August 9, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:	Peggy Fisher, Assistant Director
Regarding:	Eastman Kodak Company
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarterly period ended March 31, 2005
Form 8-K filed April 22, 2005
File No. 001-00087

On behalf of Eastman Kodak Company, please find below our responses to the Staff’s comments included in your letter to me dated June 8, 2005.  For reference purposes, the Staff’s comments as reflected in the June 8 letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of Eastman Kodak Company are shown below each comment.

Sincerely,

/s/ Robert H. Brust

General
The Company notes the Staff’s comments and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executive Summary
 The questions below primarily relate to the restatement of the 2003 full-year and quarterly financial statements and the quarterly financial statements for the first three quarters of 2004 (the “restatement”) that the Eastman Kodak Company (the “Company” or “we”) announced earlier in the year.  The primary drivers of the restatement were issues identified in the Company’s accounting for income taxes and for pensions and other postretirement benefits, as well as several miscellaneous issues.  These issues surfaced through the internal control review process mandated by Section 404 of the Sarbanes-Oxley Act of 2002, as well as the normal year-end closing and audit process.  Additionally, as a result of the Company’s conclusion that the above-mentioned restatement was required, the Company also recorded adjustments in the restatement process for out-of-period errors that were previously identified and recorded in 2003 and 2004 when the items originally became known (based on the Company’s contemporaneous materiality assessments within those periods).

By way of introduction to the responses outlined below, the Company would like to highlight the following:

•

In an effort to understand each adjustment, the Company had contemporaneously conducted a thorough review, including root cause analysis.  We have concluded that the adjustments arose from inadvertent errors and that there was no intentional misstatements nor was there any manipulative or fraudulent behavior with respect to the Company’s financial reporting.

•

All of the Company’s judgments and conclusions with respect to the restatement adjustments, including the sub-set of these adjustments which had previously been corrected in the period of discovery, were discussed in a timely manner with senior management, the Audit Committee of the Board of Directors, outside SEC counsel (in certain periods) and with our independent accountants, PricewaterhouseCoopers LLP.

•

In evaluating the impact of the adjustments on the Company’s financial statements, there was no directional bias noted.  Specifically, adjustments to net income, assets and liabilities were both positive and negative.

•

Although there are many adjustments outlined below, a large portion of them are insignificant in comparison to the Company’s business and financial activities and financial statements taken as a whole.

•

In making judgments and drawing conclusions regarding materiality and the requirements for restatement, the Company looked at the various adjustments individually and in the aggregate and we considered both quantitative and qualitative factors, all in accordance with APB 20, APB 28, SAB 99 and SAB Topic 5-F.  Further, the Company drew its materiality conclusions in light of the surrounding circumstances and the total mix of information available to it.  In drawing these conclusions, the Company prepared very detailed SAB 99 analyses, which were contemporaneously documented and discussed with the appropriate parties as outlined above.

•

Based on the Company’s materiality assessments performed contemporaneous to its conclusion to restate the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, we concluded that the financial statements for the years 2002, 2001 and 2000 did not require restatement.  The supporting materiality assessments and the conclusion that these financial statements did not require restatement were reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP.  As requested by the Staff, the Company has included materiality assessments with respect to those periods in its response to the first bullet of comment 2 below, which are included in Schedule J discovered after April 6, 2005. A summary of those assessments is as follows (Please note that the impacts presented below include the combined effects of those errors known as of the time the Company filed our 2004 Form 10-K and those discovered after April 6, 2005):

Year	Aggregate dollar impact of errors on earnings from continuing operations Overstated earnings / (Understated earnings)	Aggregate percentage impact of errors relative to earnings from continuing operations as originally reported Overstated earnings / (Understated earnings)

2000	$(9 million)	(0.6)%
2001	$2 million	2.6%
2002	$(29 million)	(3.8)%

•

In drawing its conclusions that (1) the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004 required restatement and (2) that the financial statements for the years 2002, 2001 and

2000 did not require restatement, the Company considered the net cumulative impact of the uncorrected errors as of January 1, 2003 of $1.2 million (defined below as the “Net Adjustment”) relating to the years 2002, 2001, 2000 and prior.  In its restatement of the Q1 and full-year 2003 financial statements, the Company recorded the Net Adjustment in Q1 2003 as a net charge to Selling, general and administrative expense, based on the following assessments:

-

The gross errors comprising the Net Adjustment did not have a material impact on the 2002, 2001 and 2000 financial statement line items, as supported by our materiality assessments contained in the Company’s response to the first bullet of comment 2;

-	The Net Adjustment did not have a material impact on the 2003 Q1 and full-year financial statements, as supported by our response to the second bullet of comment 2;
-

Although the impacts of the gross adjustments comprising the Net Adjustment were quantitatively material to the Benefit for income taxes line in Q1 and full-year 2003 (they were not quantitatively material to any of the other individual line items), the impacts of the gross adjustments comprising the Net Adjustment: (1) were immaterial to the income taxes line item in 2002, 2001 and 2000, (2) do not impact the trend in the income taxes line, and (3) to record the errors comprising the Net Adjustment gross in the 2003 Q1 and full-year financial statements would have a distortive effect on the income taxes line item, when such distortive impact does not belong in 2003; and

-

The Company believes that: (1) restating 2002, 2001 and 2000 to correct immaterial impacts or (2) to record the errors comprising the Net Adjustment gross in Q1 2003 would not be useful information to a reasonable investor.  Please see the Company’s response to the second bullet of comment 2 for further discussion.

•

The Company continues to believe that our disclosures in the 2004 Form 10-K, as outlined in Note 1 (as it relates to the restatement) and within Item 9 (as it relates to the material weaknesses in internal controls over financial reporting in the areas of accounting for income taxes and pension and other postretirement benefits) were clear and provided the investor with the necessary information to understand the errors and to describe how our results changed from what was originally reported for the year ended December 31, 2003 to the restated results for that period.  The Company notes that the material items corrected in the restatement comprised the (1) income tax errors, (2) pension and other postretirement errors, (3) depreciation translation issue and (4) exclusivity asset issue.

The Company notes that there is extensive disclosure within Note 1 and Item 9 relating to the tax and pension/postretirement errors and the underlying root causes of those issues.  These errors were the cause of the restatement and, therefore, once the Company determined it needed to restate its financial statements for the 2003 full-year and quarterly periods and the first three quarters in 2004, we included “Other” errors in the restatement process.  The “Other” adjustments relate to errors that were immaterial, individually and in the aggregate, with the exception of the depreciation and exclusivity issues, all of which were properly disclosed in Note 1.  As a result, and given the number and disparate nature of these adjustments, the Company does not believe that additional disclosure relating to the composition of the “other” items would have changed or influenced the judgment of a reasonable person relying on the Company’s financial statements.

The Staff will note that there are a number of adjustments for which the Company provides an explanation (see Schedule I), making this response necessarily long and detailed.  In an effort to provide sufficient detail for the Staff to conclude as to the inadvertent nature, randomness and appropriateness of each adjustment, the Company has also provided two summary schedules which should be looked at in conjunction with the narrative discussion included in our response to the first bullet of comment 1 (see Schedule I) below.  The first schedule, Schedule A-1, aggregates the adjustments in a manner that supports and ties back to the Company’s footnote disclosure in its 2004 financial statements.  The second schedule, Schedule A-2, aggregates the adjustments into the following three categories:

I.

Accounting errors identified during the 2004 year-end closing process, subsequent to the Company’s Q4 and full-year 2004 earnings release on January 26, 2005, that should have been and were ultimately recorded in Q4 2004;

II.	Accounting errors that were identified in the 2004 year-end closing process that, as part of the restatement, were booked in prior periods (2003 and 2004); and

III.

Adjustments primarily representing out-of-period errors that were previously identified and recorded in 2003 and 2004 when the items originally became known (based on the Company’s contemporaneous materiality assessments).

Should the Staff wish for more information or explanation, we would be happy to assist through a conference call or by visiting the Staff in Washington, D.C.  We believe that this supplemental verbal interaction will be beneficial in assisting the Staff in its understanding of the Company’s conclusions regarding the appropriateness and adequacy of our accounting, materiality assessments and disclosure, and the efficacy and good faith of each of the Company’s judgments.

Form 10-K for the year ended December 31, 2004

Note 1:  Significant Accounting Policies and Restatement, page 87

Restatement of Previously Issued Financial Statements

1.

The information presented in this Note does not provide investors with a clear path between the originally filed and restated numbers.  To assist us in understanding the reasons for the restatements and with a view towards revised clearer disclosure for investors, please address the following:

•

Provide us with a revised discussion of each of the accounting errors you discovered during your 2004 year-end closing process.  In addition to the errors relating to your accounting for income taxes and pensions and other postretirement benefits, please address in detail and individually quantify the other miscellaneous errors you discovered.

The Company notes the Staff’s comment.  As indicated above in the Executive Summary, we continue to believe that our disclosures in the 2004 Form 10-K, as outlined in Note 1 (as it relates to the restatement) and within Item 9 (as it relates to the material weaknesses in internal controls over financial reporting in the areas of accounting for income taxes and pension and other postretirement benefits) was clear and provided the investor with the necessary information to understand the errors and to describe how our results changed from what was originally reported for the year ended December 31, 2003 to the restated results for that period.  However, to facilitate the Staff’s understanding of the reasons for the restatements as requested, the Company has included, as an exhibit in Schedule I, a comprehensive discussion of each of the adjustments recorded in the restatement process.

Schedule I includes a discussion of all the adjustments that were recorded in the restatement of the full-year 2003 financial statements, the financial statements for each of the four quarters within 2003 and the financial statements for the first three quarters of 2004 (the restatement adjustments).  The restatement adjustments comprise adjustments that fall into the three categories as outlined above.

The Company notes that the discussion of the accounting errors listed in Schedule I and the materiality assessments provided under the first bullet of comment 2 (see Schedule J) contain a significant number of adjustments.  As discussed above, these adjustments include items beyond those that were identified during the Company’s 2004 year-end closing process.  To provide clarity, through the third quarter ended September 30, 2004, the Company had also identified errors in earlier reporting periods that had been corrected as out of period items in the period of identification based on materiality.  As a result, based on its materiality assessment of these out of period accounting errors that were known at the time the Company closed its books for each of the quarterly and annual periods through the third quarter of 2004, the Company had previously concluded that the impacts of these out of period accounting errors were not individually or collectively material based on its quantitative and qualitative assessments.  However, due to additional issues raised in the 2004 work on internal controls over financial reporting, 2004 year-end closing process and audit process, it was necessary for the Company to update its previous analyses to facilitate its conclusions as to whether or not its previously reported financial statements now required restatement.

As a result of that materiality assessment, the Company concluded that it was required to restate the full-year 2003 financial statements, the financial statements for each of the four quarters within 2003 and the financial statements for the first three quarters of 2004.  This conclusion was based upon the fact that the statements of operations for the third and fourth quarters within 2003 and the second and fourth quarters (the fourth quarter materiality assessment was relative to the fourth quarter results the Company published in its Q4 2004 earnings release on January 26, 2005) of 2004 were materially misstated.  These materiality assessments were based on the measure of net income, including discontinued operations.  Using earnings from continuing operations as the measure, as requested by the staff, the statement of operations for the third quarter of 2004 was also materially misstated (please see the Company’s response to the first bullet of comment 2).  In restating those financial statements for the errors identified in the 2004 year-end closing process, the Company booked adjustments to record those other previously identified out of period items, which had previously been determined to be immaterial for adjustment or restatement, in their proper period.

The Company notes that when it refers to its assessment of materiality, that assessment is based on a consideration of the aggregate impact of the errors on the individual line items within the statement of operations and balance sheet, taking into account both quantitative and qualitative factors, as well as all surrounding circumstances and the total mix of available information.  We believe this approach is consistent with APB 20 and SAB 99.

As previously discussed, there are a number of adjustments that the Company made in connection with its restatement.  In order to facilitate the Staff’s understanding, the Company has prepared two schedules, which should be reviewed in conjunction with the narrative descriptions in Schedule I.  The first schedule, Schedule A– is color coded so that the grouping of adjustments by color can be tied back to the disclosure in the Company’s 2004 Form 10-K.  The second schedule, Schedule A– sorts the adjustments into the following three categories:  (I) accounting errors identified during the 2004 year-end closing process that should have been and were recorded in Q4 2004, (II) accounting errors that were identified in the 2004 year-end closing process that were booked as part of the restatement in prior periods (2003 and 2004), and (III) adjustments primarily representing out-of-period errors that we previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s contemporaneous materiality assessments).

The net cumulative effect of the uncorrected errors as of January 1, 2003 was a charge of $1.2 million, which was recorded in Q1 2003 in the restatement of the 2003 full-year and first quarter financial statements, and is hereafter referred to as the “Net Adjustment.”

Please see Schedule I for the requested discussion of the accounting errors, as described above.

•	For each error, describe how you had previously accounted for each item, if at all, and contrast that with the accounting required under US GAAP.

Please see the response to the first bullet above for a description of how the Company had previously accounted for each item, if at all, with discussion contrasting the original treatment with the accounting requirements under U.S. GAAP.

•

Identify each of the last five fiscal years during which your accounting was not in compliance with US GAAP because of these errors and quantify the impact of the errors, on a gross basis, on each fiscal period.

Please see Schedule A.  For each of the fiscal years 2000, 2001, 2002, 2003 and 2004, Schedule A contains two analyses:  (1) the “Journal Entry Analysis” and (2) the “Financial Statement Impact Analysis”.  The Journal Entry Analysis for each fiscal year period includes all of the individual journal entries, at a financial statement component level for both the statement of operations and balance sheet, necessary to correct each of the errors discussed in the first bullet above in the respective periods, with the exception of those balance sheet errors in 2002, 2001 and 2000 that have a cumulative effect impact – please see Schedule C-1).  The total impact of the errors for each of the financial statement components is carried over to the Financial Statement Impact Analysis for the respective fiscal year period to adjust the “Originally Reported” balance to the “As if Restated.” or “As Restated” balance. The Financial Statement Impact Analysis calculates the percentage impact of the errors relative to what was originally reported for each of the financial statement components.

•

Quantify, on a gross basis, the adjustment that is required under US GAAP to correct each error.  For those areas involving multiple errors, such as income taxes, please quantify the adjustment relating to each component.

Please see Schedule A.  For each of the fiscal years 2000, 2001, 2002, 2003 and 2004, the Journal Entry Analysis within Schedule A quantifies, on a gross basis, the adjustment that is required under U.S. GAAP to correct each error discussed in the first bullet above (with the exception of those balance sheet erros in 2002, 2001 and 2000 that have a cumulative effect impact – please see Schedule C-1).  The total impact of the errors for each of the financial statement components is carried over to the Financial Statement Impact Analysis for the respective fiscal year period to adjust the “Originally Reported” balance to the “As if Restated” or “As Restated” balance. The Financial Statement Impact Analysis calculates the percentage impact of the errors relative to what was originally reported for each of the financial statement components.  (Please reference the Company’s response to the third bullet above).

•	Describe clearly any assumptions you make in allocating amounts to the different periods and explain why these allocations are appropriate.

Please see the Company’s response to the first bullet above for a description of any assumptions used in appropriately allocating amounts to the different periods.

•

For each required adjustment in each period, please provide us with sample journal entries showing the accounts impacted and a schedule showing us the originally reported balance in that period, the effect of each individual adjustment and the revised balance.

Please see Schedule A.  For each of the fiscal years 2000, 2001, 2002, 2003 and 2004, the Journal Entry Analysis within Schedule A provides the journal entries for each of the errors discussed in the first bullet above showing the accounts impacted at a financial statement component level.  The total impact of the errors for each of the financial statement components is carried over to the Financial Statement Impact Analysis for the respective fiscal year period to adjust the “Originally Reported” balance to the “As if Restated” or “As Restated” balance. The Financial Statement Impact Analysis calculates the percentage impact of the errors relative to what was originally reported for each of the financial statement components.  (Please reference the Company’s response to the third bullet above).

2.	To assist us in understanding your reasons for recording all the adjustments in fiscal 2003, and with a view towards revised clearer disclosure for investors, please address the following:

•

Using the schedule requested in the last bullet point of comment 1 above, please provide your analysis explaining why the corrections of the omissions or misstatements in each of the relevant periods would not change or influence the judgment of a reasonable investor.

The Company notes the Staff’s comment.  We continue to believe that the Restatement Memo of April 2005 (“Restatement Memo”), which was prepared contemporaneous to the Company’s determination as to what financial statements required restatement, was comprehensive and fully supported the Company’s materiality judgments and resulting conclusions.  However, to facilitate the Staff’s understanding of why the Company believes that the corrections of the omissions or misstatements in each of the relevant periods would not change or influence the judgment of a reasonable investor, the Company has provided materiality assessments for the years 2000 through 2004 and for the quarterly periods within 2003 and 2004 within the attached Schedule J.  Additionally, please read the Company’s response below, as it provides the appropriate context for our materiality assessments included in Schedule J.

Summary

During the Company’s year-end 2004 closing process, we identified accounting errors in the area of income taxes and pensions and other postretirement benefits as well as a number of other miscellaneous adjustments.  As a result of these errors, the Company performed an analysis to determine whether or not any of its previously issued financial statements were materially misstated and, therefore, required restatement.  Due to the fact that the Company’s 2004 Form 10-K includes a “Summary of Operating Data” for the five years ended December 31, 2004 and “Quarterly Sales and Earnings Data” for 2004 and 2003, the Company’s analysis included materiality assessments with respect to the financial statements relating to each of these periods.  Based on this analysis, the Company restated its financial statements for the year ended December 31, 2003, for the four quarterly periods in 2003 and for the first three quarterly periods of 2004.  In restating the full-year and quarterly financial statements for 2003, the Company recorded a charge of $1.2 million in the first quarter of 2003 representing the net cumulative effect of the uncorrected errors relating to 2002, 2001, 2000 and prior.  In summary, the Company’s determination not to restate the financial statements for 2002, 2001 and 2000 and to record, in the first quarter of 2003, the net cumulative effect of the uncorrected errors relating to those years and prior was based on the conclusion that the uncorrected errors were not material to the respective annual periods prior to

January 1, 2003, and the net cumulative impact of such errors of $1.2 million was not material to the first quarter or full-year 2003 results, as restated.  As further discussed below, the Company believes this position is consistent with APB 28 and SAB Topic 5-F.

We believe our analysis, as follows, supports the Company’s conclusion that the uncorrected errors relating to 2002, 2001 and 2000, which were corrected in the first quarter of 2003, would not change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement.  Additionally, the Company believes its analysis supports that the correction of the net cumulative impact of the errors relating to 2002, 2001, 2000 and prior of approximately $1.2 million as a charge to the Selling, General and Administrative expenses component in the first quarter of 2003 was a reasonable and practical approach, in all material respects, to take and would not change or influence the judgment of a reasonable investor.  (Please see the Company’s response to the second bullet of comment 2).

The errors referenced above and included in the analyses in Schedule J have been summarized in the Company’s response to the first bullet of comment 1, as included in Schedule I. Please refer to the analyses included in Schedule A (please refer to the sixth bullet under comment 1) for the financial statement information referenced below.

Analysis

The following materiality assessments include restructuring charges and are all based on the Company’s results prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Guidance Considered in Company’s Materiality Assessments

Accounting Principles Board (“APB”) No. 28, “Interim Financial Reporting,” paragraph 29 states, “In determining materiality for purposes of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

APB No. 20, “Accounting Changes,” paragraph 38 states, “The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure.  Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes.  If a change or correction has a material effect on income before extraordinary items or net income of the period before the effect of the change, the treatments and disclosures described in this Opinion should be followed.  Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosure are required.  A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period are presented.”

Staff Accounting Bulletin (“SAB”) Topic 5-F indicates that a registrant is not required to restate prior period financial statements if an accounting change, which would otherwise require the registrant to restate its prior period financial statements, does not have a material effect on prior periods’ financial statements.  In these cases, the cumulative effect of the change should be included in the statement of income for the period in which the change is made.  However, if the related cumulative effect is “material to current operations or to the trend of reported results of operations, then the individual income statements of the earlier year should be retroactively adjusted.”

In summary, SAB 99, “Materiality,” indicates the following with respect to assessing materiality:

•	A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important;
•	An assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” or the “total mix” of information;
•

In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement line;

•	One must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality;
•

The demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material;

•

Registrants and auditors first should consider whether each misstatement is material, irrespective of its effect when combined with other misstatements.  If the misstatement of an individual amount causes the financial statements as a whole to be materially misstated, that effect cannot be eliminated by other misstatements whose effect may be to diminish the impact of the misstatement on other financial statement items.  For example, if a registrant’s revenues are a material financial statement item and if they were materially overstated, the financial statements taken as a whole will be materially misleading even if the effect on earnings is completely offset by an equivalent overstatement of expenses; and

•	The Staff will be inclined to continue to defer to judgments that “allow a business, acting in good faith, to comply with the Act’s accounting provisions in an innovative and cost effective way.”

In preparing its materiality assessments, the Company considered the authoritative guidance on materiality outlined above.  APB 20 specifically states that the correction of an error in prior periods is not deemed to be an accounting change; however, it also recognizes that reporting a correction of an error in prior periods concerns factors similar to those relating to reporting an accounting change.  Accordingly, in drawing its conclusion that it was reasonable and practical, in all material respects, to record the Net Adjustment in Q1 2003, the Company considered the appropriate accounting for the net cumulative effect of the uncorrected prior period errors by drawing an analogy to the accounting treatment for an accounting change, taking into account the materiality of the errors.  Specifically, the Company’s materiality assessments were performed as follows:

Quantitative Assessment
•

The Company considered the impact of the individual errors on their respective line items within the statement of operations (e.g., net revenues, cost of goods sold, gross profit, selling, general and administrative expenses, research and development costs, and provision/benefit for income taxes) and balance sheet for the respective periods in accordance with APB 20 and SAB 99.  In assessing the impact of the individual errors on the balance sheet, the Company took into account the cumulative effect of the error (which was often different than the impact on the statement of operations, as the impact of the errors on the statement of operations is based on the amount of the misstatement for a “period” of time vs. the impact of the errors on the balance sheet, which is based on the amount of the misstatement as of a “point” in time).  The Company did not consider the impact of each error individually on income from continuing operations, as it does not believe a restatement would be appropriate, taking into account the total mix of information and considering all necessary quantitative and qualitative factors, in situations where the aggregate impact of the errors were not material to any one pre-tax or tax line item within the statement of operations as well as being immaterial to earnings from continuing operations.  The Company believes this position is consistent with SAB 99.

•

The Company then considered the aggregate impact of the errors on their respective line items within the statement of operations, including the impact on income from continuing operations, and the balance sheet (please see the discussion immediately above regarding assessing the cumulative effect for the balance sheet) for the respective periods in accordance with APB 20 and SAB 99.

Qualitative Assessment
•	The Company then performed a qualitative assessment of materiality, which took into account the factors outlined in SAB 99.

Net Adjustment Recorded in Q1 2003 for the Cumulative Effect of the Uncorrected Errors as of January 1, 2003
•	As outlined below, the Company concluded that the errors relating to 2000, 2001 and 2002 did not materially misstate the financial statements for those years.
•	The net cumulative effect of the uncorrected errors relating to those years and prior amounted to a charge of approximately $1.2 million.
•

Based on the Company’s assessment that the errors comprising the Net Adjustment (1) were not material to the prior period financial statements to which they relate (e.g., 2000, 2001 and 2002), (2) were not material to current operations (Q1 2003 and full-year 2003) and (3) did not have a material effect on the trend of earnings, the Company concluded that correcting the net cumulative effect of the uncorrected errors as of January 1, 2003 was in accordance with SAB Topic 5-F and APB 28.  Please see the Company’s response to the second bullet of comment 2 below for further discussion surrounding the recording of the Net Adjustment in Q1 2003 and its treatment as a net charge to selling, general and administrative expense.

The Company notes that (1) its original materiality assessments performed in conjunction with the restatement of its 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, (2) its ultimate conclusion that the 2000, 2001 and 2002 financial statements did not require restatement, and (3) the conclusion that it was a practical and reasonable approach, in all material respects, to record the Net Adjustment as a charge to selling, general and administrative expense in Q1 2003 was contemporaneously documented (in the Company’s “Restatement Memo of April 2005”) and reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel, and PricewaterhouseCoopers LLP.

Please see Schedule J for the Company’s materiality assessments for the years 2000 through 2004 and for the quarterly periods within 2003 and 2004.

•

If your analysis continues to conclude that the amounts are immaterial to warrant restatement of the periods prior to fiscal 2003, please explain why you believe that correction of the errors in the first quarter of fiscal 2003 is appropriate.  Explain how you considered the staff’s guidance provided in SAB Topic 5-F and the remarks of Russell P. Hodge before the December 6, 2004 AICPA National Conference on Current SEC and PCAOB Developments found at http://www.sec.gov/news/speech/spch120604rph.htm.

Adjustments relating to periods prior to 2003 (the Net Adjustment)

In restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company recorded the net cumulative effect of the uncorrected errors as of January 1, 2003 relating to 2002, 2001, 2000 and prior years, the Net Adjustment, in Q1 2003.  The composition of the Net Adjustment, as disclosed in our 2004 Form 10-K, was as follows:

Nature	Income/ (Loss)

Income Taxes	$35.6M
Pension and other postretirement benefits	(34.6M	)
Translation of depreciation expense	27.5M
Exclusivity asset write-off	(21.4M	)
Other, miscellaneous	(8.3M	)

The Net Adjustment	$(1.2M	)

Given the number of adjustments affecting the periods prior to 2003 and the disparate nature of the underlying errors, to provide clear, meaningful disclosure of what occurred, the Company grouped the errors in the 5 natural categories outlined above that comprise the Net Adjustment.  In the Company’s 2004 Form 10-K, the Company provided a discussion of the nature of the errors comprising these categories.  The Company believes that its disclosure contained the necessary details to facilitate the understanding of a reasonable investor as to what drove the restatement and how the restatement was effected.  The Company believes that more detailed information relating to all of the adjustments would not increase the usefulness and clarity of the disclosure.  In its response to the first bullet of comment 1, the Company has provided a detailed narrative of all the adjustments that were recorded in the restatement process to better facilitate the Staff’s understanding of the reasons for the restatement.

In our 2004 Form 10-K, the Company also included disclosure that indicates that we assessed the impact of the errors comprising the Net Adjustment on each annual period prior to January 1, 2003 and concluded that the impact of such errors on their respective periods is immaterial.  In making that assessment, the Company considered other items in those annual periods prior to 2003 that were recorded as out-of-period items when they were identified within those periods, based on the Company’s materiality assessment at that time. Additionally, we concluded that the impact of the Net Adjustment of $1.2 million is immaterial to net income for Q1 and full-year 2003.  Based on this assessment, the Company recorded the Net Adjustment in selling, general and administrative expense.

In reaching its conclusion that it was a reasonable and practical approach, in all material respects, to record the Net Adjustment as a charge to selling, general and administrative expenses in Q1 2003, the Company considered a number of factors.  The Company looked to SAB Topic 5-F, which states that registrants are not required to restate prior period financial statements if an accounting change, which would otherwise require a restatement of the prior period financial statements, does not have a material effect on such prior period financial statements.  In these cases, the cumulative effect of the change should be included in the statement of income for the period in which the change is made.  However, if the related cumulative effect is “material” to current operations or to the trend of reported results of operations, then the individual income statements of the earlier year should be retroactively adjusted.

The Company considered the appropriate accounting for the related net cumulative effect of the uncorrected errors relating to periods prior to 2003, the Net Adjustment, by drawing an analogy to the accounting treatment for an accounting change as outlined in SAB Topic 5-F as follows:

•

Initially, we assessed whether or not the errors had a material effect on prior period financial statements.  Based on the Company’s materiality assessments, as outlined in our response to the first bullet of comment 2, we concluded that the errors comprising the Net Adjustment are quantitatively and qualitatively immaterial to the individual line items comprising the statement of operations, including net income, and the balance sheets for the years ended December 31, 2002, 2001 and 2000.  Again, in making that assessment, the Company considered other items in those annual periods prior to 2003 that were recorded as out-of-period items when they were identified within those periods, based on the Company’s materiality assessment at that time. Based on these assessments, the Company concluded that the financial statements for these years did not require restatement for the errors relating to those annual periods.

•

Secondly, the Company assessed whether the net cumulative effect of the uncorrected errors as of January 1, 2003, the Net Adjustment, was material to current operations or to the trend of reported results of operations.  Based on the Company’s materiality assessment, the Company concluded that the impact of $1.2 million was not quantitatively or qualitatively material to Q1 or full-year 2003, nor does it affect the trend of reported results of operations.

In accordance with SAB Topic 5-F, the Company concluded that it was appropriate to record the cumulative effect of the uncorrected errors as of January 1, 2003, the Net Adjustment, in Q1 2003.  In recording the cumulative effect of the uncorrected errors as of January 1, 2003 in Q1 2003, the Company concluded that it was a reasonable and practical approach, in all material respects, to record the Net Adjustment as a net charge to selling, general and administrative expenses.  The Company’s conclusion is supported by the following:

(1)

The impacts of the individual adjustments comprising the Net Adjustment (i) are immaterial, individually and in the aggregate as well as quantitatively and qualitatively, to the statement of operations line items for 2002, 2001 and 2000 and (ii) do not impact the trend in the income taxes line (see (2) below);

(2)

The impacts of the individual adjustments comprising the Net Adjustment on the statement of operations line items for Q1 2003 were immaterial, individually and in the aggregate as well as quantitatively and qualitatively.  The one exception to this is that the impacts of the individual adjustments comprising the Net Adjustment would have had a quantitatively material impact on the Benefit for income taxes line item if they were recorded gross.  However, in accordance with SAB 99, the Company makes its materiality conclusions based on all of the surrounding circumstances and the total mix of information that a reasonable investor would consider important.  For example, the Company notes that our stock price increased after we announced the tax errors and material weakness in the January 26, 2005 earnings release.  Based on this investor reaction, and in consideration of the total mix of information, including the fact that the errors comprising the Net Adjustment were not material to the years 2002, 2001 and 2000, we believe that the Company’s decision to record the Net Adjustment as a net charge to the Selling, general and administrative expense line item in Q1 2003 versus recording the items gross is not of such a magnitude, in light of the surrounding circumstances, that it is probable that the judgment of a reasonable person relying upon the Company’s financial statements for Q1 2003 would have been changed or influenced had the Company recorded the adjustments gross.

(3)

By omitting the gross impacts of the individual errors comprising the Net Adjustment from the Q1 2003 statement of operations line items, the Company does not believe that it is excluding information that would be meaningful to a reasonable investor.  On the contrary, to include such impacts in the Q1 2003 statement of operations line items could be potentially distortive, especially in light of the fact that such impacts do not belong in Q1 2003.

Based on the Company’s support for recording the Net Adjustment in Q1 2003, as outlined above, we believe the treatment of the Net Adjustment as a net charge to the Selling, general and administrative expense line item was a reasonable and practical approach, in all material respects, as we believe that restating 2002, 2001 and 2000 or recording the adjustments comprising the Net Adjustment gross in Q1 2003 would not have changed or influenced the judgment of a reasonable investor or been viewed by a reasonable investor as having significantly altered the total mix of information made available.

In response to the Staff’s comment, the Company did consider the remarks of Russell P. Hodge before the December 6, 2004 AICPA National Conference, which indicates that, if the reversing or carryover effects of a prior period misstatement is material to the current period financial statements, the correction of the prior period misstatement should be reported as a prior period adjustment in accordance with APB 20 and the financial statements should be retroactively restated.  The Company believes that the carryover effects of the prior period misstatements as of January 1, 2003 were not material to the Q1 or full-year 2003 financial statements as the Net Adjustment only amounted to $1.2 million.  The Company believes that its approach to record the Net Adjustment as a net charge to selling, general and administrative expenses in Q1 2003 was a reasonable and practical approach, in all material respects, and was consistent with the notion in SAB 99 which indicates that the Staff will be inclined to continue to defer to judgments that “allow a business, acting in good faith, to comply with the Act’s accounting provisions in an innovative and cost-effective way.”

The Company notes that (1) its original materiality assessments performed in conjunction with the restatement of its 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, (2) its ultimate conclusion that the 2000, 2001 and 2002 financial statements did not require restatement, and (3) the conclusion that it was a practical and reasonable approach, in all material respects, to record the Net Adjustment as a charge to selling, general and administrative expense in Q1 2003 was contemporaneously documented (in the Company’s “Restatement Memo of April 2005”) and reviewed with senior management,  the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP.

•

Explain clearly why you believe the prior period corrections made in fiscal 2003 should be presented in Selling, General and Administrative expenses and not in the related statement of operations caption.

Please see the Company’s response to the comment under the second bullet above.

3.

In regards to the materiality analysis requested in the first bullet point of comment 2 above, we would expect that analysis to be more comprehensive than your Restatement Memo of April 2005.  As appropriate, you should address the following:

•	Your materiality assessment relating to 2004 and 2003 should include an analysis of qualitative factors, since SAB 99 requires quantitative and qualitative considerations in materiality judgments.

Please see the Company’s response to the first bullet of comment 2 above for the materiality assessment relating to 2004 and 2003, which includes an analysis of qualitative factors.

The Company notes the Staff’s comment.  We continue to believe that the Restatement Memo of April 2005 (“Restatement Memo”), which was prepared contemporaneous to the Company’s determination as to what financial statements required restatement, was comprehensive and fully supported the Company’s materiality judgments and resulting conclusions.  The Restatement Memo did not include qualitative assessments as part of the Company’s overall materiality assessments for 2003 and 2004 due to the magnitude of the aggregate quantitative impact of the errors relating to certain of the quarterly periods within the years ended December 31, 2003 and 2004.  The Company believes that the qualitative assessments would not have mitigated the weight of the quantitative assessments and, therefore, change the Company’s conclusion that such periods within 2003 and 2004 required restatement.

The Company notes that the Restatement Memo was reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP prior to the filing of our 2004 Form 10-K.

•	Your materiality assessment should include restructuring charges in your assessment of the aggregate impact on the results from continuing operations.

The Company’s materiality assessment of the aggregate impact of the accounting errors on the results from continuing operations includes restructuring charges.  Please see the Company’s response to the first bullet of comment 2 above.

The Company would like to note that, given the Company’s relative size (2004 sales of $13.5 billion/December 31, 2004 assets of $14.9 billion) and the current business transformation that is occurring, which has led to significant restructuring charges relative to our earnings during the years December 31, 2001 through December 31, 2004, our net income results in any one quarterly or annual period could be virtually break-even and can fluctuate based on the level of restructuring charges that are recorded in any one period.  Therefore, any error could be considered material to reported net income from a quantitative perspective.  As a result, in addition to the quantitative factors, the Company’s historical qualitative materiality assessments, including those included in the Restatement Memo, have included an alternative measure of materiality that was based on the Company’s results before restructuring charges and their related tax effects.

As discussed, the Company identified errors in its December 2004 closing process.  Through the third quarter ended September 30, 2004, the Company had also identified errors in earlier periods that had been corrected as out of period items.  As a result, based on its materiality assessment of these errors that were known at the time the Company closed its books for the third quarter of 2004, the Company had concluded at that time that the effects of the impacts of the errors were not material to the annual periods for the years ended December 31, 2000 through 2003, and the quarterly periods in 2003 and to date in 2004, based on its quantitative and qualitative assessments.  These materiality assessments included qualitative assessments utilizing the Company’s alternative measure of materiality described above.  These judgments and resulting conclusions were made and documented in a SAB 99 memo, similar to the year-end Restatement Memo, as part of the Company’s external reporting process for Q3 2004 and prior to the filing of our 2004 Q3 Form 10-Q.  The SAB 99 memo was reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP prior to our filing of the 2004 Q3 Form 10-Q.  However, due to additional issues raised in the 2004 work on internal controls over financial reporting, the year-end 2004 closing process and audit process, it was necessary for the Company to update its previous analyses to facilitate its conclusions as to whether or not its previously reported financial statements now require restatement.  Additionally, due to the fact that a large number of the issues identified during the year-end 2004 closing process related to income taxes, including income taxes relating to restructuring activities, the Company determined that our materiality assessments must be made on the basis of GAAP net income, including taxes, restructuring and its related tax effects, without the use of our alternative qualitative measure.  Accordingly, our ultimate judgments and resulting conclusions as to what periods required restatement were based on GAAP net income, as documented in our Restatement Memo.

Additionally, all of the materiality assessments within our responses to the Staff’s comments herein include restructuring charges and their related tax effects.

•	The analysis should be based on GAAP financial measures and on your GAAP results.

The Company’s analysis is based on GAAP financial measures and on our GAAP results.  Please see the Company’s response to the first bullet of comment 2 above and the Company’s response to the prior bullet.

•

In assessing the materiality of these adjustments, please consider each misstatement separately, then the aggregate effect of all misstatements.  You should consider whether each misstatement is material, irrespective of its effect when combined with other misstatements.

The Company’s materiality assessment considers the effect of each misstatement separately and in the aggregate. Please see the Company’s response to the first bullet of comment 2 above.

•	You should clearly document how you assessed the impact of individual line items on the balance sheet and income statement that were affected by the errors.

The Company’s materiality assessment documents how the Company assessed the impact of the errors on the individual line items on the balance sheet and income statement.  Please see the Company’s response to the first bullet of comment 2 above.

•	Include a schedule showing the impact of the errors on EPS by fiscal year and on a quarterly basis.

Please see the Company’s materiality assessment for 2003 and 2004 as it relates to the impact of the errors on the 2003 full-year and quarterly periods and the quarterly periods for 2004.

2000 (see Schedule B_2000_EPS)

The Company notes that the errors relating to the quarterly periods within 2000 were quantitatively immaterial.  The Company did no further materiality assessment with respect to the EPS schedule for 2000, as the quarters were not included in the 2004 Form 10-K and will not be presented in future filings. Please note that the analysis prepared excludes the impact of the waived adjustments.

2001 (see Schedule B_2001_EPS)

The Company notes that the errors had a $5.9 million, or 16.4%, impact on net income for Q2 2001.  This is attributable to virtually break-even net earnings of $36M.  Based on the dollars and percentage errors for Q2, and given the staleness of the data and the fact that these quarterly results were not included in the 2004 Form 10-K and will not be presented in future filings, the Company has concluded that the impacts are immaterial on a quantitative basis. Please note that the analysis prepared excludes the impact of the waived adjustments.

2002 (see Schedule B_2002_EPS)

The Company notes that the errors had a $7.8 million, or 19.0%, impact on income from continuing operations for Q1 2002.  This is attributable to virtually break-even net earnings of $41M.  Additionally, the Company notes that the errors had a $27.7 million, or 8.2%, impact on income from continuing operations for Q3 2002 and a $8.0 million, or 6.2%, impact on income from continuing operations for Q4 2002.  Based on the dollars and percentage errors for Q3 and Q4, and given the staleness of the data and the fact that these quarterly results were not included in the 2004 Form 10-K and will not be presented in future filings, the Company has concluded that the impacts are immaterial on a quantitative basis.  Additionally, the net impact of the errors of $29.4 million for the full-year 2002 on an income from continuing operations basis represents a misstatement of the net income line of only 3.7%. Please note that the analysis prepared excludes the impact of the waived adjustments.

•	Document the consideration you gave to the fact that these restatements could materially impact gross margins.

The Company’s materiality assessment does consider the impact on gross margins.  The Company notes that the impacts of the uncorrected errors on gross margin for the years 2002, 2001 and 2000 did not exceed 1%.  Please see the Company’s response to the first bullet of comment 2 above.

•	Discuss whether you or your auditors are aware of any waived adjustments for any of the years in which the errors occurred and explain how they impacted your materiality assessment.

The Company defines a waived adjustment for purposes of this response to the Staff as any adjustment that was not considered in conjunction with the restatement of the Company’s financial statements included in the 2004 Form 10-K and, therefore, was not recorded in the proper periods in the restated results included in the 2004 Form 10-K that was filed on April 6, 2005.  The Company included in its restatement of the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004 all previously waived adjustments that were known as of April 6, 2005.

Subsequent to the filing of the Company’s 2004 Form 10-K, the Company identified the following items that were not known or were inadvertently not considered at the time we completed our restatement process and filed the 2004 Form 10-K and, therefore, were not recorded in the proper periods in the restated results included in the 2004 Form 10-K:

(1)

Charge to write off capitalized interest of $8.7 million - A charge of $8.7 million relating to capitalized interest that relates to prior years 1997 – 2004.  This adjustment was identified in conjunction with the Company’s normal quarterly closing process for the first quarter of 2005.  Based on the Company’s quantitative and qualitative assessments prepared prior to filing its first quarter 2005 Form 10-Q, the Company recorded this adjustment in its first quarter 2005 results on the basis that it was not material to the results for the respective prior periods or to the 2005 first quarter actual and estimated full-year results.  The Company disclosed this out-of-period adjustment in the notes to the first quarter 2005 Form 10-Q.

(2)

In-process research and development charge of $3 million – During the second quarter of 2003, the Company entered into a licensing agreement with a third party to use certain patents related to flexible electric displays.  These patents were to be used in current research and development projects and had no other probable future use.  Therefore, the $3 million upfront licensing fee should have been immediately expensed as an in-process research and development charge in the second quarter of 2003.  The $3 million charge was ultimately recorded in the third quarter of 2003 as an out-of-period item based on the Company’s materiality assessment.  This error was inadvertently overlooked in the restatement of the 2003 second and third quarter results in conjunction with the filing of the Company’s 2004 Form 10-K.  In its response to the first bullet of comment 2 as it relates to our materiality assessment for the year ended

December 31, 2003, the Company has evaluated this item relative to the restated quarterly financial statements for the second and third quarters of 2003, and has concluded that the impact is not material when considering the entire mix of information.

(3)

State tax reserve reversal/benefit of $3 million – The Company had a tax reserve of $3 million related to specific tax exposures in the state of Colorado.  Although this tax matter was resolved in the Company’s favor during the second quarter of 2003, which eliminated the need for the reserve, the reserve amount was inadvertently not reversed until the third quarter of 2003.  This error was inadvertently overlooked in the restatement of the 2003 second and third quarter results in conjunction with the filing of the Company’s 2004 Form 10-K.  In its response to the first bullet of comment 2 as it relates to our materiality assessment for the year ended December 31, 2003, the Company has evaluated this item relative to the restated quarterly financial statements for the second and third quarters of 2003, and has concluded that the impact is not material when considering the entire mix of information.

(4)

Restructuring charge reversal of $8 million – In Q3 2003, the Company erroneously over accrued restructuring charges by $8 million in France relating to special benefits under voluntary plans that had not yet been agreed to.  Absent formal agreement to the benefits by the impacted individuals, the Company should have only accrued amounts consistent with historic benefits provided (if a prior social plan existed) or, in the absence of a social plan, the statutory minimums.  Accordingly, the difference between the special benefits and the statutory minimum required benefits should have been recorded as a restructuring charge in Q4 2003 when the special benefits were formally accepted by the impacted individuals.  As these benefits were formally agreed to in Q4 2003, no adjustment was required in Q4 2003 as the related accrual and expense relating to this restructuring action were appropriately stated as of and for the year ended December 31, 2003.  However, as this charge should have been recorded in Q4 2003 originally, restructuring charges for Q4 2003 were understated by the same $8 million relating to the overstatement in Q3 2003.  This issue had no net effect on the full-year 2003 results; it merely impacted Q3 and Q4.  This error was inadvertently overlooked in the restatement of 2003 third and fourth quarter results in conjunction with the filing of the Company’s 2004 Form 10-K. In its response to the first bullet of comment 2, the Company has evaluated the materiality of this overlooked out of period item on the 2003 third and fourth quarter financial statements, as restated, and has concluded that the impact is not material when considering the entire mix of information.

As indicated above, these items discovered subsequent to the filing of our 2004 Form 10-K were considered in our materiality assessments provided in response to the first bullet of comment 2.  The related amounts have been reflected separately (apart from the errors known prior to April 6, 2005 and, therefore, considered in the Company’s restatement) in the Schedule A Journal Entry Analyses and Financial Statement Impact Analyses supporting the materiality assessments for the years 2000 – 2004.  For 2003 and 2004, the separation of these items from the actual restatement adjustments recorded facilitates the Company’s materiality assessments of these items relative to the as restated results for those years.  Based on these materiality assessments, the Company has concluded that these errors discovered subsequent to the filing of its 2004 Form 10-K are not material to the restated results for 2003 and 2004.  Please see the Company’s materiality assessments included in our response to the first bullet in comment 2.

•	Address whether the errors have a material effect on any of the segment data included in your filings.

The errors did not have a material impact on the segment data included in our filings.  Please see the Company’s qualitative materiality assessments within our response to the first bullet of comment 2 above.

4.	Please address the following relating to the $18 million exclusivity payment write-off:

•

Describe to us the material terms of the exclusivity agreement, including the date you signed the agreement, the parties, the consideration exchanged, the termination provisions or expiration date, and discuss any side agreements or mutual understandings not documented in the agreement.

On June 2, 1998, Kodak, Walgreen Co. (“Walgreen”), and Walgreen Arizona Drug Co. (“Walgreen Arizona”) entered into a photofinishing services agreement whereby Walgreen and Walgreen Arizona engaged Kodak to provide photofinishing and imaging services to all of their retail stores located in Arizona and the Midwest.  Kodak already provided similar services to other Walgreen stores located in other regions in the United States.  The agreement stated that Kodak shall be the exclusive supplier of photofinishing and imaging services (including both off-site and on-site photofinishing and imaging services) to the stores located in Arizona and the Midwest for a term of ten years commencing on June 2, 1998 and ending on June 1, 2008.  In consideration of Kodak’s right to be the exclusive provider of the photofinishing services for a ten-year period, Kodak paid Walgreen and Walgreen Arizona an upfront rebate for exclusivity amounting to $38,776,063.

The photofinishing services agreement also stated that if, at any time during the ten-year term, any store in the applicable regions were no longer serviced exclusively by Kodak for any reason, then Walgreen or Walgreen Arizona, as the case may be, shall owe Kodak a cash payment equal to $573.95 (per store) multiplied by the number of full or partial calendar months remaining during the ten-year term provided that Kodak had not committed a material quality default in its service.

There are no side arrangements or mutual understandings not documented in the agreement.

•	Tell us how you accounted for the transaction and describe the provisions of the agreement which you believe resulted in an asset being recorded at the time.

In June 1998, Kodak recorded the upfront payment to Walgreen and Walgreen Arizona as an asset in the “Other long-term asset” component on the Company’s balance sheet.  Kodak amortized the upfront rebate as a reduction to revenue from June 1998 until August 2003.  In September 2003 the unamortized balance of approximately $18 million was written off.

Kodak recorded the upfront payment to Walgreen and Walgreen Arizona for exclusivity as an asset in accordance with its Revenue policy as stated in the Company’s significant accounting policies within Note 1 in the 2004 Form 10-K.  Under the arrangement, Kodak obtained contractual rights to be the exclusive supplier of photofinishing and imaging services to the stores located in Arizona and the Midwest for a ten-year term.  In addition, the contract contains a clawback provision for Kodak to recover a portion of the upfront rebate in the event Walgreen or Walgreen Arizona did not honor the exclusivity provisions that provided Kodak the contractual right to be the exclusive supplier of photofinishing services.  Consistent with the Company’s policy referred to above, without the exclusivity and/or clawback provisions, the Company would not have recorded an asset.

We would also like to refer the Staff to the Company’s response to comment 21 within its August 6, 2003 response to the comment letter dated July 23, 2003, which we believe is also responsive to the Staff’s comment.

•	Explain to us how you considered the guidance in EITF 01-09 in accounting for the transaction and say how it applied.

The Task Force reached a consensus in EITF 01-09 that cash consideration provided by a vendor to a customer should be characterized as a reduction of revenue when recognized in the vendor’s income statement unless (1) the vendor receives or will receive an identifiable benefit that is sufficiently separable from the recipient’s purchase of the vendors products in exchange for the consideration provided to the customer and (2) the vendor can reasonably estimate the fair value of the benefit identified.

The upfront payment made to Walgreen and Walgreen Arizona is similar to a slotting fee or an upfront rebate and, therefore, is within the scope of EITF 01-09.  The amortization of the upfront payment has been treated as a reduction of revenue in Kodak’s financial statements, as Kodak will not receive a benefit that is separable from the Walgreen and Walgreen Arizona purchases of Kodak’s photofinishing and imaging services.

The Company notes that this transaction was consummated prior to the effective date of EITF 01-09.  However, since the effective date of this agreement in 1998, the Company has treated the amortization as a charge to revenue and, therefore, the transition to EITF 01-09 did not change the Company’s accounting for this transaction.  Further, with respect to the initial capitalization of the upfront payment to Walgreen for the exclusivity and clawback contractual provisions, EITF 01-09 does not provide guidance in this area other than to indicate that, if companies do record assets for customer incentives, the resulting amortization shall be classified in the income statement in accordance with EITF 01-09.  In 1998, the Company appropriately recorded this as an asset in accordance with its policy, as it had received an identifiable benefit through the exclusivity and clawback provisions of this arrangement. The Company notes that its policy for capitalizing this upfront payment to Walgreen is supported by FASB Statement of Concepts 6, which indicates that an asset must have the following characteristics:

(1)

A probable future benefit - The Company prepared a business case prior to entering into the exclusivity arrangement, which supported that the exclusivity payment was expected to be recoverable through the resulting sales arrangement with Walgreen.  Additionally, if Walgreen did not adhere to the exclusivity arrangement, the clawback provision would compensate Kodak for the absence of the exclusivity arrangement within a particular store;

(2)

The entity can obtain the benefit and control others’ access to it – The Company obtained the benefit through the upfront payment for exclusivity and the clawback provision.  Accordingly, Walgreen was contractually obligated to perform in accordance with the legally binding arrangement.  If Walgreen did not abide by the exclusivity arrangement, they would be contractually obligated to pay Kodak in accordance with the clawback provision of the contract.

(3)

The transaction giving rise to the asset has already occurred – The transaction was represented by the signing of the contract and the Company’s making the upfront payment to Walgreen for the exclusivity arrangement and clawback provision.

•	Tell us the useful life you assigned to the asset and where you recorded the related amortization.

Kodak expected to provide photofinishing services to Walgreen and Walgreen Arizona for the duration of the entire ten-year agreement.  Therefore, a ten-year useful life was assigned to the asset.  The related amortization was recorded as a reduction of revenue for the reasons described above under the third bullet.

•	Describe to us how, and the intervals at which, you tested the asset for impairment pursuant to SFAS 144 and discuss any significant changes in methods or assumptions from period to period.

In accordance with its accounting policy for long-lived assets, Kodak generally tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. As discussed in the second bullet under comment 4 above, in 1998, Kodak recorded an asset for the upfront consideration paid to Walgreen as a result of the contractual exclusivity and clawback provisions and our intention to enforce these arrangements when the transaction was consummated. When Walgreen and Walgreen Arizona began breeching the exclusivity contract provisions by installing competitor equipment in stores covered by the exclusivity contract in 2001 and Kodak failed to enforce the exclusivity and clawback provisions in the contract that would provide for recovery of a pro-rata portion of the upfront rebate, Kodak’s application of its policy would result in a write-off, as the basis for capitalization and amortization no longer existed.  Consistent with the Company’s policy, the Company should have written off the unamortized balance of this upfront rebate of approximately $27 million in Q4 2001.

•

Discuss in detail your reasons for reversing the charge-off of the exclusivity agreement asset previously recorded in the third quarter of fiscal 2003 and applying the charge-off to a prior period.  Specifically identify the period in which the assets should have been recorded and explain how that treatment is consistent with your impairment methodology.

In accordance with the Company’s practice and the application of its policy with respect to long-term assets relating to customer incentives, the Company records a charge to write off the asset in the period in which the basis for originally establishing the asset is no longer present.

As discussed in the immediately preceding question, the Company originally wrote the asset off in Q3 2003 when the issue was discovered by the Controllers organization.  Taking the charge at this time was based on the Company’s materiality assessment, which concluded that it was not material to Q4 2001 (when the Company’s basis for capitalization was no longer present) and to Q3 2003.  Also, as further discussed in the immediately preceding question, this is in accordance with the Company’s established and disclosed accounting policy.

However, when the Company ultimately decided to restate its 2003 full-year and quarterly financial statements, the third quarter 2003 out-of-period charge to write off the exclusivity asset was reversed and was appropriately treated as part of the Net Adjustment recorded in the first quarter of 2003 to record the impact of the uncorrected errors relating to periods prior to 2003.  In the Company’s materiality assessment prepared in connection with its response to the first bullet of comment 2 above, the Company has reflected the exclusivity charge in its 2001 analyses, as Q4 2001 was the period in which the basis for capitalization of the asset no longer existed.

5.

We note on page 17 of your Restatement Memo of April 2005 that the agreement was amended to remove the exclusivity rights in November 2002.  Tell us the material terms of the amendment and the amount of any consideration you received for giving up those rights.  Explain why this event did not result in a write-off of the exclusivity asset.

On November 27, 2002, Kodak and Walgreen entered into a new Photofinishing Services Agreement (“the Agreement”).  Under the Agreement, Walgreen engaged Kodak as a non-exclusive supplier of Walgreen’s photofinishing and imaging services, including on-site and off-site services for the period through August 31, 2005.  The Agreement also stated that its terms and conditions superseded any terms in any lab sale or other agreements that might restrict the parties from introducing new and advanced offerings, discontinuing offerings, or might require exclusivity.  Kodak did not receive any consideration for surrendering those rights.  Walgreen’s installation of competitor photofinishing equipment in its stores and Kodak’s failure to exercise its exclusivity and recovery rights in 2001 was the event that should have triggered the write-off of the exclusivity asset in accordance with Kodak’s policy.  However, the Company’s Controller’s organization did not become aware of these events nor the provision in the Agreement that superseded any contractual exclusivity arrangements in any other prior agreement until the third quarter of 2003, at which time the Company recorded a charge of approximately $18 million to write off the exclusivity asset as an out-of-period item, based on the Company’s materiality assessment performed at that time.  The write-off of the exclusivity asset was not material to the 2001 full-year financial statements or 2003 full-year and third quarter financial statements as originally filed.

6.	We note references to other exclusivity agreement assets being recorded in your financial statements.

•	Tell us the amounts of these assets, the provisions which result in an assets being recorded and where they are presented on your balance sheet.

In accordance with the Company’s Revenue policy as specified in its significant accounting policies under Note 1 within its 2004 consolidated financial statements, the Company records an asset and amortizes that asset as a reduction of revenue (if the incentive is cash; it is amortized to cost of goods sold if the asset relates to the giveaway of equipment) over the term of the arrangement in situations where the Company receives a benefit over a period of time from its upfront payment of consideration to the customer, which can include cash and/or free equipment.  The Company receives identifiable benefits and, therefore, recognizes assets relating to upfront customer incentives in primarily two situations:  (1) Kodak obtains contractual exclusivity; or (2) Kodak has a clawback provision whereby we have the contractual right to receive a pro-rata amount of the upfront incentive back in the event the customer does not fulfill its obligations under the contract.

As of December 31, 2004, the Company had approximately $73 million of these assets capitalized on its balance sheet, which were primarily classified as Other current assets or Other long-term assets.  Generally, these assets relate to transactions in which the Company obtained contractual exclusivity and/or obtained clawback rights.

We would also like to refer the Staff to the Company’s response to comment 21 within its August 6, 2003 response to the comment letter dated July 23, 2003, which we believe is also responsive to the Staff’s comment.

•	Discuss how your accounting for these assets differs, if any, from the asset charged-off in fiscal 2003, especially as it relates to impairment.

In accordance with the previous discussion regarding the Company’s accounting policy, the accounting for these assets does not differ from the Walgreen exclusivity asset.

Note 5:  Goodwill and Other Intangible Assets, page 103

7.	Describe to us the errors you corrected in fiscal 2003 relating to purchase accounting. Tell us whether the amounts are included in the restatement described in Note 1.

The “Correction of purchase accounting” line item in Note 5: Goodwill and Other Intangible Assets presented in the Company’s 2004 Form 10-K includes restatement adjustments recorded in 2003 for the following segments (in millions):

Increase/ (Reduction) of Goodwill

D&FIS	$(6)
Health	(15)
Graphic Communications	4

Consolidated total	$(17)

The $6 million reduction of goodwill for the D&FIS segment is the result of a restatement entry recorded to correct an error in the fourth quarter of 2003.  In January 2002, the Company completed the Spector acquisition of labs in France.  A valuation allowance was established against tax loss carryforwards of the acquired entity in purchase accounting.  The loss carryforwards were first allowed to be utilized in the fourth quarter of 2003 and a tax benefit was recognized by recording the credit in the statement of operations at that time.

Paragraph 30 of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” requires a valuation allowance recognized against the deferred tax asset for an acquired entity’s net operating loss carryforwards to be applied first to reduce to zero any goodwill related to the acquisition when those benefits are first recognized.  Therefore, the tax benefit recorded in the fourth quarter of 2003 should have reduced goodwill.  The amount of this correction is $6 million and is included in Note 1: Significant Accounting Policies and Restatement under Income Taxes described in category 1.

The $15 million reduction of goodwill for the Health segment is related to a restatement entry included in the Net Adjustment to correct an error in purchase accounting related to the Company’s acquisition of Imation in 1998.  The acquisition of Imation was a taxable transaction. Liabilities were established in purchase accounting for various items for which deductions were taken on tax returns from 1999 through 2001.  No deferred tax asset was established related to the difference in basis of these liabilities.

The Net Adjustment corrects this error by establishing a deferred tax asset of approximately $22 million as of December 31, 1998 with a corresponding reduction to goodwill.  The Company had been amortizing this goodwill for a period of 10 years and ceased amortization as of January 1, 2002.  The reduction of $15 million presented above is net of $7 million of accumulated amortization that was inappropriately recognized in periods prior to January 1, 2002. This correction is included in Note 1: Significant Accounting Policies and Restatement under the discussion of Adjustments Relating to Periods Prior to 2003 for the cumulative income statement correction of $7 million.

The $4 million increase in goodwill for the Graphic Communications segment is related to a restatement entry included in the Net Adjustment to correct an error in accounting for the Company’s acquisition of a 50 percent interest in NexPress in 1999.  The Company acquired its interest in NexPress through a non-taxable transaction but did not establish a deferred tax liability for the excess of the book basis of the investment over the tax basis.

The Net Adjustment corrects this error by appropriately establishing a deferred tax liability of approximately $9 million in 1999 with a corresponding reduction of “negative goodwill” associated with the formation of the joint venture.  The Company has been amortizing the negative basis difference over a period of five years.  The SEC staff indicated at the 2001 SEC Conference that positive and negative basis differences that result from the contribution of property to a joint venture should not be treated as equity method goodwill.  Accordingly, a registrant should continue to amortize such basis differences.

The increase of $4 million presented above is net of accumulated amortization of $5 million, which should have been recognized in periods prior to January 1, 2003.  This correction is included in Note 1: Significant Accounting Policies and Restatement under the discussion of Adjustments Relating to Periods Prior to 2003 for the cumulative income statement correction of $5 million.

Form 10-Q for the quarterly period ended March 31, 2005

Note 1:  Basis of Presentation and Restatement, page 6

8.

We note that during the first quarter of 2005, you determined that the property, plant and equipment balance was overstated by approximately $9 million, which would have resulted in an additional expense for the years 2002-2004.  Confirm that your materiality assessment takes into consideration the waived adjustments for any of the years in which the errors occurred.  Include the required adjustments on a gross basis in the schedule requested in the last bullet of comment 1 above.

The Company’s materiality assessments for each of the years in the five-year period ended December 31, 2004, as reflected in our response to the first bullet of comment 2, take into consideration the waived adjustments for the years in which the errors occurred.  Please see the Company’s response to the eighth bullet under comment 3 for a discussion of the waived adjustments, how these items were included in the schedules the Staff has requested in the last bullet of comment 1, and how these items were considered in the materiality assessments provided in response to the first bullet of comment 2.

Note 16:  Subsequent Events, page 28

9.

Please provide us with your calculation of the income significance test as outlined in Rule 1-02(w) of Regulation S-X for your acquisition of the remaining interest in Kodak Polychrome Graphics.  Refer, also, to Rule 3-05 of Regulation S-X.

As a result of the acquisition of Kodak Polychrome Graphics (“KPG”) on April 1, 2005, the Company performed the significance test in accordance with Rule 1-02(w) of Regulation S-X to determine if the acquisition qualified as “significant” for purposes of filing a Form 8-K under Item 2.01.  In performing the significance test, the Company substituted 20% for 10% in each place the 10% appears in the calculation in accordance with Rule 11-01(b) of Regulation S-X.  In order to determine the appropriate methodology for performing the investment, asset and income tests, the Company referenced Rule 1-02(w) directly.  As such, for purposes of applying the income test, the denominator was determined using the average of the Company’s consolidated income for the most recent five years.  This methodology was utilized based on the computational note included in Rule 1-02(w), which states that, “if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing average income.”  The Company’s 2004 loss from continuing operations before income taxes, as restated, was $94 million.  When compared with average income for the last five years of $643 million, excluding loss years, the 2004 loss is at least 10 percent lower.  Accordingly, the five-year average was utilized in the calculation.  In performing the three tests under Rule 1-02(w), the Company originally determined that none of the tests exceeded the 20% threshold.  (See Schedule D for the Company’s original significance calculation prepared in connection with the KPG acquisition).  As a result, the Company originally concluded that KPG did not meet the significance criteria and, therefore, a Form 8-K was not required to be filed under Item 2.01 to report this acquisition. On April 4, 2005, the Company filed a Form 8-K solely under Item 2.03, “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.”

In connection with the performance of the significance test with respect to another acquisition in June 2005, the Company became aware of the Staff’s interpretive guidance relating to the five-year averaging method, which indicates that the five-year averaging method is not permitted if the registrant reported a loss in its most recent year.  In situations where the most recent year is a loss, the Company discovered that significance should be evaluated relative to the absolute value of the most recent year’s loss.  In reperforming its significance calculation in accordance with this guidance, we determined that KPG did in fact meet the significance criteria as it relates to the income test.  (See Schedule E for the

Company’s revised significance calculation prepared in connection with the KPG acquisition).  As a result, the Company should have filed a Form 8-K under Item 2.01 within 4 business days of April 1, 2005 to report the KPG acquisition.  Additionally, due to the fact that the income test had a result exceeding 50%, under Rule 3-05(b)(2)(iv) of Regulation S-X, the Company was required to file full audited financial statements for the latest three years and reviewed interim financial statements for the latest interim period for KPG as specified in Rules 3-01 and 3-02.  Further, the Company was required to provide pro forma financial statements as specified in Rule 11-01 and 11-02 reflecting the impacts of the KPG acquisition.  Now that the Company was required to file under Item 2.01, the Company was required to file a Form 8-K/A with these audited and pro forma financial statements by June 17, 2005, 71 calendar days from when it would have been required to file the original Form 8-K for the KPG acquisition.  Due to the timing of when the Company discovered the error in its significance calculation, we ultimately filed the Form 8-K/A with the required financial statements on July 1, 2005.

As a result of this SEC interpretation and the resulting determination that KPG met the significance criteria for filing under Item 2.01 of Form 8-K, the Company performed an updated calculation for the 2004 year-end significant subsidiary test relating to its 50% equity ownership in KPG as of December 31, 2004.  The original and updated calculations for the year-end test are reflected in Schedules F and G, respectively.  The updated calculation indicates that KPG qualified as a significant subsidiary as of December 31, 2004 and March 31, 2005 and, therefore, by reference to S-X Rule 3-09 and 4.08(g), the Company should have (1) filed separate audited financial statements for KPG as of and for the year ended December 31, 2004 as a schedule to our 2004 Form 10-K and (2) included summarized financial information as to assets, liabilities and results of operations for KPG as of and for the year ended December 31, 2004 in the notes to our financial statements within our 2004 Form 10-K.  Additionally, by reference to S-X Rule 10-01(b)(1), the Company should have included summarized income statement information for KPG in the notes to the Company’s financial statements within our Form 10-Q for the quarter ended March 31, 2005.

Given that the Company has since provided the audited financial statements for KPG as of and for the year ended December 31, 2004 and the reviewed financial statements for KPG as of and for the quarter ended March 31, 2005 in the Form 8-K/A that was filed under Item 2.01 on July 1, 2005, the Company believes that it has provided the financial information necessary to meet the significant subsidiary filing requirements relating to its 2004 Form 10-K and Q1 2005 Form 10-Q relating to KPG and, therefore, is proposing not to amend those filings.

Management Discussion and Analysis of Financial Condition, page 29

Results of Operations - Continuing Operations, page 32

10.

We note that you present and discuss several non-GAAP measures in your results of operations, including net worldwide sales excluding the favorable impact of exchange, net sales outside the US excluding the favorable impact of exchange, product sales excluding new technologies product sales, etc.  In addition, we note that you do not quantify for investors the impact of the items that you exclude.

•

Please revise MD&A in future filings to clearly disclose and quantify the impact of these transactions on your US GAAP results.  For example, you could indicate that the increase in net sales for the period reflected the impact of foreign currency fluctuations of $xx million or that product sales for the period included sales from new technology products of $xx million.

The Company notes the Staff’s comment and will revise its MD&A in future filings to disclose and quantify the impact of these transactions on our U.S. GAAP results.  In the Q2 2005 earnings release and related Financial Discussion Document, which were both furnished in the Form 8-K that was filed on July 20, 2005, we adhered to the Staff’s comment in the above suggested format.

•

If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for which the non-GAAP measures.

Please see the Company’s response to the first bullet of this comment.

Form 8-K filed April 22, 2005

11.

We note that you present the non-GAAP measures in the form of Operational statements of operations.  That format may be confusing to investors as it also reflects several non-GAAP measures, including operational sales, operational cost of goods sold, operational gross profit, operational SG&A, operational EFO, operational earnings (loss) before income taxes and operational net earnings (loss), which have not been identified or described to investors.  In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts.  Please note that Instruction 2 to Item 2.02 for Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

•

To eliminate investor confusion, please remove the non-GAAP statements of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.

The Company notes the Staff’s comment.  In the second quarter 2005 Financial Discussion Document that was furnished with the Company’s earnings release in a Form 8-K on July 20, 2005, the Company eliminated the operational statement of operations and the disclosure of the statement of operations component level non-GAAP measures, with the exception of earnings from continuing operations, excluding non-operational items.  The Company replaced the operational statement of operations with a reconciliation of earnings from continuing operations, excluding non-operational items (the non-GAAP measure) to loss from continuing operations (the most directly comparable GAAP measure).  The information required under Item 10(e) of Regulation S-K relating to the use of earnings from continuing operations, excluding non-operational items as a non-GAAP measure was disclosed under Item 2.02 of the Form 8-K filed on July 20, 2005.

In the Company’s second quarter 2005 earnings release that was issued on July 20, 2005, the Company has indicated that it will no longer provide earnings per share guidance or actual results on the basis of the non-GAAP measure of continuing operations, excluding non-operational items.  Starting for the third quarter of 2005, the Company will only report its earnings and earnings per share results on a GAAP basis.

Historically, the Company included non-GAAP measures in its earnings releases and attached financial discussion documents based on the shareholders’ and analysts’ indication that this information was useful in understanding Kodak’s operations and performance.  As a result of the accelerating decline in sales and earnings of the traditional products and services, the resulting accelerated restructuring of the traditional manufacturing infrastructure and the Company’s ongoing rapid digital transformation, the Company has made a decision to stop providing these non-GAAP measures as it believes one measure of results provides clarity to the investor during this transformation when coupled with information on its three key performance metrics:  (1) digital revenue growth; (2) digital earnings growth; and (3) cash generation.

•

Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.  We may have further comment.

Please see the Company’s response to bullet one under comment 11.

12.

We note your disclosure that management uses these measures to “provide the same financial data that management uses.”  Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.  Otherwise, discuss the reasons for any differences in the two approaches.  We may have further comment after reviewing your response.

The Company confirms that the adjustments reflected in our non-GAAP measures are also reflected in, and are consistent with, the measurement principles we use to assess segment performance pursuant to SFAS No. 131.  For example, the non-operational items that are excluded from the Company’s non-GAAP measure of earnings from continuing operations, excluding non-operational items are also excluded from the respective segment results.

In the Company’s second quarter 2005 earnings release that was issued on July 20, 2005, the Company has indicated that it will no longer provide earnings per share guidance or actual results on the basis of the non-GAAP measure of continuing operations, excluding non-operational items.  Starting for the third quarter of 2005, the Company will only report its earnings and earnings per share results on a GAAP basis.

13.

We note that you present and discuss your non-GAAP measures more prominently than your GAAP financial measures.  For instance, we note that you present in depth discussions of operational gross profit, operational R&D, operational earnings from operations, etc., but merely refer the investor to tables with footnotes for the comparable GAAP measures.  Please confirm that you will revise future filings to present GAAP information with equal or greater prominence as required by Item 10 of Regulation S-K.  Please provide a sample of your proposed disclosure.  We may have further comment.

The Company notes the Staff’s comment.  In the second quarter 2005 Financial Discussion Document that was furnished with the Company’s earnings release in a Form 8-K on July 20, 2005, the Company eliminated the operational statement of operations tables and footnotes and the disclosure of the statement of operations component level non-GAAP measures, with the exception of earnings from continuing operations, excluding non-operational items.  The Company replaced the operational statement of operations with a reconciliation of earnings from continuing operations, excluding non-operational items (the non-GAAP measure) to loss from continuing operations (the most directly comparable GAAP measure).

Additionally, in the Company’s second quarter 2005 earnings release that was issued on July 20, 2005, the Company has indicated that it will no longer provide earnings per share guidance or actual results on the basis of the non-GAAP measure of continuing operations, excluding non-operational items.  Starting for the third quarter of 2005, the Company will only report its earnings and earnings per share results on a GAAP basis.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2000_Journal Entry Analysis
Fiscal period 2000

Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	(10)	—	—	—	(10)
6	Healthcare, dental and life insurance benefit payments	II	8	2	2	(4)	8
17	Accrual for charitable contributions	III	—	1	—	—	1
3	France seniority dates	II	1	—	—	—	1
5	KRIP and Qualex census/payment data corrections	II	2	—	—	(1)	1
22	Far East accrual reversal	II	—	(2)	—	1	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	(10)	(3)	(2)	6	(9)

	Subtotal - uncorrected errors and out of period items		(9)	(2)	—	2	(9)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	—

	Subtotal - subsequently discovered errors		—	—	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Deferred income tax charges	Other long term assets	Accounts payable and other current liabilities	Postemployment liabilities	Deferred income taxes	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	10	—	—	—	—	—	(10)
6	Healthcare, dental and life insurance benefit payments	II	—	4	—	—	(12)	—	8
17	Accrual for charitable contributions	III	—	—	—	(1)	—	—	1
3	France seniority dates	II	—	—	—	—	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	(2)	—	—	1	1
22	Far East accrual reversal	II	—	—	—	1	—	—	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(6)	—	—	15	—	(9)

	Subtotal - uncorrected errors and out of period items		10	(2)	(2)	—	2	1	(9)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	—	—	—

	Subtotal - subsequently discovered errors		—	—	—	—	—	—	—

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 65% to COGS, 17% to SG&A and 18% to R&D, consistent with the allocation percentages in effect for 2000.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2000, which include (1) adjustments that were originally included in 2000 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2000 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impact for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/00.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/00, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10–K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2000_Financial Statement Impact Analysis
Fiscal period 2000

	As Originally Reported	Net impact of uncorrected errors and out of period items	“As if Restated” at 04/06/05	Percentage Difference	“Subsequently Discovered Errors”	Adjusted Total	Percentage Difference Relative to “As if Restated”

Consolidated Statement of Earnings
Sales	$13,994	$—	$13,994	0.0%	$—	$13,994	0.0%
Cost of goods sold	8,019	(9)	8,010	-0.1%	—	8,010	0.0%

Gross profit	5,975	9	5,984	0.2%	—	5,984	0.0%
Selling, general and administrative expenses	2,977	(2)	2,975	-0.1%	—	2,975	0.0%
Research and development costs	784	—	784	0.0%	—	784	0.0%
Goodwill amortization	—	—	—	0.0%	—	—	0.0%
Restructuring costs and other	—	—	—	0.0%	—	—	0.0%

Earnings from operations	2,214	11	2,225	0.5%	—	2,225	0.0%
Interest expense	178	—	178	0.0%	—	178	0.0%
Other charges (income)	(96)	—	(96)	0.0%	—	(96)	0.0%

Earnings before income taxes	2,132	11	2,143	0.5%	—	2,143	0.0%
Provision (benefit) for income taxes	725	2	727	0.3%	—	727	0.0%

Net earnings	$1,407	$9	$1,416	0.6%	$—	$1,416	0.0%

Consolidated Statement of Financial Position
Cash and cash equivalents	$246	$—	$246	0.0%	$—	$246	0.0%
Marketable securities	5	—	5	0.0%	—	5	0.0%
Receivables, net	2,653	—	2,653	0.0%	—	2,653	0.0%
Inventories, net	1,718	—	1,718	0.0%	—	1,718	0.0%
Deferred income taxes	575	—	575	0.0%	—	575	0.0%
Other current assets	294	—	294	0.0%	—	294	0.0%

Total current assets	5,491	—	5,491	0.0%	—	5,491	0.0%
Property, plant and equipment, net	5,919	10	5,929	0.2%	—	5,929	0.0%
Goodwill, net	947	—	947	0.0%	—	947	0.0%
Deferred income tax charges	88	(2)	86	-2.3%	—	86	0.0%
Other long-term assets	1,767	(2)	1,765	-0.1%	—	1,765	0.0%

Total assets	$14,212	$6	$14,218	0.0%	$—	$14,218	0.0%

Accounts payable and other current liabilities	$3,275	$—	$3,275	0.0%	$—	$3,275	0.0%
Short-term borrowings	2,206	—	2,206	0.0%	—	2,206	0.0%
Taxes - income and other	572	—	572	0.0%	—	572	0.0%
Dividends payable	128	—	128	0.0%	—	128	0.0%
Deferred income tax credits	34	—	34	0.0%	—	34	0.0%

Total current liabilities	6,215	—	6,215	0.0%	—	6,215	0.0%
Long-term debt, net of current portion	1,166	—	1,166	0.0%	—	1,166	0.0%
Postemployment liabilities	2,610	(2)	2,608	-0.1%	—	2,608	0.0%
Deferred income tax credits	61	(1)	60	-1.6%	—	60	0.0%
Other long-term liabilities	732	—	732	0.0%	—	732	0.0%

Total liabilities	10,784	(3)	10,781	0.0%	—	10,781	0.0%
Common stock at par	978	—	978	0.0%	—	978	0.0%
Additional paid in capital	871	—	871	0.0%	—	871	0.0%
Retained earnings	7,869	9	7,878	0.1%	—	7,878	0.0%
Accumulated other comprehensive loss	(482)	—	(482)	0.0%	—	(482)	0.0%

	9,236	9	9,245	0.1%	—	9,245	0.0%
Less: Treasury stock at cost	5,808	—	5,808	0.0%	—	5,808	0.0%

Total shareholders’ equity	3,428	9	3,437	0.3%	—	3,437	0.0%

Total liabilities and shareholders’ equity	$14,212	$6	$14,218	0.0%	$—	$14,218	0.0%

Note: The purpose of the above analysis is to show the impact of the restatement adjustments and subsequently discovered adjustments on the amounts as originally reported. However, due to the fact that the amount necessary to correct the statement of operations in the period does not necessarily reflect the amount required to correct the cumulative impact of the error on the balance sheet, the “As if Restated at 04/06/05” and “Adjusted Total” columns are not meant to purport how the balance sheet would have been presented on a restated basis.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2001_Journal Entry Analysis
Fiscal period 2001

			Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs

Errors included in 2003 Restatement
9	SAP translation	III	—	(10)	—	—
10	Walgreen’s exclusivity charge	III	27	—	—	—
12	Spousal travel issue	II	—	—	1	—
6	Healthcare, dental and life insurance benefit payments	II	—	11	3	2
17	Accrual for charitable contributions	III	—	—	(1)	—
18	Write-off of Lumisys technology	III	—	5	—	—
3	France seniority dates	II	—	1	—	—
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—
22	Far East accrual reversal	II	—	—	(2)	—
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(22)	(6)	(4)

	Subtotal - uncorrected errors and out of period items		27	(13)	(5)	(2)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—

	Subtotal - subsequently discovered errors		—	—	—	—

			Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Restructuring costs	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	—	—	(10)
10	Walgreen’s exclusivity charge	III	—	(10)	17
12	Spousal travel issue	II	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	(6)	10
17	Accrual for charitable contributions	III	—	—	(1)
18	Write-off of Lumisys technology	III	—	(2)	3
3	France seniority dates	II	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	(1)	1
22	Far East accrual reversal	II	—	1	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	12	(20)

	Subtotal - uncorrected errors and out of period items		—	(6)	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	1	—	1

	Subtotal - subsequently discovered errors		1	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Other long term assets	Accounts payable and other current liabilities	Accrued income taxes

Errors included in 2003 Restatement
9	SAP translation	III	10	—	—	—
10	Walgreen’s exclusivity charge	III	—	(27)	—	10
12	Spousal travel issue	II	—	—	(1)	—
6	Healthcare, dental and life insurance benefit payments	II	—	6	—	—
17	Accrual for charitable contributions	III	—	—	1	—
18	Write-off of Lumisys technology	III	—	(5)	—	2
3	France seniority dates	II	—	—	—	—
5	KRIP and Qualex census/payment data corrections	II	—	(2)	—	—
22	Far East accrual reversal	II	—	—	2	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(12)	—	—

	Subtotal - uncorrected errors and out of period items		10	(40)	2	11

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(1)	—	—	—

	Subtotal - subsequently discovered errors		(1)	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Postemployment liabilities	Other long term liabilities	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	—	—	(10)
10	Walgreen’s exclusivity charge	III	—	—	17
12	Spousal travel issue	II	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	(16)	—	10
17	Accrual for charitable contributions	III	—	—	(1)
18	Write-off of Lumisys technology	III	—	—	3
3	France seniority dates	II	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	1	1
22	Far East accrual reversal	II	—	—	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	32	—	(20)

	Subtotal - uncorrected errors and out of period items		15	1	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	1

	Subtotal - subsequently discovered errors		—	—	1

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 69.5% to COGS, 17.5% to SG&A and 13.0% to R&D, consistent with the allocation percentages in effect for 2001.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2001, which include (1) adjustments that were originally included in 2001 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2001 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impact for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/01.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/01, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2001_Financial Statement Impact Analysis
Fiscal period 2001

	As Originally Reported	Net impact of uncorrected errors and out of period items	“As if Restated” at 04/06/05	Percentage Difference	“Subsequently Discovered Errors”	Adjusted Total	Percentage Relative to Difference “As if Restated”

Consolidated Statement of Earnings
Net Sales	$13,234	$(27)	$13,207	-0.2%	$—	$13,207	0.0%
Cost of goods sold	8,670	(13)	8,657	-0.1%	—	8,657	0.0%

Gross profit	4,564	(14)	4,550	-0.3%	—	4,550	0.0%
Selling, general and administrative expenses	2,627	(5)	2,622	-0.2%	—	2,622	0.0%
Research and development costs	779	(2)	777	-0.3%	—	777	0.0%
Goodwill amortization	154	—	154	0.0%	—	154	0.0%
Restructuring costs and other	659	—	659	0.0%	1	660	0.2%

Earnings from operations	345	(7)	338	-2.0%	(1)	337	-0.3%
Interest expense	219	—	219	0.0%	—	219	0.0%
Other charges (income)	18	—	18	0.0%	—	18	0.0%

Earnings before income taxes	108	(7)	101	-6.5%	(1)	100	-1.0%
Provision (benefit) for income taxes	32	(6)	26	-18.8%	—	26	0.0%

Net earnings	$76	$(1)	$75	-1.3%	$(1)	$74	-1.3%

Consolidated Statement of Financial Position
Cash and cash equivalents	$448	$—	$448	0.0%	$—	$448	0.0%
Receivables, net	2,337	—	2,337	0.0%	—	2,337	0.0%
Inventories, net	1,137	—	1,137	0.0%	—	1,137	0.0%
Deferred income taxes	521	—	521	0.0%	—	521	0.0%
Other current assets	240	—	240	0.0%	—	240	0.0%

Total current assets	4,683	—	4,683	0.0%	—	4,683	0.0%
Property, plant and equipment, net	5,659	10	5,669	0.2%	(1)	5,668	0.0%
Goodwill, net	948	—	948	0.0%	—	948	0.0%
Other long-term assets	2,072	(40)	2,032	-1.9%	—	2,032	0.0%

Total assets	$13,362	$(30)	$13,332	-0.2%	$(1)	$13,331	0.0%

Accounts payable and other current liabilities	$3,276	$(2)	$3,274	-0.1%	$—	$3,274	0.0%
Short-term borrowings	1,378	—	1,378	0.0%	—	1,378	0.0%
Current portion of long-term debt	156	—	156	0.0%	—	156	0.0%
Accrued income taxes	544	(11)	533	-2.0%	—	533	0.0%

Total current liabilities	5,354	(13)	5,341	-0.2%	—	5,341	0.0%
Long-term debt, net of current portion	1,666	—	1,666	0.0%	—	1,666	0.0%
Postemployment liabilities	2,728	(15)	2,713	-0.5%	—	2,713	0.0%
Other long-term liabilities	720	(1)	719	-0.1%	—	719	0.0%

Total liabilities	10,468	(29)	10,439	-0.3%	—	10,439	0.0%
Common stock at par	978	—	978	0.0%	—	978	0.0%
Additional paid in capital	849	—	849	0.0%	—	849	0.0%
Retained earnings	7,431	(1)	7,430	0.0%	(1)	7,429	0.0%
Accumulated other comprehensive loss	(597)	—	(597)	0.0%	—	(597)	0.0%

	8,661	(1)	8,660	0.0%	(1)	8,659	0.0%
Less: Treasury stock at cost	5,767	—	5,767	0.0%	—	5,767	0.0%

Total shareholders’ equity	2,894	(1)	2,893	0.0%	(1)	2,892	0.0%

Total liabilities and shareholders’ equity	$13,362	$(30)	$13,332	-0.2%	$(1)	$13,331	0.0%

Note: The purpose of the above analysis is to show the impact of the restatement adjustments and subsequently discovered adjustments on the amounts as originally reported.  However, due to the fact that the amount necessary to correct the statement of operations in the period does not necessarily reflect the amount required to correct the cumulative impact of the error on the balance sheet, the “As if Restated at 04/06/05” and “Adjusted Total” columns are not meant to purport how the balance sheet would have been presented on a restated basis.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2002_Journal Entry Analysis
Fiscal period 2002

			Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	—	(8)	—	—	—	—	(8)
13	Pension dispute with government	III	—	—	2	—	—	—	2
10	Walgreen’s exclusivity charge	III	(5)	—	—	—	—	2	(3)
12	Spousal travel issue	II	—	—	2	—	—	(1)	1
6	Healthcare, dental and life insurance benefit payments	II	—	14	4	4	—	(8)	14
14	Real estate fee	II	—	—	7	—	—	(3)	4
17	Accrual for charitable contributions	III	—	—	3	—	—	(1)	2
18	Write-off of Lumisys technology	III	—	(1)	—	—	—	—	(1)
19	Accrual of Warner Bros. Rebate	III	2	—	—	—	—	(1)	1
3	France seniority dates	II	—	1	—	—	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—	—	(1)	1
11	Partnership (NexPress and Imation goodwill)	II	—	(2)	—	—	—	—	(2)
23	Denmark valuation allowance	II	—	—	—	—	—	1	1
26	Australia deferred tax adjustment	II	—	—	—	—	—	(3)	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	3	3
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	(15)	(15)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	(31)	—	—	—	12	(19)
	Worldwide pension	IV	—	(5)	(1)	(1)	—	3	(4)
	Sales returns	IV	(2)	—	—	—	—	1	(1)
	Picturevision	IV	—	—	7	—	—	(3)	4
	Disney contract	IV	—	—	8	—	—	(3)	5
	Switzerland pension	IV	—	11	3	3	—	(5)	12
	Netherlands pension	IV	—	1	1	—	—	(1)	1
	Burrell	IV	—	—	(15)	—	—	6	(9)
	Qualex	IV	—	7	—	—	—	(3)	4
	Global Valuation Project	IV	—	(22)	(6)	(6)	—	13	(21)

	Subtotal - uncorrected errors and out of period items		(5)	(33)	15	—	—	(7)	(30)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	2	(1)	1

	Subtotal - subsequently discovered errors		—	—	—	—	2	(1)	1

		Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill	Other long- term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Post employment liabilities	Other long- term liabilities	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	8	—	—	—	—	—	—	—	(8)
13	Pension dispute with government	III	—	—	—	—	—	—	(2)	—	2
10	Walgreen’s exclusivity charge	III	—	—	—	5	—	(2)	—	—	(3)
12	Spousal travel issue	II	—	—	—	—	(2)	1	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	8	—	—	(22)	—	14
14	Real estate fee	II	—	—	—	—	(7)	3	—	—	4
17	Accrual for charitable contributions	III	—	—	—	—	(3)	1	—	—	2
18	Write-off of Lumisys technology	III	—	—	—	1	—	—	—	—	(1)
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	(2)	1	—	—	1
3	France seniority dates	II	—	—	—	—	—	—	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	—	(2)	—	—	—	1	1
11	Partnership (NexPress and Imation goodwill)	II	—	—	2	—	—	—	—	—	(2)
23	Denmark valuation allowance	II	—	(1)	—	—	—	—	—	—	1
26	Australia deferred tax adjustment	II	—	—	—	3	—	—	—	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	(3)	—	—	—	—	3
25	Record release of valuation allowance in proper period	II	—	—	—	15	—	—	—	—	(15)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	31	—	(12)	—	(19)
	Worldwide pension	IV	—	(3)	—	—	—	—	7	—	(4)
	Sales returns	IV	—	—	—	—	2	(1)	—	—	(1)
	Picturevision	IV	—	—	—	(7)	—	3	—	—	4
	Disney contract	IV	—	3	—	—	(8)	—	—	—	5
	Switzerland pension	IV	—	5	—	—	—	—	(17)	—	12
	Netherlands pension	IV	—	1	—	—	—	—	(2)	—	1
	Burrell	IV	—	(6)	—	15	—	—	—	—	(9)
	Qualex	IV	—	—	—	(7)	—	3	—	—	4
	Global Valuation Project	IV	—	(13)	—	—	—	—	34	—	(21)

	Subtotal - uncorrected errors and out of period items		8	(14)	2	28	11	9	(15)	1	(30)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(2)	1	—	—	—	—	—	—	1

	Subtotal - subsequently discovered errors		(2)	1	—	—	—	—	—	—	1

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 65% to COGS, 18% to SG&A and 17% to R&D, consistent with the allocation percentages in effect for 2002.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2002, which include (1) adjustments that were originally included in 2002 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2002 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impact for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/02.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/02, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2002_Financial Statement Impact Analysis
Fiscal period 2002

	As Originally Reported	Net impact of uncorrected errors and out of period items	“As if Restated” at 04/06/05	Percentage Difference	“Subsequently Discovered Errors”	Adjusted Total	Percentage Relative to Difference “As if Restated”

Consolidated Statement of Earnings
Net Sales	$12,835	$5	$12,840	0.0%	$—	$12,840	0.0%
Cost of goods sold	8,225	(33)	8,192	-0.4%	—	8,192	0.0%

Gross profit	4,610	38	4,648	0.8%	—	4,648	0.0%
Selling, general and administrative expenses	2,530	15	2,545	0.6%	—	2,545	0.0%
Research and development costs	762	—	762	0.0%	—	762	0.0%
Goodwill amortization	—	—	—	0.0%	—	—	0.0%
Restructuring costs and other	98	—	98	0.0%	2	100	2.0%

Earnings from operations	1,220	23	1,243	1.9%	(2)	1,241	-0.2%
Interest expense	173	—	173	0.0%	—	173	0.0%
Other charges (income)	101	—	101	0.0%	—	101	0.0%

Earnings before income taxes	946	23	969	2.4%	(2)	967	-0.2%
Provision (benefit) for income taxes	153	(7)	146	-4.6%	(1)	145	-0.7%

Earnings from continuing operations	$793	$30	$823	3.8%	$(1)	$822	-0.1%

Discontinued operations, net of tax	$(23)	$—	$(23)	0.0%	$—	$(23)	0.0%

Net earnings	$770	$30	$800	3.9%	$(1)	$799	-0.1%

Consolidated Statement of Financial Position
Cash and cash equivalents	$569	$—	$569	0.0%	$—	$569	0.0%
Receivables, net	2,234	—	2,234	0.0%	—	2,234	0.0%
Inventories, net	1,062	—	1,062	0.0%	—	1,062	0.0%
Deferred income taxes	512	(14)	498	-2.7%	1	499	0.2%
Other current assets	157	—	157	0.0%	—	157	0.0%

Total current assets	4,534	(14)	4,520	-0.3%	1	4,521	0.0%
Property, plant and equipment, net	5,420	8	5,428	0.1%	(2)	5,426	0.0%
Goodwill, net	981	2	983	0.2%	—	983	0.0%
Other long-term assets	2,434	28	2,462	1.2%	—	2,462	0.0%

Total assets	$13,369	$24	$13,393	0.2%	$(1)	$13,392	0.0%

Accounts payable and other current liabilities	$3,351	$(11)	$3,340	-0.3%	$—	$3,340	0.0%
Short-term borrowings	1,442	—	1,442	0.0%	—	1,442	0.0%
Accrued income taxes	584	(9)	575	-1.5%	—	575	0.0%

Total current liabilities	5,377	(20)	5,357	-0.4%	—	5,357	0.0%
Long-term debt, net of current portion	1,164	—	1,164	0.0%	—	1,164	0.0%
Postemployment liabilities	3,412	15	3,427	0.4%	—	3,427	0.0%
Other long-term liabilities	639	(1)	638	-0.2%	—	638	0.0%

Total liabilities	10,592	(6)	10,586	-0.1%	—	10,586	0.0%
Common stock at par	978	—	978	0.0%	—	978	0.0%
Additional paid in capital	849	—	849	0.0%	—	849	0.0%
Retained earnings	7,611	30	7,641	0.4%	(1)	7,640	0.0%
Accumulated other comprehensive loss	(771)	—	(771)	0.0%	—	(771)	0.0%

	8,667	30	8,697	0.3%	(1)	8,696	0.0%
Less: Treasury stock at cost	5,890	—	5,890	0.0%	—	5,890	0.0%

Total shareholders’ equity	2,777	30	2,807	1.1%	(1)	2,806	0.0%

Total liabilities and shareholders’ equity	$13,369	$24	$13,393	0.2%	$(1)	$13,392	0.0%

Note: The purpose of the above analysis is to show the impact of the restatement adjustments and subsequently discovered adjustments on the amounts as originally reported.  However, due to the fact that the amount necessary to correct the statement of operations in the period does not necessarily reflect the amount required to correct the cumulative impact of the error on the balance sheet, the “As if Restated at 04/06/05” and “Adjusted Total” columns are not meant to purport how the balance sheet would have been presented on a restated basis.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2003_Journal Entry Analysis
Fiscal period 2003

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	(9)	(3)	(2)	—	(14)	5	—	(9)
2	Postretirement benefits methodology	III	—	3	1	1	—	5	(2)	—	3
3	France seniority dates	II	—	5	1	1	—	7	(3)	—	4
4	Postemployment benefit plan corrections	III	—	9	2	2	—	13	(5)	—	8
5	KRIP and Qualex census/payment data corrections	II	—	9	2	2	—	13	(5)	—	8
6	Healthcare, dental and life insurance benefit payments	II	—	7	2	1	—	10	(4)	—	6
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	1	—	—	—	1	—	—	1

	Subtotal - Pension and other postretirement benefits		—	25	5	5	—	35	(14)	—	21

	Translation of depreciation expense
9	SAP translation	III	—	(27)	—	—	—	(27)	—	—	(27)

	Subtotal - Translation of depreciation expense		—	(27)	—	—	—	(27)	—	—	(27)

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	21	—	—	—	—	21	(8)	—	13

	Subtotal - Exclusivity asset write-off		21	—	—	—	—	21	(8)	—	13

	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	—	(3)	—	—	—	(3)	—	—	(3)
12	Spousal travel issue	II	—	—	2	—	—	2	(1)	—	1
13	Pension dispute with government	III	—	—	2	—	—	2	(1)	—	1
14	Real estate fee	II	—	—	7	—	—	7	(3)	—	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(5)	—	—	—	(5)	2	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	3	—	—	—	3	(1)	—	2
17	Accrual for charitable contributions	III	—	—	4	—	—	4	(2)	—	2
18	Write-off of Lumisys technology	III	—	4	—	—	—	4	(2)	—	2
19	Accrual of Warner Bros. Rebate	III	2	—	—	—	—	2	(1)	—	1
20	New York sales & use tax accrual reversal	II	—	—	(2)	—	—	(2)	1	—	(1)
21	Qualex sales & use tax accrual reversal	II	—	—	(2)	—	—	(2)	1	—	(1)
22	Far East accrual reversal	II	—	—	(4)	—	—	(4)	3	—	(1)
	Cumulative rounding adjustments		—	—	—	—	—	—	1	—	1

	Subtotal - Other miscellaneous adjustments		2	(1)	7	—	—	8	(3)	—	5

	Tax Transactional Items
23	Denmark valuation allowance	II	—	—	—	—	—	—	4	—	4
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(15)	—	(15)
26	Australia deferred tax adjustment	II	—	—	—	—	—	—	(3)	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	—	3	—	3

	Subtotal - tax		—	—	—	—	—	—	(11)	—	(11)

	SUBTOTAL FOR ALL OVERHANG AMOUNTS		23	(3)	12	5	—	37	(36)	—	1

	Reclassification for Restatement - 10-K presentation		(23)	3	(11)	(5)	—	(36)	36	—	—

Subtotal Overhang			—	—	1	—	—	1	—	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long-term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	—	(5)	—	—	—	—	14	—	—	(9)
2	Postretirement benefits methodology	III	—	—	—	—	2	—	—	(5)	—	—	3
3	France seniority dates	II	—	—	—	—	3	—	—	(7)	—	—	4
4	Postemployment benefit plan corrections	III	—	—	—	—	5	—	—	(13)	—	—	8
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(8)	—	—	—	—	—	8
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	4	—	—	(10)	—	—	6
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—	—	—	(1)	—	—	1

	Subtotal - Pension and other postretirement benefits		—	—	(5)	—	6	—	—	(22)	—	—	21

	Translation of depreciation expense
9	SAP translation	III	—	—	—	—	—	—	—	—	—	27	(27)

	Subtotal - Translation of depreciation expense		—	—	—	—	—	—	—	—	—	27	(27)

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	—	—	—	—	(21)	—	8	—	—	—	13

	Subtotal - Exclusivity asset write-off		—	—	—	—	(21)	—	8	—	—	—	13

	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	3	—	—	—	—	—	—	(3)
12	Spousal travel issue	II	—	—	—	—	—	(2)	1	—	—	—	1
13	Pension dispute with government	III	—	—	—	—	—	(2)	1	—	—	—	1
14	Real estate fee	II	—	—	—	—	—	(7)	3	—	—	—	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	5	—	—	—	—	—	(2)	—	—	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	(3)	—	—	—	—	—	1	—	—	—	2
17	Accrual for charitable contributions	III	—	—	2	—	—	(4)	—	—	—	—	2
18	Write-off of Lumisys technology	III	—	—	—	—	(4)	—	—	—	2	—	2
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	(2)	1	—	—	—	1
20	New York sales & use tax accrual reversal	II	—	—	(1)	—	—	2	—	—	—	—	(1)
21	Qualex sales & use tax accrual reversal	II	—	—	(1)	—	—	2	—	—	—	—	(1)
22	Far East accrual reversal	II	—	—	—	—	—	—	1	—	—	—	(1)
	Cumulative rounding adjustments		—	—	—	—	—	(1)	—	—	—	—	1

	Subtotal - Other miscellaneous adjustments		2	—	—	3	(4)	(14)	6	—	2	—	5

	Tax Transactional Items
23	Denmark valuation allowance	II	—	—	(4)	—	—	—	—	—	—	—	4
25	Record release of valuation allowance in proper period	II	—	—	—	—	15	—	—	—	—	—	(15)
26	Australia deferred tax adjustment	II	—	—	—	—	3	—	—	—	—	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	(3)	—	—	—	—	—	3

	Subtotal - tax		—	—	(4)	—	15	—	—	—	—	—	(11)

	SUBTOTAL FOR ALL OVERHANG AMOUNTS		2	—	(9)	3	(4)	(14)	14	(22)	2	27	1

	Reclassification for Restatement - 10-K presentation

Subtotal Overhang			2	—	(9)	3	(4)	(14)	14	(22)	2	27	1

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	9	2	2	—	13	(5)	—	8
3	France seniority dates	II	—	1	—	—	—	1	—	—	1
4	Postemployment benefit plan corrections	III	—	(8)	(2)	(2)	—	(12)	5	—	(7)
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—	—	2	(1)	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	3	1	1	—	5	(2)	—	3

	Subtotal - Pension and other postretirement benefits		—	7	1	1	—	9	(3)	—	6

	Translation of depreciation expense
9	SAP translation	III	—	15	—	—	—	15	—	—	15

	Subtotal - Translation of depreciation expense		—	15	—	—	—	15	—	—	15

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	(21)	—	—	—	—	(21)	8	—	(13)

	Subtotal - Exclusivity asset write-off		(21)	—	—	—	—	(21)	8	—	(13)

	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	—	(2)	—	—	—	(2)	—	—	(2)
14	Real estate fee	II	—	—	(1)	—	—	(1)	—	—	(1)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(6)	—	—	—	(6)	2	—	(4)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	3	—	—	—	3	(1)	—	2
17	Accrual for charitable contributions	III	—	—	1	—	—	1	—	—	1
19	Accrual of Warner Bros. Rebate	III	5	—	—	—	—	5	(2)	—	3
28	Pension adjustment Non-BU admin	III	—	—	1	—	—	1	—	—	1
29	Asset retirement obligation	III	—	3	—	—	—	3	(1)	—	2
30	Germany FAS 112 adjustment	III	—	—	1	—	—	1	—	—	1
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	2	2	—	—	2
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	(4)	(4)	1	—	(3)
33	Pension adjustment - restructuring	III	—	—	—	—	(1)	(1)	—	—	(1)
34	Germany restructuring - overstated curtailment charge	III	—	—	—	—	(2)	(2)	—	—	(2)
35	KGI CTA staging	III	—	—	—	—	—	—	—	4	4
13	Pension dispute with government	III	—	—	—	—	—	—	—	(2)	(2)
1	Postretirement benefit true-up	III	—	—	—	—	—	—	—	1	1
4	Postemployment benefit plan corrections	III	—	—	—	—	—	—	—	(1)	(1)
	Cumulative rounding adjustments		—	—	1	—	—	1	—	—	1

	Subtotal - Other adjustments		5	(2)	3	—	(5)	1	(1)	2	2

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long-term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	—	5	—	—	—	—	(13)	—	—	8
3	France seniority dates	II	—	—	—	—	—	—	—	(1)	—	—	1
4	Postemployment benefit plan corrections	III	—	—	—	—	(5)	—	—	12	—	—	(7)
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(1)	—	—	—	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	2	—	—	(5)	—	—	3

	Subtotal - Pension and other postretirement benefits		—	—	5	—	(4)	—	—	(7)	—	—	6

	Translation of depreciation expense
9	SAP translation	III	—	—	—	—	—	—	—	—	—	(15)	15

	Subtotal - Translation of depreciation expense		—	—	—	—	—	—	—	—	—	(15)	15

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	—	—	—	—	21	—	(8)	—	—	—	(13)

	Subtotal - Exclusivity asset write-off		—	—	—	—	21	—	(8)	—	—	—	(13)

	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	2	—	—	—	—	—	—	(2)
14	Real estate fee	II	—	—	—	—	—	2	—	—	—	—	(1	) (a)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	6	—	—	—	—	—	(2)	—	—	—	(4)
16	Recording of OTUC bodies LIFO inventory adjustment	II	(3)	—	—	—	—	—	1	—	—	—	2
17	Accrual for charitable contributions	III	—	—	—	—	—	(1)	—	—	—	—	1
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	(5)	2	—	—	—	3
28	Pension adjustment Non-BU admin	III	—	—	—	—	—	—	—	—	(1)	—	1
29	Asset retirement obligation	III	—	—	—	—	—	—	1	—	(3)	—	2
30	Germany FAS 112 adjustment	III	—	—	—	—	—	—	—	—	(1)	—	1
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	—	(2)	—	—	—	—	2
32	Restructuring - employee benefit plan impacts	III	—	—	(1)	—	—	4	—	—	—	—	(3)
33	Pension adjustment - restructuring	III	—	—	—	—	—	—	—	—	1	—	(1)
34	Germany restructuring - overstated curtailment charge	III	—	—	—	—	2	—	—	—	—	—	(2)
35	KGI CTA staging	III	—	—	—	—	—	—	2	—	—	(6)	4
13	Pension dispute with government	III	—	—	—	—	—	2	—	—	—	—	(2)
1	Postretirement benefit true-up	III	—	—	—	—	—	—	—	(1)	—	—	1
4	Postemployment benefit plan corrections	III	—	—	—	—	—	—	—	1	—	—	(1)
	Cumulative rounding adjustments		—	—	1	(1)	1	(2)	—	(1)	—	1	1

	Subtotal - Other adjustments		3	—	—	1	3	(2)	4	(1)	(4)	(5)	2	(a)

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—	—	(10)	—	(10)
37	France Purchase accounting - reverse tax benefit to goodwill	II	—	—	—	—	—	—	6	—	6
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	26	—	26
39	Germany - Record DTA on NOL generated in 2003	II	—	—	—	—	—	—	(11)	—	(11)
40	Germany - Record reserve against NOL for holding company interest deduction	II	—	—	—	—	—	—	6	—	6
41	Germany - Reversal of Q4 2003 tax benefit	II	—	—	—	—	—	—	3	—	3
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	—	(20)	—	(20)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	8	—	8
45	Adjust credit in US accrued taxes payable account	II	—	—	—	—	—	—	(7)	—	(7)
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(1)	—	(1)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	—	1	—	1
24	Denmark - Adjust valuation allowance	II	—	—	—	—	—	—	3	—	3
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		—	—	—	—	—	—	—	—	—

	Subtotal - Transactional tax adjustments		—	—	—	—	—	—	4	—	4

47	2003 full-year tax provision adjustment		—	—	—	—	—	—	(3)	—	(3)
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		—	—	—	—	—	—	—	—	—

Subtotal - Entries related to 2003 (not overhang):			(16)	20	4	1	(5)	4	5	2	11

	Total of Restatement Entries (overhang and non-overhang)		(16)	20	5	1	(5)	5	5	2	12

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	1	2	(1)	—	1
49	Kent in-process R&D	V	—	—	—	—	—	—	—	—	—
50	Colorado state tax reserve	V	—	—	—	—	—	—	—	—	—
51	Overstated France restructuring	V	—	—	—	—	—	—	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	1	—	—	1	2	(1)	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long-term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	10	—	—	—	—	—	(10)
37	France Purchase accounting - reverse tax benefit to goodwill	II	—	—	—	(6)	—	—	—	—	—	—	6
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	(26)	—	—	—	—	—	26
39	Germany - Record DTA on NOL generated in 2003	II	—	—	—	—	11	—	—	—	—	—	(11)
40	Germany - Record reserve against NOL for holding company interest deduction	II	—	—	—	—	—	—	(6)	—	—	—	6
41	Germany - Reversal of Q4 2003 tax benefit	II	—	—	—	—	—	—	(3)	—	—	—	3
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	20	—	—	—	—	—	(20)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	—	—	(8)	—	8
45	Adjust credit in US accrued taxes payable account	II	—	—	—	—	—	—	7	—	—	—	(7)
25	Record release of valuation allowance in proper period	II	—	—	—	—	1	—	—	—	—	—	(1)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	(1)	—	—	—	—	—	1
24	Denmark - Adjust valuation allowance	II	—	—	(3)	—	—	—	—	—	—	—	3
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		—	—	—	(13)	13	—	—	—	—	—	—

	Subtotal - Transactional tax adjustments		—	—	(3)	(19)	28	—	(2)	—	(8)	—	4

47	2003 full-year tax provision adjustment		—	—	—	—	—	—	3	—	—	—	(3)
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		—	—	1	—	2	—	—	—	(2)	—	—	(b)

Subtotal - Entries related to 2003 (not overhang):			3	—	3	(18)	50	(2)	(3)	(8)	(14)	(20)	11	(a), (b)

	Total of Restatement Entries (overhang and non-overhang)		5	—	(6)	(15)	46	(16)	11	(30)	(12)	7	12	(a), (b)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	(2)	—	—	—	—	1	—	—	—	1
49	Kent in-process R&D	V	—	—	—	—	—	—	—	—	—	—	—
50	Colorado state tax reserve	V	—	—	—	—	—	—	—	—	—	—	—
51	Overstated France restructuring	V	—	—	—	—	—	—	—	—	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	(2)	—	—	—	—	1	—	—	—	1

(a)	Includes a credit of $1M to Other Current Assets, which is not shown as a column on this schedule due to space constraints. This credit causes the entry on this line to balance and net to zero.
(b)	Includes a credit of $1M to Net Receivables, which is not shown as a column on this schedule due to space constraints. This credit causes the entry on this line to balance and net to zero.

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 56% to COGS, 26% to SG&A and 18% to R&D, consistent with the allocation percentages in effect for 2003.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2003_Financial Statement Impact Analysis
Fiscal period 2003

	As Originally Reported	Restatement Adjustments	As Restated in 2004 10-K	Percentage Difference	“Subsequently Discovered Errors”	Adjusted Total	Percentage Difference Relative to 2004 10-K

Consolidated Statement of Earnings
Net Sales	$12,893	$16	$12,909	0.1%	$—	$12,909	0.0%
Cost of goods sold	8,715	20	8,735	0.2%	1	8,736	0.0%

Gross profit	4,178	(4)	4,174	-0.1%	(1)	4,173	0.0%
Selling, general and administrative expenses	2,612	5	2,617	0.2%	—	2,617	0.0%
Research and development costs	775	1	776	0.1%	—	776	0.0%
Goodwill amortization	—	—	—	0.0%	—	—	0.0%
Restructuring costs and other	484	(5)	479	-1.0%	1	480	0.2%

Earnings from operations	307	(5)	302	-1.6%	(2)	300	-0.7%
Interest expense	147	—	147	0.0%	—	147	0.0%
Other charges (income)	51	—	51	0.0%	—	51	0.0%

Earnings before income taxes	109	(5)	104	-4.6%	(2)	102	-1.9%
Provision (benefit) for income taxes	(90)	5	(85)	-5.6%	(1)	(86)	1.2%

Earnings from continuing operations	$199	$(10)	$189	-5.0%	$(1)	$188	-0.5%

Discontinued operations, net of tax	$66	$(2)	$64	-3.0%	$—	$64	0.0%

Net earnings	$265	$(12)	$253	-4.5%	$(1)	$252	-0.4%

Consolidated Statement of Financial Position
Cash and cash equivalents	$1,250	$—	$1,250	0.0%	$—	$1,250	0.0%
Receivables, net	2,328	(1)	2,327	0.0%	—	2,327	0.0%
Inventories, net	1,073	5	1,078	0.5%	—	1,078	0.0%
Deferred income taxes	602	(6)	596	-1.0%	—	596	0.0%
Assets of discontinued operations	72	—	72	0.0%	—	72	0.0%
Other current assets	130	(1)	129	-0.8%	—	129	0.0%

Total current assets	5,455	(3)	5,452	-0.1%	—	5,452	0.0%
Property, plant and equipment, net	5,051	—	5,051	0.0%	(2)	5,049	0.0%
Goodwill, net	1,364	(15)	1,349	-1.1%	—	1,349	0.0%
Assets of discontinued operations	65	—	65	0.0%	—	65	0.0%
Other long-term assets	2,883	46	2,929	1.6%	—	2,929	0.0%

Total assets	$14,818	$28	$14,846	0.2%	$(2)	$14,844	0.0%

Accounts payable and other current liabilities	$3,614	$16	$3,630	0.4%	$—	$3,630	0.0%
Short-term borrowings	946	—	946	0.0%	—	946	0.0%
Liabilities of discontinued operations	36	—	36	0.0%	—	36	0.0%
Accrued income taxes	654	(11)	643	-1.7%	(1)	642	-0.2%

Total current liabilities	5,250	5	5,255	0.1%	(1)	5,254	0.0%
Long-term debt, net of current portion	2,302	—	2,302	0.0%	—	2,302	0.0%
Postemployment liabilities	3,344	30	3,374	0.9%	—	3,374	0.0%
Liabilities of discontinued operations	8	—	8	0.0%	—	8	0.0%
Other long-term liabilities	650	12	662	1.8%	—	662	0.0%

Total liabilities	11,554	47	11,601	0.4%	(1)	11,600	0.0%
Common stock at par	978	—	978	0.0%	—	978	0.0%
Additional paid in capital	850	—	850	0.0%	—	850	0.0%
Retained earnings	7,527	(12)	7,515	-0.2%	(1)	7,514	0.0%
Unearned restricted stock	(8)	—	(8)	0.0%	—	(8)	0.0%
Accumulated other comprehensive loss	(231)	(7)	(238)	3.0%	—	(238)	0.0%

	9,116	(19)	9,097	-0.2%	(1)	9,096	0.0%
Less: Treasury stock at cost	5,852	—	5,852	0.0%	—	5,852	0.0%

Total shareholders’ equity	3,264	(19)	3,245	-0.6%	(1)	3,244	0.0%

Total liabilities and shareholders’ equity	$14,818	$28	$14,846	0.2%	$(2)	$14,844	0.0%

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2004_Journal Entry Analysis
Fiscal period 2004

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Other (Income) / Charges	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Errors included in 10-K as restated
9	SAP translation	III	—	17	—	—	—	(4)	13	1	—	14
2	Postretirement benefits methodology	III	—	(3)	(1)	(1)	—	—	(5)	2	—	(3)
3	France seniority dates	II	—	—	1	—	—	—	1	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	2	1	1	—	—	4	(2)	—	2
6	Healthcare, dental and life insurance benefit payments	II	—	13	6	4	—	—	23	(9)	—	14
11	Partnership (NexPress) and Imation goodwill	II	—	(1)	—	—	—	—	(1)	—	—	(1)
12	Spousal travel issue	II	—	—	(2)	—	—	—	(2)	1	—	(1)
14	Real estate fee	II	—	—	(3)	—	—	—	(3)	1	—	(2)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	11	—	—	—	—	11	(4)	—	7
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(6)	—	—	—	—	(6)	2	—	(4)
17	Accrual for charitable contributions	III	—	—	(6)	—	—	—	(6)	2	—	(4)
18	Write-off of Lumisys technology	III	—	(4)	—	—	—	—	(4)	2	—	(2)
19	Accrual of Warner Bros. Rebate	III	(8)	—	—	—	—	—	(8)	3	—	(5)
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	(2)	—	(2)	—	—	(2)
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	4	—	4	(1)	—	3
33	Pension adjustment - restructuring	III	—	—	—	—	2	—	2	—	—	2
52	Australia restructuring	I	—	—	—	—	(2)	—	(2)	1	—	(1)
28	Pension adjustment Non-BU admin	III	—	—	(2)	—	—	—	(2)	—	—	(2)
35	KGI CTA staging	III	—	—	—	—	—	—	—	—	(4)	(4)
30	Germany FAS 112 adjustment	III	—	—	(1)	—	—	—	(1)	—	—	(1)
54	Write-off of additional RSS fixed assets	II	—	—	—	—	—	—	—	—	1	1
61	Release Sterling Drug tax reserve	II	—	—	—	—	—	—	—	—	(4)	(4)
59	True-up of Sterling Drug accrual	II	—	—	—	—	—	—	—	—	(6)	(6)
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	—	—	—	—	—	—	2	—	2
23	Denmark valuation allowance	II	—	—	—	—	—	—	—	1	—	1
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	—	—	3	—	3
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—	—	—	3	—	3
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—	—	—	12	—	12
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	—	(28)	—	(28)
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	—	5	—	5
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	—	—	22	—	22
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	—	(9)	—	(9)
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—	—	—	8	—	8
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	—	18	—	18
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	—	—	2	—	2
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—	—	—	5	—	5
60	Record impacts of other net permanent items	II	—	—	—	—	—	—	—	(2)	—	(2)
62	Reverse over-expensing of interest expense	II	—	—	—	—	—	—	—	(7)	—	(7)
63	Record after-tax interest received in ‘82-‘92 audit settlement	I	—	—	—	—	—	—	—	(12)	—	(12)
64	Record the results of the interest netting on audit reserves	II	—	—	—	—	—	—	—	37	—	37
65	Spain - Record valuation allowance	I	—	—	—	—	—	—	—	10	—	10
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	—	—	—	21	—	21
66	2004 full-year tax provision adjustment	I	—	—	—	—	—	—	—	(4)	—	(4)

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Receivables, net	Other current assets	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long-term assets

Errors included in 10-K as restated
9	SAP translation	III	—	—	—	—	—	—	—
2	Postretirement benefits methodology	III	—	—	—	—	—	—	(2)
3	France seniority dates	II	—	—	—	—	—	—	—
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	—	—	(2)
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	—	—	9
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	—	1	—
12	Spousal travel issue	II	—	—	—	—	—	—	—
14	Real estate fee	II	—	—	1	—	—	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	(11)	—	—	—	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	6	—	—	—	—	—	—
17	Accrual for charitable contributions	III	—	—	—	—	(2)	—	—
18	Write-off of Lumisys technology	III	—	—	—	—	—	—	4
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	—	—
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	—	—	—
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	1	—	—
33	Pension adjustment - restructuring	III	—	—	—	—	—	—	—
52	Australia restructuring	I	—	—	—	—	—	—	1
28	Pension adjustment Non-BU admin	III	—	—	—	—	—	—	—
35	KGI CTA staging	III	—	—	—	—	—	—	—
30	Germany FAS 112 adjustment	III	—	—	—	—	—	—	—
54	Write-off of additional RSS fixed assets	II	—	—	—	(1)	—	—	—
61	Release Sterling Drug tax reserve	II	—	—	—	—	—	—	—
59	True-up of Sterling Drug accrual	II	—	—	—	—	—	—	—
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	—	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	—	—	(1)	—	—
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	(3)	—	—
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—	—	(3)
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	(12)	—	—
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	28
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	(5)
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	—	(22)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	—
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—	—	(8)
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(18)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	—	(2)
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—	—	(5)
60	Record impacts of other net permanent items	II	—	—	—	—	—	—	—
62	Reverse over-expensing of interest expense	II	—	—	—	—	—	—	—
63	Record after-tax interest received in ‘82-‘92 audit settlement	I	—	—	—	—	—	—	—
64	Record the results of the interest netting on audit reserves	II	—	—	—	—	—	—	—
65	Spain - Record valuation allowance	I	—	—	—	—	(10)	—	—
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	(21)	—	—
66	2004 full-year tax provision adjustment	I	—	—	—	—	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

Errors included in 10-K as restated
9	SAP translation	III	—	(1)	—	—	(13)	14
2	Postretirement benefits methodology	III	—	—	5	—	—	(3)
3	France seniority dates	II	—	—	(1)	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	—	2
6	Healthcare, dental and life insurance benefit payments	II	—	—	(23)	—	—	14
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	—	(1)
12	Spousal travel issue	II	2	(1)	—	—	—	(1)
14	Real estate fee	II	2	(1)	—	—	—	(2)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	4	—	—	—	7
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(2)	—	—	—	(4)
17	Accrual for charitable contributions	III	6	—	—	—	—	(4)
18	Write-off of Lumisys technology	III	—	—	—	(2)	—	(2)
19	Accrual of Warner Bros. Rebate	III	8	(3)	—	—	—	(5)
31	France restructuring - statutory minimum underaccrual	III	2	—	—	—	—	(2)
32	Restructuring - employee benefit plan impacts	III	(4)	—	—	—	—	3
33	Pension adjustment - restructuring	III	—	—	—	(2)	—	2
52	Australia restructuring	I	—	—	—	—	—	(1)
28	Pension adjustment Non-BU admin	III	—	—	—	2	—	(2)
35	KGI CTA staging	III	—	(2)	—	—	6	(4)
30	Germany FAS 112 adjustment	III	—	—	—	1	—	(1)
54	Write-off of additional RSS fixed assets	II	—	—	—	—	—	1
61	Release Sterling Drug tax reserve	II	—	4	—	—	—	(4)
59	True-up of Sterling Drug accrual	II	—	6	—	—	—	(6)
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	(2)	—	—	—	2
23	Denmark valuation allowance	II	—	—	—	—	—	1
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	3
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—	3
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—	12
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	(28)
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	5
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	22
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	9	—	(9)
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—	8
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	18
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	2
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—	5
60	Record impacts of other net permanent items	II	—	2	—	—	—	(2)
62	Reverse over-expensing of interest expense	II	—	7	—	—	—	(7)
63	Record after-tax interest received in ‘82-‘92 audit settlement	I	—	12	—	—	—	(12)
64	Record the results of the interest netting on audit reserves	II	—	(37)	—	—	—	37
65	Spain - Record valuation allowance	I	—	—	—	—	—	10
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	—	21
66	2004 full-year tax provision adjustment	I	—	4	—	—	—	(4)

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Other (Income) / Charges	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

	Balance sheet reclassifications - AML	I	—	—	—	—	—	—	—	—	—	—
	Balance sheet reclassifications - Tax related	I	—	—	—	—	—	—	—	—	—	—
	Balance sheet reclassifications - Other	I	—	—	—	—	—	—	—	—	—	—
	Adjustment to beginning balances		—	—	—	—	—	—	—	—	—	—
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	8	3	6	2	(9)	(1)	9	(4)	—	5

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		—	(2)	1	—	1	1	1	(2)	—	(1)

	Subtotal - Errors included in 10-K as restated		—	30	—	6	(6)	(4)	26	80	(13)	93

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	2	—	2	(1)	—	1

	Subtotal - Errors discovered subsequent to filing 10-K		—	—	—	—	2	—	2	(1)	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Receivables, net	Other current assets	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long-term assets

	Balance sheet reclassifications - AML	I	—	—	—	—	—	—	(18)
	Balance sheet reclassifications - Tax related	I	—	—	—	—	(98)	(14)	82
	Balance sheet reclassifications - Other	I	—	—	—	—	(6)	6	(32)
	Adjustment to beginning balances		5	(1)	(1)	—	(6)	(15)	46
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	2	(7)	(2)	1	49	(1)	(27)

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		1	1	—	—	(1)	1	1

	Subtotal - Errors included in 10-K as restated		3	(7)	(2)	—	(110)	(22)	27

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	(2)	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	—	—	(2)	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

	Balance sheet reclassifications - AML	I	—	—	57	—	(39)	—
	Balance sheet reclassifications - Tax related	I	—	30	—	—	—	—
	Balance sheet reclassifications - Other	I	—	25	—	7	—	—
	Adjustment to beginning balances		(16)	11	(30)	(12)	7	12
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	(4)	(45)	101	—	(72)	5

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		—	1	(2)	(1)	—	(1)

	Subtotal - Errors included in 10-K as restated		(4)	12	107	2	(111)	105

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	—	1

	Subtotal - Errors discovered subsequent to filing 10-K		—	1	—	—	—	1

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule A_2004_Financial Statement Impact Analysis
Fiscal period 2004

	As Originally Reported *	Restatement and Year-end Adjustments	As Restated in 2004 10-K	Percentage Difference	“Subsequently Discovered Errors”	Adjusted Total	Percentage Difference Relative to 2004 10-K

Consolidated Statement of Earnings
Net Sales	$13,517	$—	$13,517	0.0%	$—	$13,517	0.0%
Cost of goods sold	9,518	30	9,548	0.3%	—	9,548	0.0%

Gross profit	3,999	(30)	3,969	-0.8%	—	3,969	0.0%
Selling, general and administrative expenses	2,507	—	2,507	0.0%	—	2,507	0.0%
Research and development costs	848	6	854	0.7%	—	854	0.0%
Goodwill amortization	—	—	—	0.0%	—	—	0.0%
Restructuring costs and other	701	(6)	695	-0.9%	2	697	0.3%

Earnings from operations	(57)	(30)	(87)	52.6%	(2)	(89)	2.3%
Interest expense	168	—	168	0.0%	—	168	0.0%
Other charges (income)	(157)	(4)	(161)	2.5%	—	(161)	0.0%

Earnings before income taxes	(68)	(26)	(94)	38.2%	(2)	(96)	2.1%
Provision (benefit) for income taxes	(255)	80	(175)	-31.4%	(1)	(176)	0.6%

Earnings from continuing operations	$187	$(106)	$81	-56.7%	$(1)	$80	-1.2%

Discontinued operations, net of tax	$462	$13	$475	2.8%	$—	$475	0.0%

Net earnings	$649	$(93)	$556	-14.3%	$(1)	$555	-0.2%

Consolidated Statement of Financial Position
Cash and cash equivalents	$1,255	$—	$1,255	0.0%	$—	$1,255	0.0%
Receivables, net	2,551	(7)	2,544	-0.3%	—	2,544	0.0%
Inventories, net	1,155	3	1,158	0.3%	—	1,158	0.0%
Deferred income taxes	666	(110)	556	-16.5%	—	556	0.0%
Assets of discontinued operations	30	—	30	0.0%	—	30	0.0%
Other current assets	107	(2)	105	-1.9%	—	105	0.0%

Total current assets	5,764	(116)	5,648	-2.0%	—	5,648	0.0%
Property, plant and equipment, net	4,512	—	4,512	0.0%	(2)	4,510	0.0%
Goodwill, net	1,468	(22)	1,446	-1.5%	—	1,446	0.0%
Other long-term assets	3,104	27	3,131	0.9%	—	3,131	0.0%

Total assets	$14,848	$(111)	$14,737	-0.7%	$(2)	$14,735	0.0%

Accounts payable and other current liabilities	$3,892	$4	$3,896	0.1%	$—	$3,896	0.0%
Short-term borrowings	469	—	469	0.0%	—	469	0.0%
Accrued income taxes	637	(12)	625	-1.9%	(1)	624	-0.2%

Total current liabilities	4,998	(8)	4,990	-0.2%	(1)	4,989	0.0%
Long-term debt, net of current portion	1,852	—	1,852	0.0%	—	1,852	0.0%
Postemployment liabilities	3,445	(107)	3,338	-3.1%	—	3,338	0.0%
Other long-term liabilities	748	(2)	746	-0.3%	—	746	0.0%

Total liabilities	11,043	(117)	10,926	-1.1%	(1)	10,925	0.0%
Common stock at par	978	—	978	0.0%	—	978	0.0%
Additional paid in capital	850	—	850	0.0%	—	850	0.0%
Retained earnings	8,027	(105)	7,922	-1.3%	(1)	7,921	0.0%
Unearned restricted stock	(5)	—	(5)	0.0%	—	(5)	0.0%
Accumulated other comprehensive loss	(201)	111	(90)	-55.2%	—	(90)	0.0%

	9,649	6	9,655	0.1%	(1)	9,654	0.0%
Less: Treasury stock at cost	5,844	—	5,844	0.0%	—	5,844	0.0%

Total shareholders’ equity	3,805	6	3,811	0.2%	(1)	3,810	0.0%

Total liabilities and shareholders’ equity	$14,848	$(111)	$14,737	-0.7%	$(2)	$14,735	0.0%

* - NOTE: “As originally reported” reflects amounts reported in January 2005 press release filed on Form 8-K.

Eastman Kodak Company
Schedule A-1
Summary of Adjustments for Overhang, and 2003 - 2004 by Quarter	(DR) / CR to fix period

Dollars in millions

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

Postretirement benefit true-up	1	14.1	—	14.1	—	—	(13.4)	0.7
Postretirement benefit true-up	1	—	—	—	—	—	(0.7)	(0.7)
Postretirement benefits methodology	2	(4.8)	—	(4.8)	—	—	—	(4.8)
Postretirement benefits methodology	2	—	—	—	—	—	—	—
France seniority date	3	(6.5)	(0.3)	(6.8)	(0.3)	(0.3)	(0.3)	(7.6)
Postemployment benefit plan corrections	4	(12.6)	3.5	(9.1)	3.5	9.4	(4.5)	(0.6)
Postemployment benefit plan corrections	4	—	0.2	0.2	0.2	0.5	(0.2)	0.6
KRIP and Qualex census/payment data corrections	5	(13.3)	(0.5)	(13.8)	(0.5)	(0.5)	(0.5)	(15.2)
KRIP and Qualex census/payment data corrections	5	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Healthcare, dental and life insurance benefit payments	6	(10.4)	(1.2)	(11.6)	(1.2)	(1.2)	(1.2)	(15.2)
Healthcare, dental and life insurance benefit payments	6	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Postretirement death benefit adjustment	7	0.6	0.0	0.6	0.0	0.0	0.0	0.7
Postretirement death benefit adjustment	7	—	0.0	0.0	0.0	0.0	0.0	0.0
Postretirement liability relating to Verbatim divestiture	8	(1.3)	(0.1)	(1.4)	(0.1)	(0.1)	(0.1)	(1.6)
Postretirement liability relating to Verbatim divestiture	8	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
SAP translation	9	27.5	(1.3)	26.2	(3.3)	(4.8)	(5.4)	12.7
Walgreen’s exclusivity charge	10	(21.4)	1.1	(20.3)	1.3	19.1	—	0.1
Partnership (NexPress) and Imation goodwill	11	3.3	0.4	3.7	0.4	0.4	0.4	4.9
Spousal travel issue	12	(2.0)	(0.2)	(2.2)	—	—	—	(2.2)
Pension dispute with government	13	(2.1)	—	(2.1)	—	—	—	(2.1)
Pension dispute with government	13	—	2.1	2.1	—	—	—	2.1
Real estate fee	14	(6.9)	0.2	(6.7)	0.2	0.2	0.2	(5.9)
Recording of one-time use camera (“OTUC”) bodies inventory	15	5.4	0.9	6.3	(0.8)	1.2	4.3	11.0
Recording of OTUC bodies LIFO inventory adjustment	16	(3.0)	(0.5)	(3.5)	0.5	(0.7)	(2.4)	(6.1)
Accrual for charitable contributions	17	(4.4)	(0.6)	(5.1)	(1.3)	0.1	0.6	(5.6)
Write-off of Lumisys technology	18	(4.5)	0.1	(4.4)	0.1	0.1	0.1	(4.1)
Accrual of Warner Bros. Rebates	19	(2.4)	(1.6)	(4.0)	(2.7)	2.5	(3.8)	(8.0)

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

Postretirement benefit true-up	1	—	—	—	—	—	0.7	III
Postretirement benefit true-up	1	—	—	—	—	—	(0.7)	III
Postretirement benefits methodology	2	4.5	—	—	—	4.5	(0.3)	III
Postretirement benefits methodology	2	0.3	—	—	—	0.3	0.3	III
France seniority date	3	(0.2)	(0.2)	(0.2)	(0.2)	(0.7)	(8.3)	II
Postemployment benefit plan corrections	4	—	—	—	—	—	(0.6)	III
Postemployment benefit plan corrections	4	—	—	—	—	—	0.6	III
KRIP and Qualex census/payment data corrections	5	(1.0)	(1.0)	(1.0)	(1.1)	(4.0)	(19.2)	II
KRIP and Qualex census/payment data corrections	5	(0.1)	(0.1)	(0.1)	—	(0.2)	(0.3)	II
Healthcare, dental and life insurance benefit payments	6	(5.5)	(5.5)	(5.5)	(5.9)	(22.5)	(37.7)	II
Healthcare, dental and life insurance benefit payments	6	(0.4)	(0.4)	(0.4)	—	(1.2)	(1.4)	II
Postretirement death benefit adjustment	7	0.0	0.0	0.0	0.0	0.1	0.9	II
Postretirement death benefit adjustment	7	0.0	0.0	0.0	—	0.0	0.0	II
Postretirement liability relating to Verbatim divestiture	8	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)	(1.8)	II
Postretirement liability relating to Verbatim divestiture	8	(0.0)	(0.0)	(0.0)	—	(0.0)	(0.0)	II
SAP translation	9	(7.0)	(5.9)	0.2	—	(12.7)	—	III
Walgreen’s exclusivity charge	10	—	—	—	—	—	0.1	III
Partnership (NexPress) and Imation goodwill	11	0.4	0.4	—	—	0.8	5.7	II
Spousal travel issue	12	—	—	(0.5)	2.7	2.2	—	II
Pension dispute with government	13	—	—	—	—	—	(2.1)	III
Pension dispute with government	13	—	—	—	—	—	2.1	III
Real estate fee	14	0.2	0.2	0.2	2.2	3.0	(3.0)	II
Recording of one-time use camera (“OTUC”) bodies inventory	15	(1.7)	(0.6)	(8.7)	—	(11.0)	—	III
Recording of OTUC bodies LIFO inventory adjustment	16	0.9	0.4	4.8	—	6.1	(0.0)	II
Accrual for charitable contributions	17	—	0.2	5.5	—	5.6	0.0	III
Write-off of Lumisys technology	18	0.1	0.1	3.7	—	3.9	(0.2)	III
Accrual of Warner Bros. Rebates	19	0.6	(4.9)	10.6	1.7	8.0	—	III

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

New York sales & use tax accrual reversal	20	2.2	—	2.2	—	—	—	2.2
Qualex sales & use tax accrual reversal	21	1.5	—	1.5	—	—	—	1.5
Far East accrual reversal	22	4.3	—	4.3	—	—	—	4.3
Denmark valuation allowance	23	(3.8)	—	(3.8)	—	—	—	(3.8)
Denmark - adjust valuation allowance	24	—	—	—	—	—	(2.7)	(2.7)
Record release of valuation allowance in proper period	25	15.2	0.1	15.3	0.1	0.1	0.3	15.8
Australia deferred tax adjustment	26	3.0	—	3.0	—	—	—	3.0
Deferred Tax Spain Valuation Allowance	27	(3.0)	—	(3.0)	—	—	—	(3.0)
Deferred Tax Australia Valuation Allowance	27	—	—	—	—	—	—	—
Pension adjustment Non-BU admin	28	—	—	—	—	—	(1.6)	(1.6)
Asset retirement obligation	29	—	(2.5)	(2.5)	—	—	—	(2.5)
Germany FAS 112 adjustment	30	—	—	—	—	—	(0.6)	(0.6)
France restructuring - statutory minimum underaccrual	31	—	—	—	—	—	(2.0)	(2.0)
Restructuring - employee benefit plan impacts	32	—	—	—	—	—	3.6	3.6
Pension adjustment - restructuring	33	—	—	—	—	—	1.6	1.6
Germany restructuring - overstated curtailment charge	34	—	—	—	—	—	1.9	1.9
KGI CTA staging	35	—	(1.9)	(1.9)	(2.6)	0.3	(1.3)	(5.5)
KGI CTA staging (Tax Effect for Discontinued Ops)	35	—	0.7	0.7	1.0	(0.1)	0.5	2.1
Record France benefit on ST capital loss in correct period	36	—	—	—	10.2	—	—	10.2
France purchase accounting - reverse tax benefit to goodwill	37	—	—	—	—	—	(6.3)	(6.3)
Germany - Adjust 2003 restructuring tax benefits	38	—	—	—	—	—	(26.0)	(26.0)
Germany - Record DTA on NOL generated in 2003	39	—	—	—	—	—	10.5	10.5
Germany - Record reserve against NOL for holding company interest deduction	40	—	—	—	—	—	(6.2)	(6.2)
Germany - Reversal of Q4 2003 tax benefit	41	—	—	—	—	—	(2.9)	(2.9)
Germany - Release of NOL valuation allowance	42	—	—	—	—	—	20.0	20.0
Germany - Record non-NOL DTAs and DTLs at 12/31/03	43	—	—	—	—	—	(8.2)	(8.2)
Germany - Use of NOL to offset 2004 interest income	44	—	—	—	—	—	—	—
Adjust credit in US accrued taxes payable account	45	—	1.2	1.2	1.2	1.2	3.2	6.8
South Africa - True up full-year 2004 tax provision	46	—	—	—	—	—	(0.7)	(0.7)
Australia Restructuring	52	—	—	—	—	—	—	—

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

New York sales & use tax accrual reversal	20	—	—	—	—	—	2.2	II
Qualex sales & use tax accrual reversal	21	—	—	—	—	—	1.5	II
Far East accrual reversal	22	—	—	—	—	—	4.3	II
Denmark valuation allowance	23	—	—	—	—	—	(3.8)	II
Denmark - adjust valuation allowance	24	—	—	—	—	—	(2.7)	II
Record release of valuation allowance in proper period	25	—	—	—	(18.1)	(18.1)	(2.3)	II
Australia deferred tax adjustment	26	—	—	—	—	—	3.0	II
Deferred Tax Spain Valuation Allowance	27	—	—	—	—	—	(3.0)	II
Deferred Tax Australia Valuation Allowance	27	—	—	(3.0)	—	(3.0)	(3.0)	II
Pension adjustment Non-BU admin	28	1.7	—	—	—	1.7	0.1	III
Asset retirement obligation	29	—	—	—	—	—	(2.5)	III
Germany FAS 112 adjustment	30	0.6	—	—	—	0.6	(0.0)	III
France restructuring - statutory minimum underaccrual	31	2.0	—	—	—	2.0	(0.0)	III
Restructuring - employee benefit plan impacts	32	(3.5)	—	—	—	(3.5)	0.1	III
Pension adjustment - restructuring	33	(1.6)	—	—	—	(1.6)	(0.0)	III
Germany restructuring - overstated curtailment charge	34	—	—	—	—	—	1.9	III
KGI CTA staging	35	(0.1)	0.9	5.0	—	5.8	0.3	III
KGI CTA staging (Tax Effect for Discontinued Ops)	35	0.0	(0.3)	(1.9)	—	(2.2)	(0.1)	III
Record France benefit on ST capital loss in correct period	36	—	—	—	(12.1)	(12.1)	(1.9)	II
France purchase accounting - reverse tax benefit to goodwill	37	—	—	—	—	—	(6.3)	II
Germany - Adjust 2003 restructuring tax benefits	38	—	—	—	28.3	28.3	2.3	II
Germany - Record DTA on NOL generated in 2003	39	—	—	—	(4.8)	(4.8)	5.8	II
Germany - Record reserve against NOL for holding company interest deduction	40	—	—	—	—	—	(6.2)	II
Germany - Reversal of Q4 2003 tax benefit	41	—	—	—	—	—	(2.9)	II
Germany - Release of NOL valuation allowance	42	—	—	—	(21.8)	(21.8)	(1.8)	II
Germany - Record non-NOL DTAs and DTLs at 12/31/03	43	—	—	—	8.9	8.9	0.7	II
Germany - Use of NOL to offset 2004 interest income	44	(2.0)	(2.0)	(2.0)	(2.2)	(8.2)	(8.2)	II
Adjust credit in US accrued taxes payable account	45	—	—	—	—	—	6.8	II
South Africa - True up full-year 2004 tax provision	46	—	—	—	(1.8)	(1.8)	(2.5)	II
Australia Restructuring	52	—	—	—	2.0	2.0	2.0	I

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

Vacation accrual true-up	53	—	—	—	—	—	—	—
Vacation accrual true-up	53	—	—	—	—	—	—	—
Vacation accrual true-up	53	—	—	—	—	—	—	—
Write-off of additional RSS fixed assets	54	—	—	—	—	—	—	—
Write-off of additional RSS fixed assets (Tax Effect for Discontinued Ops)	54	—	—	—	—	—	—	—
Reverse double counting of Australia tax benefit	55	—	—	—	—	—	—	—
Reverse double counting of Australia tax benefit	55	—	—	—	—	—	—	—
Australia - Establishment of a valuation allowance for disallowed losses	56	—	—	—	—	—	—	—
Australia - Write-off of deferred tax assets	57	—	—	—	—	—	—	—
Reverse the amount of R&D credit receivable	58	—	—	—	—	—	—	—
True-up of Sterling Drug accrual	59	—	—	—	—	—	—	—
Record impacts of other net permanent items	60	—	—	—	—	—	—	—
Release Sterling Drug tax reserve	61	—	—	—	—	—	—	—
Reverse over-expensing of interest expense	62	—	—	—	—	—	—	—
Record after-tax interest received in ‘82-’92 settlement	63	—	—	—	—	—	—	—
Record the results of the interest netting on audit reserves	64	—	—	—	—	—	—	—
Spain - Record valuation allowance	65	—	—	—	—	—	—	—
Post Press Release Adjustments		—	—	—	—	—	—	—
Tax impact of Reclassifcation to Discontinued Operations	!	—	—	—	(0.1)	(0.2)	0.5	0.2
Pension census/payment data corrections - Life insurance	!	(0.1)	0.0	(0.1)	(0.0)	(0.0)	(0.0)	(0.2)
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	—
US KRIP Accrued Service Cost Adjustment	!	(0.2)	(0.0)	(0.2)	(0.0)	(0.0)	(0.0)	(0.2)
Germany NPPC Adjustment - salary corrections	!	—	—	—	—	—	—	—
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	—
Reflect temp diffs arising from ‘82 - ’92 audit settlement	!	—	—	—	—	—	—	—
Reverse the amt of int accrued to provide for ‘82-’92 audit settlement	!	—	—	—	—	—	—	—
Pension census/payment data corrections - Life insurance	!	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
US KRIP Accrued Service Cost Adjustment	!	—	—	—	—	—	—	—
Vacation Accrual True Up for Proper Quarter 2003	!	—	0.1	0.1	0.1	0.1	(0.3)	—
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	—
Vacation Accrual True Up for Proper Quarter 2003	!!	—	1.8	1.8	1.8	1.8	(5.5)	—
France EKSA Tax Benefit	!!	—	—	—	—	—	—	—

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

Vacation accrual true-up	53	2.4	2.4	2.4	(7.7)	(0.5)	(0.5)	II
Vacation accrual true-up	53	0.2	0.2	6.8	(6.7)	0.5	0.5	II
Vacation accrual true-up	53	—	—	(2.6)	2.5	(0.0)	(0.0)	II
Write-off of additional RSS fixed assets	54	—	—	(0.8)	—	(0.8)	(0.8)	II
Write-off of additional RSS fixed assets (Tax Effect for Discontinued Ops)	54	—	—	0.3	—	0.3	0.3	II
Reverse double counting of Australia tax benefit	55	—	—	(6.8)	6.4	(0.4)	(0.4)	II
Reverse double counting of Australia tax benefit	55	—	—	—	(1.5)	(1.5)	(1.5)	I
Australia - Establishment of a valuation allowance for disallowed losses	56	—	—	(2.2)	(0.8)	(3.0)	(3.0)	II
Australia - Write-off of deferred tax assets	57	—	—	—	(21.5)	(21.5)	(21.5)	I
Reverse the amount of R&D credit receivable	58	—	(5.0)	—	—	(5.0)	(5.0)	II
True-up of Sterling Drug accrual	59	—	6.0	—	—	6.0	6.0	II
Record impacts of other net permanent items	60	—	2.0	—	—	2.0	2.0	II
Release Sterling Drug tax reserve	61	—	—	4.0	—	4.0	4.0	II
Reverse over-expensing of interest expense	62	2.0	2.0	2.0	1.0	7.0	7.0	II
Record after-tax interest received in ‘82-’92 settlement	63	—	—	—	12.0	12.0	12.0	I
Record the results of the interest netting on audit reserves	64	(9.3)	(9.3)	(9.3)	(9.3)	(37.0)	(37.0)	II
Spain - Record valuation allowance	65	—	—	—	(9.9)	(9.9)	(9.9)	I
Post Press Release Adjustments		—	—	—	(9.0)	(9.0)	(9.0)	I
Tax impact of Reclassifcation to Discontinued Operations	!	—	0.1	0.1	—	0.2	0.5	II
Pension census/payment data corrections - Life insurance	!	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.4)	II
Pension census/payment data corrections - Germany	!	0.1	0.1	0.1	0.1	0.3	0.3	II
US KRIP Accrued Service Cost Adjustment	!	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.3)	II
Germany NPPC Adjustment - salary corrections	!	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)	(0.3)	II
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	II
Reflect temp diffs arising from ‘82 - ’92 audit settlement	!	—	—	—	—	—	—
Reverse the amt of int accrued to provide for ‘82-’92 audit settlement	!	—	—	—	—	—	—
Pension census/payment data corrections - Life insurance	!	(0.0)	(0.0)	(0.0)	—	(0.0)	(0.0)	II
US KRIP Accrued Service Cost Adjustment	!	—	—	0.0	—	0.0	0.0	II
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	II
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	II
Vacation Accrual True Up for Proper Quarter 2003	!!	—	—	—	—	—	—	II
France EKSA Tax Benefit	!!	—	—	(17.0)	17.0	—	—	II

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

Restructuring	!!	—	—	—	—	—	—	—
Restructuring	!!	—	(3.1)	(3.1)	3.1	—	—	0.1
Adjust HI E&O reserve for LIFO double counting impact	!!	—	—	—	—	—	—	—
To move the provision recorded for losses the KJL Group will be unable to carryforward	!!	—	—	—	—	—	—	—
FAS 112 true-up for RSS in proper quarter	!!	—	—	—	—	—	—	—
FAS 112 true-up for RSS in proper quarter (Tax Effect for Discontinued Ops)	!!	—	—	—	—	—	—	—

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

Restructuring	!!	(1.4)	1.4	—	—	—	—	III
Restructuring	!!	—	—	—	—	—	0.1	III
Adjust HI E&O reserve for LIFO double counting impact	!!	2.2	(2.2)	—	—	—	—	III
To move the provision recorded for losses the KJL Group will be unable to carryforward	!!	—	(2.3)	—	2.4	0.1	0.1	II
FAS 112 true-up for RSS in proper quarter	!!	—	—	2.5	(2.5)	—	—	II
FAS 112 true-up for RSS in proper quarter (Tax Effect for Discontinued Ops)	!!	—	—	(1.0)	1.0	(0.0)	(0.0)	II

Legend
!	No accompanying discussion related to this adjustment was included in the SEC Comment Letter response due to the level of insignificance of this adjustment.
!!	No accompanying discussion related to this adjustment was included in the SEC Comment Letter response due to fact that this adjustment was for phasing between quarters within the same fiscal year.

Adjustment Categories
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

Color-Coding
Pension and other postretirement benefits, pretax (overhang)
Pension and other postretirement benefits, pretax (2003 non-overhang)
Income (loss) from discontinued operations, pretax
Translation of depreciation expense (overhang)
Translation of depreciation expense (2003 non-overhang)
Exclusivity asset write-off, pretax (overhang)
Exclusivity asset write-off, pretax (2003 non-overhang)
Other adjustments, miscellaneous, pretax (overhang)
Other adjustments, miscellaneous, pretax (2003 non-overhang)
Transactional tax items (overhang)
Transactional tax items (2003 non-overhang)

Note 1: Restatement of Previously Issued Financial Statements tie out	Amount	Narrative	Table

Previously reported 2003 net income	$265	Disclosed $265	Disclosed $265
As restated 2003 net income	$253	Disclosed $253	Disclosed $253

Income Taxes

Transactional tax effects	(4.7)
Elimination of transactional tax effects as they are captured in revised tax rates	4.7
Estimated revision in operational rate x operational income	$19.0
Estimated revision in restructuring rate x restructuring charge	(21.0)

	$(2.0)	Disclosed ($1M)	Disclosed ($1M)

Operational effective tax rate decreased from 18% to 15.5% on a revised base of pretax earnings of $749M.
Restructuring tax rate decreased from 32.1% to 28.3% on a revised pretax restructuring base of $552M.

Pensions and Other Postretirement Benefits

Income (loss) from continuing operations, pretax	$(9.4)	N/A	Disclosed ($9M)
Provision (benefit) for income taxes @38.3%	(3.6)	N/A	Disclosed ($3M)

	$(5.8)	Disclosed $6.1M	Disclosed ($6M)

The blended federal/state effective tax rate of 38.3% applies as predominantly all of the related charges were in the U.S. Germany, France and Canada rates are 38.8%, 35.46% and 33.04%, respectively.

Other Adjustments

Translation adjustment	A	$(14.8)	1	Disclosed ($14.8M)

Exlusivity asset write-off		$21.5	2
Provision (benefit) for income taxes at 38.3%		8.2	3

Net of tax impact	B	$13.3		Disclosed $13.3M

No tax effect due to the fact that the error is in the translation of the appropriate local currency, which was tax effected correctly.

Income loss from continuing operations, pretax	(1.2)	4
Less partnership (NexPress) Imation goodwill adjustment	(1.6)

	(2.8)	5
Provision (benefit) for income taxes at 38.3%	(1.0)

	(1.8)
Less partnership (NexPress) Imation goodwill adjustment	1.6

Net of tax impact	$(0.2)

The $1.6M is included in the ($1.2M); however, the adjustment should not be tax effected.

The blended federal/state effective tax rate of 38.3% applies as predominantly all of the related charges were in the U.S. Germany, France and Canada rates are 38.8%, 35.46% and 33.04%, respectively.

Income (loss) from discontinued operations, pretax		$(3.8)
Provision (benefit) for income taxes at 38.3%		(1.5)

Net of tax impact		$(2.3)

Other net of tax impacts	C	$(2.5)	Disclosed ($2.5M)

Total net of tax impact - Other Adjustments	A+B+C	$(4.0)	Disclosed ($4.0M)

The blended federal/state effective tax rate of 38.3% applies as predominantly all of the related charges were in the U.S. Germany, France and Canada rates are 38.8%, 35.46% and 33.04%, respectively.

Income (loss) from continuing operations, pretax	1+2+4	$5.5	Disclosed $5M
Provision (benefit) for income taxes	3+5	7.2	Disclosed $7M

Income (loss) from continuing operations	D	$(1.7)	Disclosed ($2M)

Income from discontinued operations, pretax		$(3.8)	Disclosed ($3M)
Provision (benefit) for income taxes		(1.5)	Disclosed ($1M)

Income (loss) from discontinued operations	E	$(2.3)	Disclosed ($2M)

Total net of tax impact - Other	D+E	$(4.0)	Disclosed ($4M)

Adjustments relating to periods prior to 2003

Income Tax

Benefit from transaction items	$11.4
Benefit from pension and other postretirement benefits	13.2
Benefit from translation of depreciation	—
Benefit from exclusivity asset write-off	8.2
Benefit from other miscellaneous	6.2
Provision on Far East accrual reversal	(2.5)
Rounding	(0.9)

	$35.6	Disclosed $35.6M

Pension and other postretirement benefits, pretax	$(34.5)	Disclosed ($34.6M)
	0.383

Provision (benefit) for income taxes @38.3%	$(13.2)

The blended federal/state effective tax rate of 38.3% applies as predominantly all of the related charges were in the U.S. Germany, France and Canada rates are 38.8%, 35.46% and 33.04%, respectively.

Translation of depreciation expense	$27.5	Disclosed $27.5M
	—

Provision (benefit) for income taxes	$—

No tax effect due to the fact that the error is in the translation of the appropriate local currency, which was tax effected correctly.

Exclusivity asset write-off	$(21.4)	Disclosed ($21.4M)
	0.383

Provision (benefit) for income taxes @38.3%	$(8.2)

The blended federal/state effective tax rate of 38.3% applies as all of the related charges were in the U.S.

Other, miscellaneous	$(8.7)	Disclosed ($8.3M)
Less Far East accrual reversal	(4.3)
Less partnership (NexPress) Imation goodwill adjustment	(3.3)

	(16.3)
	0.383

Provision (benefit) for income taxes	$(6.2)

The $4.3M is included in the ($8.7M); however, it is not tax effected at 38.3% (the provision for this pretax item is $2.5M).
The $3.3M is included in the ($8.7M); however, the adjustment should not be tax effected.

Eastman Kodak Company
Schedule A-2
Summary of Adjustments for Overhang, and 2003 - 2004 by Quarter	(DR) / CR to fix period

Dollars in millions

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

Australia Restructuring	52	—	—	—	—	—	—	—
Reverse double counting of Australia tax benefit	55	—	—	—	—	—	—	—
Australia - Write-off of deferred tax assets	57	—	—	—	—	—	—	—
Record after-tax interest received in ‘82-’92 settlement	63	—	—	—	—	—	—	—
Spain - Record valuation allowance	65	—	—	—	—	—	—	—
Post Press Release Adjustments		—	—	—	—	—	—	—
Subtotal Category I		—	—	—	—	—	—	—
France seniority date	3	(6.5)	(0.3)	(6.8)	(0.3)	(0.3)	(0.3)	(7.6)
KRIP and Qualex census/payment data corrections	5	(13.3)	(0.5)	(13.8)	(0.5)	(0.5)	(0.5)	(15.2)
KRIP and Qualex census/payment data corrections	5	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Healthcare, dental and life insurance benefit payments	6	(10.4)	(1.2)	(11.6)	(1.2)	(1.2)	(1.2)	(15.2)
Healthcare, dental and life insurance benefit payments	6	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Postretirement death benefit adjustment	7	0.6	0.0	0.6	0.0	0.0	0.0	0.7
Postretirement death benefit adjustment	7	—	0.0	0.0	0.0	0.0	0.0	0.0
Postretirement liability relating to Verbatim divestiture	8	(1.3)	(0.1)	(1.4)	(0.1)	(0.1)	(0.1)	(1.6)
Postretirement liability relating to Verbatim divestiture	8	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Partnership (NexPress) and Imation goodwill	11	3.3	0.4	3.7	0.4	0.4	0.4	4.9
Spousal travel issue	12	(2.0)	(0.2)	(2.2)	—	—	—	(2.2)
Real estate fee	14	(6.9)	0.2	(6.7)	0.2	0.2	0.2	(5.9)
Recording of OTUC bodies LIFO inventory adjustment	16	(3.0)	(0.5)	(3.5)	0.5	(0.7)	(2.4)	(6.1)
New York sales & use tax accrual reversal	20	2.2	—	2.2	—	—	—	2.2
Qualex sales & use tax accrual reversal	21	1.5	—	1.5	—	—	—	1.5
Far East accrual reversal	22	4.3	—	4.3	—	—	—	4.3
Denmark valuation allowance	23	(3.8)	—	(3.8)	—	—	—	(3.8)
Denmark - adjust valuation allowance	24	—	—	—	—	—	(2.7)	(2.7)
Record release of valuation allowance in proper period	25	15.2	0.1	15.3	0.1	0.1	0.3	15.8
Australia deferred tax adjustment	26	3.0	—	3.0	—	—	—	3.0
Deferred Tax Spain Valuation Allowance	27	(3.0)	—	(3.0)	—	—	—	(3.0)
Deferred Tax Australia Valuation Allowance	27	—	—	—	—	—	—	—
Record France benefit on ST capital loss in correct period	36	—	—	—	10.2	—	—	10.2
France purchase accounting - reverse tax benefit to goodwill	37	—	—	—	—	—	(6.3)	(6.3)
Germany - Adjust 2003 restructuring tax benefits	38	—	—	—	—	—	(26.0)	(26.0)
Germany - Record DTA on NOL generated in 2003	39	—	—	—	—	—	10.5	10.5
Germany - Record reserve against NOL for holding company interest deduction	40	—	—	—	—	—	(6.2)	(6.2)
Germany - Reversal of Q4 2003 tax benefit	41	—	—	—	—	—	(2.9)	(2.9)
Germany - Release of NOL valuation allowance	42	—	—	—	—	—	20.0	20.0
Germany - Record non-NOL DTAs and DTLs at 12/31/03	43	—	—	—	—	—	(8.2)	(8.2)
Germany - Use of NOL to offset 2004 interest income	44	—	—	—	—	—	—	—
Adjust credit in US accrued taxes payable account	45	—	1.2	1.2	1.2	1.2	3.2	6.8
South Africa - True up full-year 2004 tax provision	46	—	—	—	—	—	(0.7)	(0.7)
Vacation accrual true-up	53	—	—	—	—	—	—	—
Vacation accrual true-up	53	—	—	—	—	—	—	—
Vacation accrual true-up	53	—	—	—	—	—	—	—
Write-off of additional RSS fixed assets	54	—	—	—	—	—	—	—
Write-off of additional RSS fixed assets (Tax Effect for Discontinued Ops)	54	—	—	—	—	—	—	—
Reverse double counting of Australia tax benefit	55	—	—	—	—	—	—	—
Australia - Establishment of a valuation allowance for disallowed losses	56	—	—	—	—	—	—	—
Reverse the amount of R&D credit receivable	58	—	—	—	—	—	—	—
True-up of Sterling Drug accrual	59	—	—	—	—	—	—	—
Record impacts of other net permanent items	60	—	—	—	—	—	—	—
Release Sterling Drug tax reserve	61	—	—	—	—	—	—	—
Reverse over-expensing of interest expense	62	—	—	—	—	—	—	—
Record the results of the interest netting on audit reserves	64	—	—	—	—	—	—	—

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

Australia Restructuring	52	—	—	—	2.0	2.0	2.0	I
Reverse double counting of Australia tax benefit	55	—	—	—	(1.5)	(1.5)	(1.5)	I
Australia - Write-off of deferred tax assets	57	—	—	—	(21.5)	(21.5)	(21.5)	I
Record after-tax interest received in ‘82-’92 settlement	63	—	—	—	12.0	12.0	12.0	I
Spain - Record valuation allowance	65	—	—	—	(9.9)	(9.9)	(9.9)	I
Post Press Release Adjustments		—	—	—	(9.0)	(9.0)	(9.0)	I
Subtotal Category I		—	—	—	(27.9)	(27.9)	(27.9)
France seniority date	3	(0.2)	(0.2)	(0.2)	(0.2)	(0.7)	(8.3)	II
KRIP and Qualex census/payment data corrections	5	(1.0)	(1.0)	(1.0)	(1.1)	(4.0)	(19.2)	II
KRIP and Qualex census/payment data corrections	5	(0.1)	(0.1)	(0.1)	—	(0.2)	(0.3)	II
Healthcare, dental and life insurance benefit payments	6	(5.5)	(5.5)	(5.5)	(5.9)	(22.5)	(37.7)	II
Healthcare, dental and life insurance benefit payments	6	(0.4)	(0.4)	(0.4)	—	(1.2)	(1.4)	II
Postretirement death benefit adjustment	7	0.0	0.0	0.0	0.0	0.1	0.9	II
Postretirement death benefit adjustment	7	0.0	0.0	0.0	—	0.0	0.0	II
Postretirement liability relating to Verbatim divestiture	8	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)	(1.8)	II
Postretirement liability relating to Verbatim divestiture	8	(0.0)	(0.0)	(0.0)	—	(0.0)	(0.0)	II
Partnership (NexPress) and Imation goodwill	11	0.4	0.4	—	—	0.8	5.7	II
Spousal travel issue	12	—	—	(0.5)	2.7	2.2	—	II
Real estate fee	14	0.2	0.2	0.2	2.2	3.0	(3.0)	II
Recording of OTUC bodies LIFO inventory adjustment	16	0.9	0.4	4.8	—	6.1	(0.0)	II
New York sales & use tax accrual reversal	20	—	—	—	—	—	2.2	II
Qualex sales & use tax accrual reversal	21	—	—	—	—	—	1.5	II
Far East accrual reversal	22	—	—	—	—	—	4.3	II
Denmark valuation allowance	23	—	—	—	—	—	(3.8)	II
Denmark - adjust valuation allowance	24	—	—	—	—	—	(2.7)	II
Record release of valuation allowance in proper period	25	—	—	—	(18.1)	(18.1)	(2.3)	II
Australia deferred tax adjustment	26	—	—	—	—	—	3.0	II
Deferred Tax Spain Valuation Allowance	27	—	—	—	—	—	(3.0)	II
Deferred Tax Australia Valuation Allowance	27	—	—	(3.0)	—	(3.0)	(3.0)	II
Record France benefit on ST capital loss in correct period	36	—	—	—	(12.1)	(12.1)	(1.9)	II
France purchase accounting - reverse tax benefit to goodwill	37	—	—	—	—	—	(6.3)	II
Germany - Adjust 2003 restructuring tax benefits	38	—	—	—	28.3	28.3	2.3	II
Germany - Record DTA on NOL generated in 2003	39	—	—	—	(4.8)	(4.8)	5.8	II
Germany - Record reserve against NOL for holding company interest deduction	40	—	—	—	—	—	(6.2)	II
Germany - Reversal of Q4 2003 tax benefit	41	—	—	—	—	—	(2.9)	II
Germany - Release of NOL valuation allowance	42	—	—	—	(21.8)	(21.8)	(1.8)	II
Germany - Record non-NOL DTAs and DTLs at 12/31/03	43	—	—	—	8.9	8.9	0.7	II
Germany - Use of NOL to offset 2004 interest income	44	(2.0)	(2.0)	(2.0)	(2.2)	(8.2)	(8.2)	II
Adjust credit in US accrued taxes payable account	45	—	—	—	—	—	6.8	II
South Africa - True up full-year 2004 tax provision	46	—	—	—	(1.8)	(1.8)	(2.5)	II
Vacation accrual true-up	53	2.4	2.4	2.4	(7.7)	(0.5)	(0.5)	II
Vacation accrual true-up	53	0.2	0.2	6.8	(6.7)	0.5	0.5	II
Vacation accrual true-up	53	—	—	(2.6)	2.5	(0.0)	(0.0)	II
Write-off of additional RSS fixed assets	54	—	—	(0.8)	—	(0.8)	(0.8)	II
Write-off of additional RSS fixed assets (Tax Effect for Discontinued Ops)	54	—	—	0.3	—	0.3	0.3	II
Reverse double counting of Australia tax benefit	55	—	—	(6.8)	6.4	(0.4)	(0.4)	II
Australia - Establishment of a valuation allowance for disallowed losses	56	—	—	(2.2)	(0.8)	(3.0)	(3.0)	II
Reverse the amount of R&D credit receivable	58	—	(5.0)	—	—	(5.0)	(5.0)	II
True-up of Sterling Drug accrual	59	—	6.0	—	—	6.0	6.0	II
Record impacts of other net permanent items	60	—	2.0	—	—	2.0	2.0	II
Release Sterling Drug tax reserve	61	—	—	4.0	—	4.0	4.0	II
Reverse over-expensing of interest expense	62	2.0	2.0	2.0	1.0	7.0	7.0	II
Record the results of the interest netting on audit reserves	64	(9.3)	(9.3)	(9.3)	(9.3)	(37.0)	(37.0)	II

	Entry Ref.	Overhang Q1	Q1	Total Q1	Q2	Q3	Q4	Total 2003

Tax impact of Reclassifcation to Discontinued Operations	!	—	—	—	(0.1)	(0.2)	0.5	0.2
Pension census/payment data corrections - Life insurance	!	(0.1)	0.0	(0.1)	(0.0)	(0.0)	(0.0)	(0.2)
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	—
US KRIP Accrued Service Cost Adjustment	!	(0.2)	(0.0)	(0.2)	(0.0)	(0.0)	(0.0)	(0.2)
Germany NPPC Adjustment - salary corrections	!	—	—	—	—	—	—	—
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	—
Pension census/payment data corrections - Life insurance	!	—	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
US KRIP Accrued Service Cost Adjustment	!	—	—	—	—	—	—	—
Vacation Accrual True Up for Proper Quarter 2003	!	—	0.1	0.1	0.1	0.1	(0.3)	—
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	—
Vacation Accrual True Up for Proper Quarter 2003	!!	—	1.8	1.8	1.8	1.8	(5.5)	—
France EKSA Tax Benefit	!!	—	—	—	—	—	—	—
To move the provision recorded for losses the KJL Group will be unable to carryforward	!!	—	—	—	—	—	—	—
FAS 112 true-up for RSS in proper quarter	!!	—	—	—	—	—	—	—
FAS 112 true-up for RSS in proper quarter (Tax Effect for Discontinued Ops)	!!	—	—	—	—	—	—	—
Subtotal Category II		(20.6)	1.2	(19.4)	12.3	0.9	(28.0)	(34.1)
Postretirement benefit true-up	1	14.1	—	14.1	—	—	(13.4)	0.7
Postretirement benefit true-up	1	—	—	—	—	—	(0.7)	(0.7)
Postretirement benefits methodology	2	(4.8)	—	(4.8)	—	—	—	(4.8)
Postretirement benefits methodology	2	—	—	—	—	—	—	—
Postemployment benefit plan corrections	4	(12.6)	3.5	(9.1)	3.5	9.4	(4.5)	(0.6)
Postemployment benefit plan corrections	4	—	0.2	0.2	0.2	0.5	(0.2)	0.6
SAP translation	9	27.5	(1.3)	26.2	(3.3)	(4.8)	(5.4)	12.7
Walgreen’s exclusivity charge	10	(21.4)	1.1	(20.3)	1.3	19.1	—	0.1
Pension dispute with government	13	(2.1)	—	(2.1)	—	—	—	(2.1)
Pension dispute with government	13	—	2.1	2.1	—	—	—	2.1
Recording of one-time use camera (“OTUC”) bodies inventory	15	5.4	0.9	6.3	(0.8)	1.2	4.3	11.0
Accrual for charitable contributions	17	(4.4)	(0.6)	(5.1)	(1.3)	0.1	0.6	(5.6)
Write-off of Lumisys technology	18	(4.5)	0.1	(4.4)	0.1	0.1	0.1	(4.1)
Accrual of Warner Bros. Rebates	19	(2.4)	(1.6)	(4.0)	(2.7)	2.5	(3.8)	(8.0)
Pension adjustment Non-BU admin	28	—	—	—	—	—	(1.6)	(1.6)
Asset retirement obligation	29	—	(2.5)	(2.5)	—	—	—	(2.5)
Germany FAS 112 adjustment	30	—	—	—	—	—	(0.6)	(0.6)
France restructuring - statutory minimum underaccrual	31	—	—	—	—	—	(2.0)	(2.0)
Restructuring - employee benefit plan impacts	32	—	—	—	—	—	3.6	3.6
Pension adjustment - restructuring	33	—	—	—	—	—	1.6	1.6
Germany restructuring - overstated curtailment charge	34	—	—	—	—	—	1.9	1.9
KGI CTA staging	35	—	(1.9)	(1.9)	(2.6)	0.3	(1.3)	(5.5)
KGI CTA staging (Tax Effect for Discontinued Ops)	35	—	0.7	0.7	1.0	(0.1)	0.5	2.1
Restructuring	!!	—	—	—	—	—	—	—
Restructuring	!!	—	(3.1)	(3.1)	3.1	—	—	0.1
Adjust HI E&O reserve for LIFO double counting impact	!!	—	—	—	—	—	—	—
Subtotal Category III		(5.2)	(2.4)	(7.6)	(1.5)	28.3	(20.9)	(1.7)

	Entry Ref.	Q1	Q2	Q3	Q4	Total 2004	2003 to 2004 Net Total	Adjustment Category - See Legend

Tax impact of Reclassifcation to Discontinued Operations	!	—	0.1	0.1	—	0.2	0.5	II
Pension census/payment data corrections - Life insurance	!	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.4)	II
Pension census/payment data corrections - Germany	!	0.1	0.1	0.1	0.1	0.3	0.3	II
US KRIP Accrued Service Cost Adjustment	!	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.3)	II
Germany NPPC Adjustment - salary corrections	!	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)	(0.3)	II
Pension census/payment data corrections - Germany	!	—	—	—	—	—	—	II
Pension census/payment data corrections - Life insurance	!	(0.0)	(0.0)	(0.0)	—	(0.0)	(0.0)	II
US KRIP Accrued Service Cost Adjustment	!	—	—	0.0	—	0.0	0.0	II
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	II
Vacation Accrual True Up for Proper Quarter 2003	!	—	—	—	—	—	—	II
Vacation Accrual True Up for Proper Quarter 2003	!!	—	—	—	—	—	—	II
France EKSA Tax Benefit	!!	—	—	(17.0)	17.0	—	—	II
To move the provision recorded for losses the KJL Group will be unable to carryforward	!!	—	(2.3)	—	2.4	0.1	0.1	II
FAS 112 true-up for RSS in proper quarter	!!	—	—	2.5	(2.5)	—	—	II
FAS 112 true-up for RSS in proper quarter (Tax Effect for Discontinued Ops)	!!	—	—	(1.0)	1.0	(0.0)	(0.0)	II
Subtotal Category II		(12.4)	(12.1)	(29.2)	(22.5)	(76.1)	(110.2)
Postretirement benefit true-up	1	—	—	—	—	—	0.7	III
Postretirement benefit true-up	1	—	—	—	—	—	(0.7)	III
Postretirement benefits methodology	2	4.5	—	—	—	4.5	(0.3)	III
Postretirement benefits methodology	2	0.3	—	—	—	0.3	0.3	III
Postemployment benefit plan corrections	4	—	—	—	—	—	(0.6)	III
Postemployment benefit plan corrections	4	—	—	—	—	—	0.6	III
SAP translation	9	(7.0)	(5.9)	0.2	—	(12.7)	—	III
Walgreen’s exclusivity charge	10	—	—	—	—	—	0.1	III
Pension dispute with government	13	—	—	—	—	—	(2.1)	III
Pension dispute with government	13	—	—	—	—	—	2.1	III
Recording of one-time use camera (“OTUC”) bodies inventory	15	(1.7)	(0.6)	(8.7)	—	(11.0)	—	III
Accrual for charitable contributions	17	—	0.2	5.5	—	5.6	0.0	III
Write-off of Lumisys technology	18	0.1	0.1	3.7	—	3.9	(0.2)	III
Accrual of Warner Bros. Rebates	19	0.6	(4.9)	10.6	1.7	8.0	—	III
Pension adjustment Non-BU admin	28	1.7	—	—	—	1.7	0.1	III
Asset retirement obligation	29	—	—	—	—	—	(2.5)	III
Germany FAS 112 adjustment	30	0.6	—	—	—	0.6	(0.0)	III
France restructuring - statutory minimum underaccrual	31	2.0	—	—	—	2.0	(0.0)	III
Restructuring - employee benefit plan impacts	32	(3.5)	—	—	—	(3.5)	0.1	III
Pension adjustment - restructuring	33	(1.6)	—	—	—	(1.6)	(0.0)	III
Germany restructuring - overstated curtailment charge	34	—	—	—	—	—	1.9	III
KGI CTA staging	35	(0.1)	0.9	5.0	—	5.8	0.3	III
KGI CTA staging (Tax Effect for Discontinued Ops)	35	0.0	(0.3)	(1.9)	—	(2.2)	(0.1)	III
Restructuring	!!	(1.4)	1.4	—	—	—	—	III
Restructuring	!!	—	—	—	—	—	0.1	III
Adjust HI E&O reserve for LIFO double counting impact	!!	2.2	(2.2)	—	—	—	—	III
Subtotal Category III		(3.3)	(11.4)	14.4	1.7	1.4	(0.2)

Legend
!	No accompanying discussion related to this adjustment was included in the SEC Comment Letter response due to the level of insignificance of this adjustment.

!!	No accompanying discussion related to this adjustment was included in the SEC Comment Letter response due to fact that this adjustment was for phasing between quarters within the same fiscal year.

Adjustment Categories
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

Color-Coding
Pension and other postretirement benefits, pretax (overhang)
Pension and other postretirement benefits, pretax (2003 non-overhang)
Income (loss) from discontinued operations, pretax
Translation of depreciation expense (overhang)
Translation of depreciation expense (2003 non-overhang)
Exclusivity asset write-off, pretax (overhang)
Exclusivity asset write-off, pretax (2003 non-overhang)
Other adjustments, miscellaneous, pretax (overhang)
Other adjustments, miscellaneous, pretax (2003 non-overhang)
Transactional tax items (overhang)
Transactional tax items (2003 non-overhang)

Eastman Kodak Company
Analysis of Restatement Errors / Impact on Quarterly EPS
Schedule B_2000_EPS

	Q1		Q2

	Net income	Diluted EPS	Net income	Diluted EPS

As originally reported	$289	$0.93	$506	$1.62
Impact of all adjustments	6.1	0.020	7.1	0.022
“As restated”	$295	$0.95	$513	$1.64
Percentage difference	2.11%	2.15%	1.40%	1.36%

	Q3		Q4

	Net income	Diluted EPS	Net income	Diluted EPS

As originally reported	$418	$1.36	$194	$0.66
Impact of all adjustments	(2.0)	(0.006)	(1.4)	(0.005)
“As restated”	$416	$1.35	$193	$0.66
Percentage difference	-0.48%	-0.44%	-0.72%	-0.76%

	Full Year

	Net income	Diluted EPS

As originally reported	$1,407	$4.59
Impact of all adjustments	9.8	0.032
“As restated”	$1,417	$4.62
Percentage difference	0.70%	0.70%

Note: For purposes of this analysis, net income is shown as there were no discontinued operations as originally reported.

Waived Adjustments

Note that the above analysis excludes the Waived Adjustments, which for 2000 consisted solely of capitalized interest and for the full year was less than $1 million, as these amounts are clearly immaterial.

Eastman Kodak Company
Analysis of Restatement Errors / Impact on Quarterly EPS
Schedule B_2001_EPS

	Q1		Q2

	Net income	Diluted EPS	Net income	Diluted EPS

As originally reported	$150	$0.52	$36	$0.12
Impact of all adjustments	0.8	0.002	5.9	0.020
“As restated”	$151	$0.52	$42	$0.14
Percentage difference	0.53%	0.38%	16.39%	16.67%

	Q3		Q4

	Net income	Diluted EPS	Net income	Diluted EPS

As originally reported	$96	$0.33	$(206)	$(0.71)
Impact of all adjustments	3.2	0.010	(10.5)	(0.037)
“As restated”	$99	$0.34	$(217)	$(0.75)
Percentage difference	3.33%	3.03%	5.10%	5.21%

	Full Year

	Net income	Diluted EPS

As originally reported	$76	$0.26
Impact of all adjustments	(0.6)	(0.002)
“As restated”	$75	$0.26
Percentage difference	-0.79%	-0.79%

Note: For purposes of this analysis, net income is shown as there were no discontinued operations as originally reported.

Waived Adjustments

Note that the above analysis excludes the Waived Adjustments.  As referenced in the Company’s response to the eighth bullet of Comment 3, the Waived Adjustments in 2001 consisted solely of capitalized interest.  The full year impact of the Waived Adjustments on net income for 2001 was only $1 million, which is clearly immaterial.

Eastman Kodak Company
Analysis of Restatement Errors / Impact on Quarterly EPS
Schedule B_2002_EPS

	Q1

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$41	$0.14	$(2)	$(0.01)	$39	$0.13
Impact of all adjustments	7.8	0.026	—	—	7.8	0.026
“As restated”	$49	$0.17	$(2)	$(0.01)	$47	$0.16
Percentage difference	19.02%	18.57%	0.00%	0.00%	20.00%	20.00%

	Q2

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$286	$0.98	$(2)	$(0.01)	$284	$0.97
Impact of all adjustments	1.9	0.006	—	—	1.9	0.006
“As restated”	$288	$0.99	$(2)	$(0.01)	$286	$0.98
Percentage difference	0.66%	0.61%	0.00%	0.00%	0.67%	0.62%

	Q3

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$336	$1.16	$(2)	$(0.01)	$334	$1.15
Impact of all adjustments	27.7	0.095	—	—	27.7	0.095
“As restated”	$364	$1.26	$(2)	$(0.01)	$362	$1.25
Percentage difference	8.24%	8.19%	0.00%	0.00%	8.29%	8.26%

	Q4

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$130	$0.45	$(17)	$(0.06)	$113	$0.39
Impact of all adjustments	(8.0)	(0.026)	—	—	(8.0)	(0.026)
“As restated”	$122	$0.42	$(17)	$(0.06)	$105	$0.36
Percentage difference	-6.15%	-5.78%	0.00%	0.00%	-7.08%	-6.67%

	Full Year

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$793	$2.72	$(23)	$(0.08)	$770	$2.64
Impact of all adjustments	29.4	0.101	—	—	29.4	0.101
“As restated”	$822	$2.82	$(23)	$(0.08)	$799	$2.74
Percentage difference	3.71%	3.71%	0.00%	0.00%	3.82%	3.82%

Waived Adjustments

Note that the above analysis excludes the Waived Adjustments.  As referenced in the Company’s response to the eighth bullet of Comment 3, the Waived Adjustments in 2002 consisted solely of capitalized interest.  The full year impact of the Waived Adjustments for 2002 was only $2 million (pretax) within income from continuing operations, which is clearly immaterial.

Eastman Kodak Company
Analysis of Restatement Errors / Impact on Quarterly EPS
Schedule B_2003_EPS

	Q1

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As restated in 2004 10-K
As originally reported	$(12)	$(0.04)	$24	$0.08	$12	$0.04
Impact of restatement adjustments	(5.8)	(0.020)	(0.9)	(0.003)	(6.7)	(0.023)
As restated	$(18)	$(0.06)	$23	$0.08	$5	$0.02
Percentage difference	48.33%	50.59%	-3.75%	-3.93%	-55.83%	-58.44%
Waived Adjustments
As restated	$(18)	$(0.06)	$23	$0.08	$5	$0.02
Impact of waived adjustments	(0.3)	(0.001)	—	—	(0.3)	(0.001)
Adjusted total	$(18)	$(0.06)	$23	$0.08	$5	$0.02
Percentage difference (relative to 2004 10-K)	1.69%	1.74%	0.00%	0.00%	-5.66%	-6.30%

	Q2

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As restated in 2004 10-K
As originally reported	$106	$0.37	$6	$0.02	$112	$0.39
Impact of restatement adjustments	7.8	0.027	(1.6)	(0.006)	6.2	0.022
As restated	$114	$0.40	$4	$0.01	$118	$0.41
Percentage difference	7.36%	7.36%	-26.67%	-27.91%	5.54%	5.55%
Waived Adjustments
As restated	$114	$0.40	$4	$0.01	$118	$0.41
Impact of waived adjustments	1.0	0.003	—	—	1.0	0.003
Adjusted total	$115	$0.40	$4	$0.01	$119	$0.42
Percentage difference (relative to 2004 10-K)	0.88%	0.88%	0.00%	0.00%	0.85%	0.85%

	Q3

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As restated in 2004 10-K
As originally reported	$115	$0.40	$7	$0.02	$122	$0.42
Impact of restatement adjustments	24.0	0.084	0.4	0.001	24.4	0.085
As restated	$139	$0.48	$7	$0.02	$146	$0.51
Percentage difference	20.87%	20.94%	5.71%	6.98%	20.00%	20.27%
Waived Adjustments
As restated	$139	$0.48	$7	$0.02	$146	$0.51
Impact of waived adjustments	6.3	0.022	—	—	6.3	0.022
Adjusted total	$145	$0.51	$7	$0.02	$153	$0.53
Percentage difference (relative to 2004 10-K)	4.53%	4.54%	0.00%	0.00%	4.30%	4.35%

	Q4

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As restated in 2004 10-K
As originally reported	$(10)	$(0.03)	$29	$0.10	$19	$0.07
Impact of restatement adjustments	(35.6)	(0.122)	0.7	0.002	(34.9)	(0.120)
As restated	$(46)	$(0.15)	$30	$0.10	$(16)	$(0.05)
Percentage difference	356.00%	408.07%	2.41%	2.41%	-183.68%	-171.45%
Waived Adjustments
As restated	$(46)	$(0.15)	$30	$0.10	$(16)	$(0.05)
Impact of waived adjustments	(8.1)	(0.028)	—	—	(8.1)	(0.028)
Adjusted total	$(54)	$(0.18)	$30	$0.10	$(24)	$(0.08)
Percentage difference (relative to 2004 10-K)	17.76%	18.27%	0.00%	0.00%	50.94%	55.69%

	Full Year

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As restated in 2004 10-K
As originally reported	$199	$0.69	$66	$0.23	$265	$0.92
Impact of restatement adjustments	(9.6)	(0.033)	(1.4)	(0.005)	(11.0)	(0.038)
As restated	$189	$0.66	$65	$0.23	$254	$0.88
Percentage difference	-4.82%	-4.78%	-2.12%	-2.09%	-4.15%	-4.11%
Waived Adjustments
As restated	$189	$0.66	$65	$0.23	$254	$0.88
Impact of waived adjustments	(1.1)	(0.004)	—	—	(1.1)	(0.004)
Adjusted total	$188	$0.65	$65	$0.23	$253	$0.88
Percentage difference (relative to 2004 10-K)	-0.58%	-0.58%	0.00%	0.00%	-0.43%	-0.43%

Eastman Kodak Company
Analysis of Restatement Errors / Impact on Quarterly EPS
Schedule B_2004_EPS

	Q1

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$16	$0.06	$12	$0.04	$28	$0.10
Impact of restatement and year-end adjustments	(8.0)	(0.028)	1.1	0.004	(6.9)	(0.024)
“As restated”	$8	$0.03	$13	$0.04	$21	$0.08
Percentage difference	-50.00%	-46.46%	9.17%	9.58%	-24.64%	-24.04%

	Q2

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$143	0.48	$11	$0.03	$154	$0.51
Impact of restatement and year-end adjustments	(24.2)	(0.084)	6.3	0.022	(17.9)	(0.062)
“As restated”	$119	$0.40	$17	$0.05	$136	$0.45
Percentage difference	-16.92%	-17.59%	57.27%	73.27%	-11.62%	-12.25%

	Q3

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$45	$0.16	$434	$1.51	$479	$1.67
Impact of restatement and year-end adjustments	(32.7)	(0.114)	12.1	0.042	(20.6)	(0.072)
“As restated”	$12	$0.05	$446	$1.55	$458	$1.60
Percentage difference	-72.67%	-71.29%	2.79%	2.79%	-4.30%	-4.30%

	Q4 **

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$(17)	$(0.06)	$5	$0.02	$(12)	$(0.04)
Impact of restatement and year-end adjustments	(41.7)	(0.145)	(5.7)	(0.020)	(47.4)	(0.165)
“As restated”	$(59)	$(0.21)	$(1)	$0.00	$(59)	$(0.21)
Percentage difference	245.29%	242.41%	-114.00%	-99.41%	395.00%	413.32%

	Full Year **

	Income from Continuing Operations	Diluted EPS	Discontinued Operations	Diluted EPS	Net Income	Diluted EPS

As originally reported	$187	$0.65	$462	$1.51	$649	$2.16
Impact of restatement and year-end adjustments	(106.6)	(0.349)	13.8	0.045	(92.8)	(0.304)
“As restated”	$80	$0.30	$476	$1.56	$556	$1.86
Percentage difference	-57.01%	-53.72%	2.99%	2.99%	-14.30%	-14.07%

**	NOTE: The “as originally reported” amounts shown for Q4 and Full Year are reflective of the Company’s preliminary earnings release included in its Form 8-K filed January 26, 2005.

Waived Adjustments

Note that the above analysis excludes the Waived Adjustments.  As referenced in the Company’s response to the eighth bullet of Comment 3, the Waived Adjustments in 2004 consisted solely of capitalized interest.  The full year impact of the Waived Adjustments for 2004 was only $2 million (pretax) within income from continuing operations, which is clearly immaterial.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2000
Fiscal period 2000

			Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	(10)	—	—	—	(10)
6	Healthcare, dental and life insurance benefit payments	II	8	2	2	(4)	8
17	Accrual for charitable contributions	III	—	1	—	—	1
3	France seniority dates	II	1	—	—	—	1
5	KRIP and Qualex census/payment data corrections	II	2	—	—	(1)	1
22	Far East accrual reversal	II	—	(2)	—	1	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	(10)	(3)	(2)	6	(9)

	Subtotal - uncorrected errors and out of period items		(9)	(2)	—	2	(9)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	—

	Subtotal - subsequently discovered errors		—	—	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Deferred income tax charges	Other long term assets	Accounts payable and other current liabilities	Postemployment liabilities	Deferred income taxes	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	10	—	—	—	—	—	(10)
6	Healthcare, dental and life insurance benefit payments	II	—	4	—	—	(12)	—	8
17	Accrual for charitable contributions	III	—	—	—	(1)	—	—	1
3	France seniority dates	II	—	—	—	—	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	(2)	—	—	1	1
22	Far East accrual reversal	II	—	—	—	1	—	—	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(6)	—	—	15	—	(9)

	Subtotal - uncorrected errors and out of period items		10	(2)	(2)	—	2	1	(9)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	—	—	—

	Subtotal - subsequently discovered errors		—	—	—	—	—	—	—

			Gross impact materiality (4)

Adjustment Reference		Adjustment Category	% of Net Income	% of COGS	% of SG&A	% of R&D	% of Tax Provision

Errors included in 2003 Restatement
9	SAP translation	III	-0.7%	-0.1%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	0.6%	0.1%	0.1%	0.3%	-0.6%
17	Accrual for charitable contributions	III	0.1%	0.0%	0.0%	0.0%	0.0%
3	France seniority dates	II	0.1%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	0.1%	0.0%	0.0%	0.0%	-0.1%
22	Far East accrual reversal	II	-0.1%	0.0%	-0.1%	0.0%	0.1%
Items corrected prior to 01/01/03
	Global Valuation Project	IV	-0.6%	-0.1%	-0.1%	-0.3%	0.8%
	Subtotal - uncorrected errors and out of period items
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - subsequently discovered errors

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 65% to COGS, 17% to SG&A and 18% to R&D, consistent with the allocation percentages in effect for 2000.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2000, which include (1) adjustments that were originally included in 2000 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2000 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impact for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/00.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/00, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

(4)

Note that the amounts necessary to correct the statement of operations for this item in the period do not necessarily correspond to the amount required to correct the cumulative error affecting the balance sheet, due to the fact that this analysis excludes the cumulative 01/01/00 beginning balance impact of the error from prior periods. Refer to Schedule C-1_2000 for analysis and materiality assessment of the cumulative errors on the balance sheet.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2001
Fiscal period 2001

			Debit / (Credit) to record adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	—	(10)	—	—	—	—	(10)
10	Walgreen’s exclusivity charge	III	27	—	—	—	—	(10)	17
12	Spousal travel issue	II	—	—	1	—	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	11	3	2	—	(6)	10
17	Accrual for charitable contributions	III	—	—	(1)	—	—	—	(1)
18	Write-off of Lumisys technology	III	—	5	—	—	—	(2)	3
3	France seniority dates	II	—	1	—	—	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—	—	(1)	1
22	Far East accrual reversal	II	—	—	(2)	—	—	1	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(22)	(6)	(4)	—	12	(20)

	Subtotal - uncorrected errors and out of period items		27	(13)	(5)	(2)	—	(6)	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	1	—	1

	Subtotal - subsequently discovered errors		—	—	—	—	1	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Other long-term assets	Accounts payable and other current liabilities	Accrued income taxes	Postemployment liabilities	Other long-term liabilities	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	10	—	—	—	—	—	(10)
10	Walgreen’s exclusivity charge	III	—	(27)	—	10	—	—	17
12	Spousal travel issue	II	—	—	(1)	—	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	6	—	—	(16)	—	10
17	Accrual for charitable contributions	III	—	—	1	—	—	—	(1)
18	Write-off of Lumisys technology	III	—	(5)	—	2	—	—	3
3	France seniority dates	II	—	—	—	—	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	(2)	—	—	—	1	1
22	Far East accrual reversal	II	—	—	2	(1)	—	—	(1)
Items corrected prior to 01/01/03
	Global Valuation Project	IV	—	(12)	—	—	32	—	(20)

	Subtotal - uncorrected errors and out of period items		10	(40)	2	11	15	1	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(1)	—	—	—	—	—	1

	Subtotal - subsequently discovered errors		(1)	—	—	—	—	—	1

			Gross impact materiality (4)

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of Tax Provision

Errors included in 2003 Restatement
9	SAP translation	III	-13.2%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%
10	Walgreen’s exclusivity charge	III	22.4%	0.2%	0.0%	0.0%	0.0%	0.0%	-31.3%
12	Spousal travel issue	II	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	13.2%	0.0%	0.1%	0.1%	0.3%	0.0%	-18.8%
17	Accrual for charitable contributions	III	-1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	3.9%	0.0%	0.1%	0.0%	0.0%	0.0%	-6.3%
3	France seniority dates	II	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	-3.1%
22	Far East accrual reversal	II	-1.3%	0.0%	0.0%	-0.1%	0.0%	0.0%	3.1%
Items corrected prior to 01/01/03
	Global Valuation Project	IV	-26.3%	0.0%	-0.3%	-0.2%	-0.5%	0.0%	37.5%
	Subtotal - uncorrected errors and out of period items
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	1.3%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%
	Subtotal - subsequently discovered errors

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 69.5% to COGS, 17.5% to SG&A and 13.0% to R&D, consistent with the allocation percentages in effect for 2001.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2001, which include (1) adjustments that were originally included in 2001 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2001 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impact for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/01.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/01, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

(4)

Note that the amounts necessary to correct the statement of operations for this item in the period do not necessarily correspond to the amount required to correct the cumulative error affecting the balance sheet, due to the fact that this analysis excludes the cumulative 01/01/01 beginning balance impact of the error from prior periods. Refer to Schedule C-1_2001 for analysis and materiality assessment of the cumulative errors on the balance sheet.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which, therefore, remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2002
Fiscal period 2002

			Debit / (Credit to record adjustment entry)

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
9	SAP translation	III	—	(8)	—	—	—	—	(8)
13	Pension dispute with government	III	—	—	2	—	—	—	2
10	Walgreen’s exclusivity charge	III	(5)	—	—	—	—	2	(3)
12	Spousal travel issue	II	—	—	2	—	—	(1)	1
6	Healthcare, dental and life insurance benefit payments	II	—	14	4	4	—	(8)	14
14	Real estate fee	II	—	—	7	—	—	(3)	4
17	Accrual for charitable contributions	III	—	—	3	—	—	(1)	2
18	Write-off of Lumisys technology	III	—	(1)	—	—	—	—	(1)
19	Accrual of Warner Bros. Rebate	III	2	—	—	—	—	(1)	1
3	France seniority dates	II	—	1	—	—	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—	—	(1)	1
11	Partnership (NexPress) and Imation goodwill	II	—	(2)	—	—	—	—	(2)
23	Denmark valuation allowance	II	—	—	—	—	—	1	1
26	Australia deferred tax adjustment	II	—	—	—	—	—	(3)	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	3	3
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	(15)	(15)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	(31)	—	—	—	12	(19)
	Worldwide pension	IV	—	(5)	(1)	(1)	—	3	(4)
	Sales returns	IV	(2)	—	—	—	—	1	(1)
	Picturevision	IV	—	—	7	—	—	(3)	4
	Disney contract	IV	—	—	8	—	—	(3)	5
	Switzerland pension	IV	—	11	3	3	—	(5)	12
	Netherlands pension	IV	—	1	1	—	—	(1)	1
	Burrell	IV	—	—	(15)	—	—	6	(9)
	Qualex	IV	—	7	—	—	—	(3)	4
	Global Valuation Project	IV	—	(22)	(6)	(6)	—	13	(21)

	Subtotal - uncorrected errors and out of period items		(5)	(33)	15	—	—	(7)	(30)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	2	(1)	1

	Subtotal - subsequently discovered errors		—	—	—	—	2	(1)	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill	Other long- term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Retained earnings

Errors included in 2003 Restatement
9	SAP translation	III	8	—	—	—	—	—	—	—	(8)
13	Pension dispute with government	III	—	—	—	—	—	—	(2)	—	2
10	Walgreen’s exclusivity charge	III	—	—	—	5	—	(2)	—	—	(3)
12	Spousal travel issue	II	—	—	—	—	(2)	1	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	8	—	—	(22)	—	14
14	Real estate fee	II	—	—	—	—	(7)	3	—	—	4
17	Accrual for charitable contributions	III	—	—	—	—	(3)	1	—	—	2
18	Write-off of Lumisys technology	III	—	—	—	1	—	—	—	—	(1)
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	(2)	1	—	—	1

3	France seniority dates	II	—	—	—	—	—	—	(1)	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	—	(2)	—	—	—	1	1
11	Partnership (NexPress) and Imation goodwill	II	—	—	2	—	—	—	—	—	(2)
23	Denmark valuation allowance	II	—	(1)	—	—	—	—	—	—	1
26	Australia deferred tax adjustment	II	—	—	—	3	—	—	—	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	(3)	—	—	—	—	3
25	Record release of valuation allowance in proper period	II	—	—	—	15	—	—	—	—	(15)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	31	—	(12)	—	(19)
	Worldwide pension	IV	—	(3)	—	—	—	—	7	—	(4)
	Sales returns	IV	—	—	—	—	2	(1)	—	—	(1)
	Picturevision	IV	—	—	—	(7)	—	3	—	—	4
	Disney contract	IV	—	3	—	—	(8)	—	—	—	5
	Switzerland pension	IV	—	5	—	—	—	—	(17)	—	12
	Netherlands pension	IV	—	1	—	—	—	—	(2)	—	1
	Burrell	IV	—	(6)	—	15	—	—	—	—	(9)
	Qualex	IV	—	—	—	(7)	—	3	—	—	4
	Global Valuation Project	IV	—	(13)	—	—	—	—	34	—	(21)

	Subtotal - uncorrected errors and out of period items		8	(14)	2	28	11	9	(15)	1	(30)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(2)	1	—	—	—	—	—	—	1

	Subtotal - subsequently discovered errors		(2)	1	—	—	—	—	—	—	1

			Gross impact materiality (4)

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of Tax Provision

Errors included in 2003 Restatement
9	SAP translation	III	-1.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%
13	Pension dispute with government	III	0.3%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%
10	Walgreen’s exclusivity charge	III	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	1.3%
12	Spousal travel issue	II	0.1%	0.0%	0.0%	0.1%	0.0%	0.0%	-0.7%
6	Healthcare, dental and life insurance benefit payments	II	1.8%	0.0%	0.2%	0.2%	0.5%	0.0%	-5.2%
14	Real estate fee	II	0.5%	0.0%	0.0%	0.3%	0.0%	0.0%	-2.0%
17	Accrual for charitable contributions	III	0.3%	0.0%	0.0%	0.1%	0.0%	0.0%	-0.7%
18	Write-off of Lumisys technology	III	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.7%
3	France seniority dates	II	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.7%
11	Partnership (NexPress) and Imation goodwill	II	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.7%
26	Australia deferred tax adjustment	II	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-2.0%
27	Deferred Tax Spain Valuation Adjustment	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	2.0%
25	Record release of valuation allowance in proper period	II	-1.9%	0.0%	0.0%	0.0%	0.0%	0.0%	-9.8%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	-2.5%	0.0%	-0.4%	0.0%	0.0%	0.0%	7.8%
	Worldwide pension	IV	-0.5%	0.0%	-0.1%	0.0%	-0.1%	0.0%	2.0%
	Sales returns	IV	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.7%
	Picturevision	IV	0.5%	0.0%	0.0%	0.3%	0.0%	0.0%	-2.0%
	Disney contract	IV	0.6%	0.0%	0.0%	0.3%	0.0%	0.0%	-2.0%
	Switzerland pension	IV	1.6%	0.0%	0.1%	0.1%	0.4%	0.0%	-3.3%
	Netherlands pension	IV	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.7%
	Burrell	IV	-1.2%	0.0%	0.0%	-0.6%	0.0%	0.0%	3.9%
	Qualex	IV	0.5%	0.0%	0.1%	0.0%	0.0%	0.0%	-2.0%
	Global Valuation Project	IV	-2.7%	0.0%	-0.3%	-0.2%	-0.8%	0.0%	8.5%
	Subtotal - uncorrected errors and out of period items
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.1%	0.0%	0.0%	0.0%	0.0%	2.0%	-0.7%
	Subtotal - subsequently discovered errors

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 65% to COGS, 18% to SG&A and 17% to R&D, consistent with the allocation percentages in effect for 2002.

(2)

The above schedule takes into account all known out of period adjustments impacting/relating to 2002, which include (1) adjustments that were originally included in 2002 as originally reported but that pertain to a prior period and (2) adjustments that belong in 2002 that were ultimately corrected in a subsequent period or included in the Restatement Overhang as of 01/01/03.

(3)

In order to present the full journal entry debit/(credit) impact of adjustments, the above schedule reflects balance sheet impacts for all adjustments, including those out of period items which corrected the balance sheet as of 12/31/02.  Additionally, the above adjustments reflect any adjustments for those out of period items that remained uncorrected as of 12/31/02, which were ultimately corrected in a subsequent period or corrected through their inclusion in the net Restatement Overhang amount of approximately $(1)M as of 01/01/03.

(4)

Note that the amounts necessary to correct the statement of operations for this item in the period do not necessarily correspond to the amount required to correct the cumulative error affecting the balance sheet, due to the fact that this analysis excludes the cumulative 01/01/02 beginning balance impact of the error from prior periods. Refer to Schedule C-1_2002 for analysis and materiality assessment of the cumulative errors relative to the balance sheet.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to the filing of the 2004 10-K and which, therefore, remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2003
Fiscal 2003 period

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	(9)	(3)	(2)	—	(14)	5	—	(9)
2	Postretirement benefits methodology	III	—	3	1	1	—	5	(2)	—	3
3	France seniority dates	II	—	5	1	1	—	7	(3)	—	4
4	Postemployment benefit plan corrections	III	—	9	2	2	—	13	(5)	—	8
5	KRIP and Qualex census/payment data corrections	II	—	9	2	2	—	13	(5)	—	8
6	Healthcare, dental and life insurance benefit payments	II	—	7	2	1	—	10	(4)	—	6
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	1	—	—	—	1	—	—	1

	Subtotal - Pension and other postretirement benefits		—	25	5	5	—	35	(14)	—	21

	Translation of depreciation expense
9	SAP translation	III	—	(27)	—	—	—	(27)	—	—	(27)

	Subtotal - Translation of depreciation expense		—	(27)	—	—	—	(27)	—	—	(27)

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	21	—	—	—	—	21	(8)	—	13

	Subtotal - Exclusivity asset write-off		21	—	—	—	—	21	(8)	—	13

	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	—	(3)	—	—	—	(3)	—	—	(3)
12	Spousal travel issue	II	—	—	2	—	—	2	(1)	—	1
13	Pension dispute with government	III	—	—	2	—	—	2	(1)	—	1
14	Real estate fee	II	—	—	7	—	—	7	(3)	—	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(5)	—	—	—	(5)	2	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	3	—	—	—	3	(1)	—	2
17	Accrual for charitable contributions	III	—	—	4	—	—	4	(2)	—	2
18	Write-off of Lumisys technology	III	—	4	—	—	—	4	(2)	—	2
19	Accrual of Warner Bros. Rebate	III	2	—	—	—	—	2	(1)	—	1
20	New York sales & use tax accrual reversal	II	—	—	(2)	—	—	(2)	1	—	(1)
21	Qualex sales & use tax accrual reversal	II	—	—	(2)	—	—	(2)	1	—	(1)
22	Far East accrual reversal	II	—	—	(4)	—	—	(4)	3	—	(1)
	Cumulative rounding adjustments		—	—	—	—	—	—	1	—	1

	Subtotal - Other miscellaneous adjustments		2	(1)	7	—	—	8	(3)	—	5

	Tax Transactional Items
23	Denmark valuation allowance	II	—	—	—	—	—	—	4	—	4
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(15)	—	(15)
26	Australia deferred tax adjustment	II	—	—	—	—	—	—	(3)	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	—	3	—	3

	Subtotal - tax		—	—	—	—	—	—	(11)	—	(11)

	SUBTOTAL FOR ALL OVERHANG AMOUNTS		23	(3)	12	5	—	37	(36)	—	1

	Reclassification for Restatement - 10-K presentation		(23)	3	(11)	(5)	—	(36)	36	—	—

Subtotal Overhang			—	—	1	—	—	1	—	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long- term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long- term liabilities	Accumulated OCI	Retained earnings

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	—	(5)	—	—	—	—	14	—	—	(9)
2	Postretirement benefits methodology	III	—	—	—	—	2	—	—	(5)	—	—	3
3	France seniority dates	II	—	—	—	—	3	—	—	(7)	—	—	4
4	Postemployment benefit plan corrections	III	—	—	—	—	5	—	—	(13)	—	—	8
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(8)	—	—	—	—	—	8
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	4	—	—	(10)	—	—	6
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—	—	—	(1)	—	—	1

	Subtotal - Pension and other postretirement benefits		—	—	(5)	—	6	—	—	(22)	—	—	21

	Translation of depreciation expense
9	SAP translation	III	—	—	—	—	—	—	—	—	—	27	(27)

	Subtotal - Translation of depreciation expense		—	—	—	—	—	—	—	—	—	27	(27)

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	—	—	—	—	(21)	—	8	—	—	—	13

	Subtotal - Exclusivity asset write-off		—	—	—	—	(21)	—	8	—	—	—	13

	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	3	—	—	—	—	—	—	(3)
12	Spousal travel issue	II	—	—	—	—	—	(2)	1	—	—	—	1
13	Pension dispute with government	III	—	—	—	—	—	(2)	1	—	—	—	1
14	Real estate fee	II	—	—	—	—	—	(7)	3	—	—	—	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	5	—	—	—	—	—	(2)	—	—	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	(3)	—	—	—	—	—	1	—	—	—	2
17	Accrual for charitable contributions	III	—	—	2	—	—	(4)	—	—	—	—	2
18	Write-off of Lumisys technology	III	—	—	—	—	(4)	—	—	—	2	—	2
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	(2)	1	—	—	—	1
20	New York sales & use tax accrual reversal	II	—	—	(1)	—	—	2	—	—	—	—	(1)
21	Qualex sales & use tax accrual reversal	II	—	—	(1)	—	—	2	—	—	—	—	(1)
22	Far East accrual reversal	II	—	—	—	—	—	—	1	—	—	—	(1)
	Cumulative rounding adjustments		—	—	—	—	—	(1)	—	—	—	—	1

	Subtotal - Other miscellaneous adjustments		2	—	—	3	(4)	(14)	6	—	2	—	5

	Tax Transactional Items
23	Denmark valuation allowance	II	—	—	(4)	—	—	—	—	—	—	—	4
25	Record release of valuation allowance in proper period	II	—	—	—	—	15	—	—	—	—	—	(15)
26	Australia deferred tax adjustment	II	—	—	—	—	3	—	—	—	—	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	(3)	—	—	—	—	—	3

	Subtotal - tax		—	—	(4)	—	15	—	—	—	—	—	(11)

	SUBTOTAL FOR ALL OVERHANG AMOUNTS		2	—	(9)	3	(4)	(14)	14	(22)	2	27	1

	Reclassification for Restatement - 10-K presentation

Subtotal Overhang			2	—	(9)	3	(4)	(14)	14	(22)	2	27	1

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of Tax Provision	% of Disc Ops	% of Inventory	% of PP&E

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	-3.4%	0.0%	-0.1%	-0.1%	-0.3%	0.0%	5.6%	0.0%	0.0%	0.0%
2	Postretirement benefits methodology	III	1.1%	0.0%	0.0%	0.0%	0.1%	0.0%	-2.2%	0.0%	0.0%	0.0%
3	France seniority dates	II	1.5%	0.0%	0.1%	0.0%	0.1%	0.0%	-3.3%	0.0%	0.0%	0.0%
4	Postemployment benefit plan corrections	III	3.0%	0.0%	0.1%	0.1%	0.3%	0.0%	-5.6%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	3.0%	0.0%	0.1%	0.1%	0.3%	0.0%	-5.6%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	2.3%	0.0%	0.1%	0.1%	0.1%	0.0%	-4.4%	0.0%	0.0%	0.0%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Pension and other postretirement benefits
	Translation of depreciation expense
9	SAP translation	III	-10.2%	0.0%	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Translation of depreciation expense
	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	4.9%	0.2%	0.0%	0.0%	0.0%	0.0%	-8.9%	0.0%	0.0%	0.0%
	Subtotal - Exclusivity asset write-off
	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	-1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
12	Spousal travel issue	II	0.4%	0.0%	0.0%	0.1%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
13	Pension dispute with government	III	0.4%	0.0%	0.0%	0.1%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
14	Real estate fee	II	1.5%	0.0%	0.0%	0.3%	0.0%	0.0%	-3.3%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	-1.1%	0.0%	-0.1%	0.0%	0.0%	0.0%	2.2%	0.0%	0.5%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	-0.3%	0.0%
17	Accrual for charitable contributions	III	0.8%	0.0%	0.0%	0.2%	0.0%	0.0%	-2.2%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-2.2%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
20	New York sales & use tax accrual reversal	II	-0.4%	0.0%	0.0%	-0.1%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	-0.4%	0.0%	0.0%	-0.1%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%
22	Far East accrual reversal	II	-0.4%	0.0%	0.0%	-0.2%	0.0%	0.0%	3.3%	0.0%	0.0%	0.0%
	Cumulative rounding adjustments		0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%
	Subtotal - Other miscellaneous adjustments
	Tax Transactional Items
23	Denmark valuation allowance	II	1.5%	0.0%	0.0%	0.0%	0.0%	0.0%	4.4%	0.0%	0.0%	0.0%
25	Record release of valuation allowance in proper period	II	-5.7%	0.0%	0.0%	0.0%	0.0%	0.0%	-16.7%	0.0%	0.0%	0.0%
26	Australia deferred tax adjustment	II	-1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-3.3%	0.0%	0.0%	0.0%
27	Deferred Tax Spain Valuation Adjustment	II	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	3.3%	0.0%	0.0%	0.0%
	Subtotal - tax
	SUBTOTAL FOR ALL OVERHANG AMOUNTS
	Reclassification for Restatement - 10-K presentation
Subtotal Overhang			0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Def’d Taxes (current)	% of Goodwill	% of Other long- term assets	% of A/P and Other current liabilities	% of Accrued income taxes	% of Post- employment liabilities	% of other long-term liabilities	OCI impact as % of total equity	RE impact as % of total equity

Errors included in 2003 Restatement
Overhang (relating to periods prior to 2003):
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	-0.8%	0.0%	0.0%	0.0%	0.0%	0.4%	0.0%	0.0%	-0.3%
2	Postretirement benefits methodology	III	0.0%	0.0%	0.1%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.1%
3	France seniority dates	II	0.0%	0.0%	0.1%	0.0%	0.0%	-0.2%	0.0%	0.0%	0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	0.2%	0.0%	0.0%	-0.4%	0.0%	0.0%	0.2%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.1%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.2%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Pension and other postretirement benefits
	Translation of depreciation expense
9	SAP translation	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	-0.8%
	Subtotal - Translation of depreciation expense
	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	0.0%	0.0%	-0.7%	0.0%	1.2%	0.0%	0.0%	0.0%	0.4%
	Subtotal - Exclusivity asset write-off
	Other miscellaneous overhang adjustments
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%
12	Spousal travel issue	II	0.0%	0.0%	0.0%	-0.1%	0.2%	0.0%	0.0%	0.0%	0.0%
13	Pension dispute with government	III	0.0%	0.0%	0.0%	-0.1%	0.2%	0.0%	0.0%	0.0%	0.0%
14	Real estate fee	II	0.0%	0.0%	0.0%	-0.2%	0.5%	0.0%	0.0%	0.0%	0.1%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.0%	-0.1%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.1%
17	Accrual for charitable contributions	III	0.3%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.1%
18	Write-off of Lumisys technology	III	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.3%	0.0%	0.1%
19	Accrual of Warner Bros. Rebate	III	0.0%	0.0%	0.0%	-0.1%	0.2%	0.0%	0.0%	0.0%	0.0%
20	New York sales & use tax accrual reversal	II	-0.2%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	-0.2%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
22	Far East accrual reversal	II	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%
	Cumulative rounding adjustments		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Other miscellaneous adjustments
	Tax Transactional Items
23	Denmark valuation allowance	II	-0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
25	Record release of valuation allowance in proper period	II	0.0%	0.0%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.5%
26	Australia deferred tax adjustment	II	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%
27	Deferred Tax Spain Valuation Adjustment	II	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
	Subtotal - tax
	SUBTOTAL FOR ALL OVERHANG AMOUNTS
	Reclassification for Restatement - 10-K presentation
Subtotal Overhang			-1.5%	0.2%	-0.1%	-0.4%	2.1%	-0.7%	0.3%	0.8%	0.0%

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2003
Fiscal period 2003

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	9	2	2	—	13	(5)	—	8
3	France seniority dates	II	—	1	—	—	—	1	—	—	1
4	Postemployment benefit plan corrections	III	—	(8)	(2)	(2)	—	(12)	5	—	(7)
5	KRIP and Qualex census/payment data corrections	II	—	2	—	—	—	2	(1)	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	3	1	1	—	5	(2)	—	3

	Subtotal - Pension and other postretirement benefits		—	7	1	1	—	9	(3)	—	6

	Translation of depreciation expense
9	SAP translation	III	—	15	—	—	—	15	—	—	15

	Subtotal - Translation of depreciation expense		—	15	—	—	—	15	—	—	15

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	(21)	—	—	—	—	(21)	8	—	(13)

	Subtotal - Exclusivity asset write-off		(21)	—	—	—	—	(21)	8	—	(13)

	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	—	(2)	—	—	—	(2)	—	—	(2)
14	Real estate fee	II	—	—	(1)	—	—	(1)	—	—	(1)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(6)	—	—	—	(6)	2	—	(4)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	3	—	—	—	3	(1)	—	2
17	Accrual for charitable contributions	III	—	—	1	—	—	1	—	—	1
19	Accrual of Warner Bros. Rebate	III	5	—	—	—	—	5	(2)	—	3
28	Pension adjustment Non-BU admin	III	—	—	1	—	—	1	—	—	1
29	Asset retirement obligation	III	—	3	—	—	—	3	(1)	—	2
30	Germany FAS 112 adjustment	III	—	—	1	—	—	1	—	—	1
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	2	2	—	—	2
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	(4)	(4)	1	—	(3)
33	Pension adjustment - restructuring	III	—	—	—	—	(1)	(1)	—	—	(1)
34	Germany restructuring - overstated curtailment charge	III	—	—	—	—	(2)	(2)	—	—	(2)
35	KGI CTA staging	III	—	—	—	—	—	—	—	4	4
13	Pension dispute with government	III	—	—	—	—	—	—	—	(2)	(2)
1	Postretirement benefit true-up	III	—	—	—	—	—	—	—	1	1
4	Postemployment benefit plan corrections	III	—	—	—	—	—	—	—	(1)	(1)
	Cumulative rounding adjustments		—	—	1	—	—	1	—	—	1

	Subtotal - Other adjustments		5	(2)	3	—	(5)	1	(1)	2	2

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long- term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long- term liabilities	Accumulated OCI	Retained earnings

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	—	—	5	—	—	—	—	(13)	—	—	8
3	France seniority dates	II	—	—	—	—	—	—	—	(1)	—	—	1
4	Postemployment benefit plan corrections	III	—	—	—	—	(5)	—	—	12	—	—	(7)
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(1)	—	—	—	—	—	1
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	2	—	—	(5)	—	—	3

	Subtotal - Pension and other postretirement benefits		—	—	5	—	(4)	—	—	(7)	—	—	6

	Translation of depreciation expense
9	SAP translation	III	—	—	—	—	—	—	—	—	—	(15)	15

	Subtotal - Translation of depreciation expense		—	—	—	—	—	—	—	—	—	(15)	15

	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	—	—	—	—	21	—	(8)	—	—	—	(13)

	Subtotal - Exclusivity asset write-off		—	—	—	—	21	—	(8)	—	—	—	(13)

	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	2	—	—	—	—	—	—	(2)
14	Real estate fee	II	—	—	—	—	—	2	—	—	—	—	(1	)(a)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	6	—	—	—	—	—	(2)	—	—	—	(4)
16	Recording of OTUC bodies LIFO inventory adjustment	II	(3)	—	—	—	—	—	1	—	—	—	2
17	Accrual for charitable contributions	III	—	—	—	—	—	(1)	—	—	—	—	1
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	(5)	2	—	—	—	3
28	Pension adjustment Non-BU admin	III	—	—	—	—	—	—	—	—	(1)	—	1
29	Asset retirement obligation	III	—	—	—	—	—	—	1	—	(3)	—	2
30	Germany FAS 112 adjustment	III	—	—	—	—	—	—	—	—	(1)	—	1
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	—	(2)	—	—	—	—	2
32	Restructuring - employee benefit plan impacts	III	—	—	(1)	—	—	4	—	—	—	—	(3)
33	Pension adjustment - restructuring	III	—	—	—	—	—	—	—	—	1	—	(1)
34	Germany restructuring - overstated curtailment charge	III	—	—	—	—	2	—	—	—	—	—	(2)
35	KGI CTA staging	III	—	—	—	—	—	—	2	—	—	(6)	4
13	Pension dispute with government	III	—	—	—	—	—	2	—	—	—	—	(2)
1	Postretirement benefit true-up	III	—	—	—	—	—	—	—	(1)	—	—	1
4	Postemployment benefit plan corrections	III	—	—	—	—	—	—	—	1	—	—	(1)
	Cumulative rounding adjustments		—	—	1	(1)	1	(2)	—	(1)	—	1	1

	Subtotal - Other adjustments		3	—	—	1	3	(2)	4	(1)	(4)	(5)	2	(a)

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of Tax Provision	% of Disc Ops	% of Inventory	% of PP&E

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	3.0%	0.0%	0.1%	0.1%	0.3%	0.0%	-5.6%	0.0%	0.0%	0.0%
3	France seniority dates	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
4	Postemployment benefit plan corrections	III	-2.6%	0.0%	-0.1%	-0.1%	-0.3%	0.0%	5.6%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	1.1%	0.0%	0.0%	0.0%	0.1%	0.0%	-2.2%	0.0%	0.0%	0.0%
	Subtotal - Pension and other postretirement benefits
	Translation of depreciation expense
9	SAP translation	III	5.7%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Translation of depreciation expense
	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	-4.9%	-0.2%	0.0%	0.0%	0.0%	0.0%	8.9%	0.0%	0.0%	0.0%
	Subtotal - Exclusivity asset write-off
	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	-0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Real estate fee	II	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	-1.5%	0.0%	-0.1%	0.0%	0.0%	0.0%	2.2%	0.0%	0.6%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	-0.3%	0.0%
17	Accrual for charitable contributions	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-2.2%	0.0%	0.0%	0.0%
28	Pension adjustment Non-BU admin	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Asset retirement obligation	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
30	Germany FAS 112 adjustment	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
31	France restructuring - statutory minimum underaccrual	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%
32	Restructuring - employee benefit plan impacts	III	-1.1%	0.0%	0.0%	0.0%	0.0%	-0.8%	1.1%	0.0%	0.0%	0.0%
33	Pension adjustment - restructuring	III	-0.4%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%	0.0%	0.0%
34	Germany restructuring - overstated curtailment charge	III	-0.8%	0.0%	0.0%	0.0%	0.0%	-0.4%	0.0%	0.0%	0.0%	0.0%
35	KGI CTA staging	III	1.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	6.1%	0.0%	0.0%
13	Pension dispute with government	III	-0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-3.0%	0.0%	0.0%
1	Postretirement benefit true-up	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.5%	0.0%	0.0%
4	Postemployment benefit plan corrections	III	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.5%	0.0%	0.0%
	Cumulative rounding adjustments		0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Other adjustments

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Def’d Taxes (current)	% of Goodwill	% of Other long- term assets	% of A/P and Other current liabilities	% of Accrued income taxes	% of Post- employment liabilities	% of other long-term liabilities	OCI impact as % of total equity	RE impact as % of total equity

Relating to fiscal period 2003:
	Pension and other postretirement benefits
1	Postretirement benefit true-up	III	0.8%	0.0%	0.0%	0.0%	0.0%	-0.4%	0.0%	0.0%	0.2%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	-0.2%	0.0%	0.0%	0.4%	0.0%	0.0%	-0.2%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.1%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.1%
	Subtotal - Pension and other postretirement benefits
	Translation of depreciation expense
9	SAP translation	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.5%	0.5%
	Subtotal - Translation of depreciation expense
	Exclusivity asset write-off
10	Walgreen’s exclusivity charge	III	0.0%	0.0%	0.7%	0.0%	-1.2%	0.0%	0.0%	0.0%	-0.4%
	Subtotal - Exclusivity asset write-off
	Other miscellaneous adjustments and entries
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%
14	Real estate fee	II	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.0%	-0.1%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.1%
17	Accrual for charitable contributions	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	0.0%	0.0%	0.0%	-0.1%	0.3%	0.0%	0.0%	0.0%	0.1%
28	Pension adjustment Non-BU admin	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%
29	Asset retirement obligation	III	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	-0.5%	0.0%	0.1%
30	Germany FAS 112 adjustment	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%
31	France restructuring - statutory minimum underaccrual	III	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.1%
32	Restructuring - employee benefit plan impacts	III	-0.2%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	-0.1%
33	Pension adjustment - restructuring	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%
34	Germany restructuring - overstated curtailment charge	III	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%
35	KGI CTA staging	III	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	-0.2%	0.1%
13	Pension dispute with government	III	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	-0.1%
1	Postretirement benefit true-up	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Cumulative rounding adjustments		0.2%	-0.1%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Other adjustments

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2003
Fiscal period 2003

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—	—	(10)	—	(10)
37	France Purchase accounting - reverse tax benefit to goodwill	II	—	—	—	—	—	—	6	—	6
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	26	—	26
39	Germany - Record DTA on NOL generated in 2003	II	—	—	—	—	—	—	(11)	—	(11)
40	Interest deduction	II	—	—	—	—	—	—	6	—	6
41	Germany - Reversal of Q4 2003 tax benefit	II	—	—	—	—	—	—	3	—	3
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	—	(20)	—	(20)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	8	—	8
45	Adjust credit in US accrued taxes payable account	II	—	—	—	—	—	—	(7)	—	(7)
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(1)	—	(1)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	—	1	—	1
24	Denmark - Adjust valuation allowance	II	—	—	—	—	—	—	3	—	3
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		—	—	—	—	—	—	—	—	—

	Subtotal - Transactional tax adjustments		—	—	—	—	—	—	4	—	4

47	2003 full-year tax provision adjustment		—	—	—	—	—	—	(3)	—	(3)
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		—	—	—	—	—	—	—	—	—

Subtotal - Entries related to 2003 (not overhang):			(16)	20	4	1	(5)	4	5	2	11

	Total of Restatement Entries (overhang and non-overhang)		(16)	20	5	1	(5)	5	5	2	12

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	1	2	(1)	—	1
49	Kent in-process R&D	V	—	—	—	—	—	—	—	—	—
50	Colorado state tax reserve	V	—	—	—	—	—	—	—	—	—
51	Overstated France restructuring	V	—	—	—	—	—	—	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	1	—	—	1	2	(1)	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long- term assets	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long- term liabilities	Accumulated OCI	Retained earnings

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	10	—	—	—	—	—	(10)
37	France Purchase accounting - reverse tax benefit to goodwill	II	—	—	—	(6)	—	—	—	—	—	—	6
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	(26)	—	—	—	—	—	26
39	Germany - Record DTA on NOL generated in 2003	II	—	—	—	—	11	—	—	—	—	—	(11)
40	Interest deduction	II	—	—	—	—	—	—	(6)	—	—	—	6
41	Germany - Reversal of Q4 2003 tax benefit	II	—	—	—	—	—	—	(3)	—	—	—	3
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	20	—	—	—	—	—	(20)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	—	—	(8)	—	8
45	Adjust credit in US accrued taxes payable account	II	—	—	—	—	—	—	7	—	—	—	(7)
25	Record release of valuation allowance in proper period	II	—	—	—	—	1	—	—	—	—	—	(1)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	(1)	—	—	—	—	—	1
24	Denmark - Adjust valuation allowance	II	—	—	(3)	—	—	—	—	—	—	—	3
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		—	—	—	(13)	13	—	—	—	—	—	—

	Subtotal - Transactional tax adjustments		—	—	(3)	(19)	28	—	(2)	—	(8)	—	4

47	2003 full-year tax provision adjustment		—	—	—	—	—	—	3	—	—	—	(3)
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		—	—	1	—	2	—	—	—	(2)	—	—	(b)

Subtotal - Entries related to 2003 (not overhang):			3	—	3	(18)	50	(2)	(3)	(8)	(14)	(20)	11	(a), (b)

	Total of Restatement Entries (overhang and non-overhang)		5	—	(6)	(15)	46	(16)	11	(30)	(12)	7	12	(a), (b)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	(2)	—	—	—	—	1	—	—	—	1
49	Kent in-process R&D	V	—	—	—	—	—	—	—	—	—	—	—
50	Colorado state tax reserve	V	—	—	—	—	—	—	—	—	—	—	—
51	Overstated France restructuring	V	—	—	—	—	—	—	—	—	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	(2)	—	—	—	—	1	—	—	—	1

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of Tax Provision	% of Disc Ops	% of Inventory	% of PP&E

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	-3.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-11.1%	0.0%	0.0%	0.0%
37	France Purchase accounting - reverse tax benefit to goodwill	II	2.3%	0.0%	0.0%	0.0%	0.0%	0.0%	6.7%	0.0%	0.0%	0.0%
38	Germany - Adjust 2003 restructuring tax benefits	II	9.8%	0.0%	0.0%	0.0%	0.0%	0.0%	28.9%	0.0%	0.0%	0.0%
39	Germany - Record DTA on NOL generated in 2003	II	-4.2%	0.0%	0.0%	0.0%	0.0%	0.0%	-12.2%	0.0%	0.0%	0.0%
40	Interest deduction	II	2.3%	0.0%	0.0%	0.0%	0.0%	0.0%	6.7%	0.0%	0.0%	0.0%
41	Germany - Reversal of Q4 2003 tax benefit	II	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	3.3%	0.0%	0.0%	0.0%
42	Germany - Release of NOL valuation allowance	II	-7.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-22.2%	0.0%	0.0%	0.0%
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	3.0%	0.0%	0.0%	0.0%	0.0%	0.0%	8.9%	0.0%	0.0%	0.0%
45	Adjust credit in US accrued taxes payable account	II	-2.6%	0.0%	0.0%	0.0%	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%
25	Record release of valuation allowance in proper period	II	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.1%	0.0%	0.0%	0.0%
46	South Africa - True up full-year 2004 tax provision	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%
24	Denmark - Adjust valuation allowance	II	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	3.3%	0.0%	0.0%	0.0%
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Transactional tax adjustments
47	2003 full-year tax provision adjustment		-1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-3.3%	0.0%	0.0%	0.0%
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Subtotal - Entries related to 2003 (not overhang):			4.2%	-0.1%	0.2%	0.2%	0.1%	-1.0%	5.6%	3.0%	0.3%	0.0%
	Total of Restatement Entries (overhang and non-overhang)
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.4%	0.0%	0.0%	0.0%	0.0%	0.2%	-1.1%	0.0%	0.0%	0.0%
49	Kent in-process R&D	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
50	Colorado state tax reserve	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
51	Overstated France restructuring	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Errors discovered subsequent to filing 10-K

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Def’d Taxes (current)	% of Goodwill	% of Other long- term assets	% of A/P and Other current liabilities	% of Accrued income taxes	% of Post- employment liabilities	% of other long-term liabilities	OCI impact as % of total equity	RE impact as % of total equity

	Transactional tax adjustments
36	Record France benefit on ST capital loss in correct period	II	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.3%
37	France Purchase accounting - reverse tax benefit to goodwill	II	0.0%	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
38	Germany - Adjust 2003 restructuring tax benefits	II	0.0%	0.0%	-0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%
39	Germany - Record DTA on NOL generated in 2003	II	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.3%
40	interest deduction	II	0.0%	0.0%	0.0%	0.0%	-0.9%	0.0%	0.0%	0.0%	0.2%
41	Germany - Reversal of Q4 2003 tax benefit	II	0.0%	0.0%	0.0%	0.0%	-0.5%	0.0%	0.0%	0.0%	0.1%
42	Germany - Release of NOL valuation allowance	II	0.0%	0.0%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.6%
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.2%	0.0%	0.2%
45	Adjust credit in US accrued taxes payable account	II	0.0%	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%	-0.2%
25	Record release of valuation allowance in proper period	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
46	South Africa - True up full-year 2004 tax provision	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
24	Denmark - Adjust valuation allowance	II	-0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
	Reclassify negative goodwill into Deferred Tax Asset (associated with entry 11)		0.0%	-1.0%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Transactional tax adjustments
47	2003 full-year tax provision adjustment		0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.0%	0.0%	-0.1%
	Adjustments for financial statement presentation, including DTA/DTL jurisdictional netting		0.2%	0.0%	0.1%	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%
Subtotal - Entries related to 2003 (not overhang):			0.5%	-1.3%	1.7%	-0.1%	-0.5%	-0.2%	-2.2%	-0.6%	0.3%
	Total of Restatement Entries (overhang and non-overhang)
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%
49	Kent in-process R&D	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
50	Colorado state tax reserve	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
51	Overstated France restructuring	V	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Errors discovered subsequent to filing 10-K

(a)	Includes a credit of $1M to Other Current Assets, which is not shown as a column on this schedule due to space constraints. This credit causes the entry on this line to balance and net to zero.
(b)	Includes a credit of $1M to Net Receivables, which is not shown as a column on this schedule due to space constraints. This credit causes the entry on this line to balance and net to zero.

Footnotes:
(1)	For purposes of this schedule, employee benefit-related adjustments were allocated 65% to COGS, 18% to SG&A and 17% to R&D, consistent with the allocation percentages in effect for 2003.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Restatement Entries
Schedule C_2004
Fiscal period 2004

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Net Sales	Cost of goods sold	Selling, general and administrative expenses	Research and development costs	Restructuring costs and other

Errors included in 10-K as restated
9	SAP translation	III	—	17	—	—	—
2	Postretirement benefits methodology	III	—	(3)	(1)	(1)	—
3	France seniority dates	II	—	—	1	—	—
5	KRIP and Qualex census/payment data corrections	II	—	2	1	1	—
6	Healthcare, dental and life insurance benefit payments	II	—	13	6	4	—
11	Partnership (NexPress) and Imation goodwill	II	—	(1)	—	—	—
12	Spousal travel issue	II	—	—	(2)	—	—
14	Real estate fee	II	—	—	(3)	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	11	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(6)	—	—	—
17	Accrual for charitable contributions	III	—	—	(6)	—	—
18	Write-off of Lumisys technology	III	—	(4)	—	—	—
19	Accrual of Warner Bros. Rebate	III	(8)	—	—	—	—
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	(2)
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	4
33	Pension adjustment - restructuring	III	—	—	—	—	2
52	Australia restructuring	I	—	—	—	—	(2)
28	Pension adjustment Non-BU admin	III	—	—	(2)	—	—
35	KGI CTA staging	III	—	—	—	—	—
30	Germany FAS 112 adjustment	III	—	—	(1)	—	—
54	Write-off of additional RSS fixed assets	II	—	—	—	—	—
61	Release Sterling Drug tax reserve	II	—	—	—	—	—
59	True-up of Sterling Drug accrual	II	—	—	—	—	—
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	—	—	—
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—
25	Record release of valuation allowance in proper period	II	—	—	—	—	—
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—
60	Record impacts of other net permanent items	II	—	—	—	—	—
62	Reverse over-expensing of interest expense	II	—	—	—	—	—
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	—	—	—	—	—
64	Record the results of the interest netting on audit reserves	II	—	—	—	—	—
65	Spain - Record valuation allowance	I	—	—	—	—	—
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	—
66	2004 full-year tax provision adjustment	I	—	—	—	—	—
	Balance sheet reclassifications - AML	I	—	—	—	—	—
	Balance sheet reclassifications - Tax related	I	—	—	—	—	—
	Balance sheet reclassifications - Other	I	—	—	—	—	—
	Adjustment to beginning balances		—	—	—	—	—
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	8	3	6	2	(9)

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		—	(2)	1	—	1

	Subtotal - Errors included in 10-K as restated		—	30	—	6	(6)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	—	2

	Subtotal - Errors discovered subsequent to filing 10-K		—	—	—	—	2

			Debit / (Credit) to record Restatement adjustment entry

			P&L accounts impacted

Adjustment Reference		Adjustment Category	Other (Income) Charges	Subtotal: Earnings Before Taxes	Provision (benefit) for income taxes	Discontinued Operations, net of tax	Subtotal: Net Income

Errors included in 10-K as restated
9	SAP translation	III	(4)	13	1	—	14
2	Postretirement benefits methodology	III	—	(5)	2	—	(3)
3	France seniority dates	II	—	1	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	4	(2)	—	2
6	Healthcare, dental and life insurance benefit payments	II	—	23	(9)	—	14
11	Partnership (NexPress) and Imation goodwill	II	—	(1)	—	—	(1)
12	Spousal travel issue	II	—	(2)	1	—	(1)
14	Real estate fee	II	—	(3)	1	—	(2)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	11	(4)	—	7
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(6)	2	—	(4)
17	Accrual for charitable contributions	III	—	(6)	2	—	(4)
18	Write-off of Lumisys technology	III	—	(4)	2	—	(2)
19	Accrual of Warner Bros. Rebate	III	—	(8)	3	—	(5)
31	France restructuring - statutory minimum underaccrual	III	—	(2)	—	—	(2)
32	Restructuring - employee benefit plan impacts	III	—	4	(1)	—	3
33	Pension adjustment - restructuring	III	—	2	—	—	2
52	Australia restructuring	I	—	(2)	1	—	(1)
28	Pension adjustment Non-BU admin	III	—	(2)	—	—	(2)
35	KGI CTA staging	III	—	—	—	(4)	(4)
30	Germany FAS 112 adjustment	III	—	(1)	—	—	(1)
54	Write-off of additional RSS fixed assets	II	—	—	—	1	1
61	Release Sterling Drug tax reserve	II	—	—	—	(4)	(4)
59	True-up of Sterling Drug accrual	II	—	—	—	(6)	(6)
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	—	2	—	2
23	Denmark valuation allowance	II	—	—	1	—	1
27	Deferred Tax Spain Valuation Adjustment	II	—	—	3	—	3
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	3	—	3
36	Record France benefit on ST capital loss in correct period	II	—	—	12	—	12
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	(28)	—	(28)
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	5	—	5
42	Germany - Release of NOL valuation allowance	II	—	—	22	—	22
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	(9)	—	(9)
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	8	—	8
25	Record release of valuation allowance in proper period	II	—	—	18	—	18
46	South Africa - True up full-year 2004 tax provision	II	—	—	2	—	2
58	Reverse the amount of R&D credit receivable	II	—	—	5	—	5
60	Record impacts of other net permanent items	II	—	—	(2)	—	(2)
62	Reverse over-expensing of interest expense	II	—	—	(7)	—	(7)
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	—	—	(12)	—	(12)
64	Record the results of the interest netting on audit reserves	II	—	—	37	—	37
65	Spain - Record valuation allowance	I	—	—	10	—	10
57	Australia - Write-off of deferred tax assets	I	—	—	21	—	21
66	2004 full-year tax provision adjustment	I	—	—	(4)	—	(4)
	Balance sheet reclassifications - AML	I	—	—	—	—	—
	Balance sheet reclassifications - Tax related	I	—	—	—	—	—
	Balance sheet reclassifications - Other	I	—	—	—	—	—
	Adjustment to beginning balances						—
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	(1)	9	(4)	—	5

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		1	1	(2)	—	(1)

	Subtotal - Errors included in 10-K as restated		(4)	26	80	(13)	93

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	2	(1)	—	1

	Subtotal - Errors discovered subsequent to filing 10-K		—	2	(1)	—	1

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Inventories, net	Receivables, net	Other current assets	Property, plant and equipment, net	Deferred income taxes (current)	Goodwill, net	Other long- term assets

Errors included in 10-K as restated
9	SAP translation	III	—	—	—	—	—	—	—
2	Postretirement benefits methodology	III	—	—	—	—	—	—	(2)
3	France seniority dates	II	—	—	—	—	—	—	—
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	—	—	(2)
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	—	—	9
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	—	1	—
12	Spousal travel issue	II	—	—	—	—	—	—	—
14	Real estate fee	II	—	—	1	—	—	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	(11)	—	—	—	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	6	—	—	—	—	—	—
17	Accrual for charitable contributions	III	—	—	—	—	(2)	—	—
18	Write-off of Lumisys technology	III	—	—	—	—	—	—	4
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—	—	—
31	France restructuring - statutory minimum underaccrual	III	—	—	—	—	—	—	—
32	Restructuring - employee benefit plan impacts	III	—	—	—	—	1	—	—
33	Pension adjustment - restructuring	III	—	—	—	—	—	—	—
52	Australia restructuring	I	—	—	—	—	—	—	1
28	Pension adjustment Non-BU admin	III	—	—	—	—	—	—	—
35	KGI CTA staging	III	—	—	—	—	—	—	—
30	Germany FAS 112 adjustment	III	—	—	—	—	—	—	—
54	Write-off of additional RSS fixed assets	II	—	—	—	(1)	—	—	—
61	Release Sterling Drug tax reserve	II	—	—	—	—	—	—	—
59	True-up of Sterling Drug accrual	II	—	—	—	—	—	—	—
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	—	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	—	—	(1)	—	—
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	(3)	—	—
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—	—	(3)
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	(12)	—	—
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	28
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	—	(5)
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	—	(22)
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	—	—	—	—
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—	—	(8)
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	—	(18)
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	—	(2)
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—	—	(5)
60	Record impacts of other net permanent items	II	—	—	—	—	—	—	—
62	Reverse over-expensing of interest expense	II	—	—	—	—	—	—	—
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	—	—	—	—	—	—	—
64	Record the results of the interest netting on audit reserves	II	—	—	—	—	—	—	—
65	Spain - Record valuation allowance	I	—	—	—	—	(10)	—	—
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	(21)	—	—
66	2004 full-year tax provision adjustment	I	—	—	—	—	—	—	—
	Balance sheet reclassifications - AML	I	—	—	—	—	—	—	(18)
	Balance sheet reclassifications - Tax related	I	—	—	—	—	(98)	(14)	82
	Balance sheet reclassifications - Other	I	—	—	—	—	(6)	6	(32)
	Adjustment to beginning balances
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.		5	(1)	(1)	—	(6)	(15)	46
	Post press release adjustments
	Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.	I	2	(7)	(2)	1	49	(1)	(27)
	Cumulative impacts of rounding from all entries listed above		1	1	—	—	(1)	1	1

	Subtotal - Errors included in 10-K as restated		3	(7)	(2)	—	(110)	(22)	27

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—	(2)	—	—	—

	Subtotal - Errors discovered subsequent to filing 10-K		—	—	—	(2)	—	—	—

			Balance Sheet accounts impacted

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued income taxes (current)	Postemployment liabilities	Other long-term liabilities	Accumulated OCI	Retained earnings

Errors included in 10-K as restated
9	SAP translation	III	—	(1)	—	—	(13)	14
2	Postretirement benefits methodology	III	—	—	5	—		(3)
3	France seniority dates	II	—	—	(1)	—	—	1
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—		2
6	Healthcare, dental and life insurance benefit payments	II	—	—	(23)	—	—	14
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	—	(1)
12	Spousal travel issue	II	2	(1)	—	—	—	(1)
14	Real estate fee	II	2	(1)	—	—	—	(2)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	4	—	—	—	7
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(2)	—	—	—	(4)
17	Accrual for charitable contributions	III	6	—	—	—	—	(4)
18	Write-off of Lumisys technology	III	—	—	—	(2)	—	(2)
19	Accrual of Warner Bros. Rebate	III	8	(3)	—	—	—	(5)
31	France restructuring - statutory minimum underaccrual	III	2	—	—	—	—	(2)
32	Restructuring - employee benefit plan impacts	III	(4)	—	—	—	—	3
33	Pension adjustment - restructuring	III	—	—	—	(2)	—	2
52	Australia restructuring	I	—	—	—	—	—	(1)
28	Pension adjustment Non-BU admin	III	—	—	—	2	—	(2)
35	KGI CTA staging	III	—	(2)	—	—	6	(4)
30	Germany FAS 112 adjustment	III	—	—	—	1	—	(1)
54	Write-off of additional RSS fixed assets	II	—	—	—	—	—	1
61	Release Sterling Drug tax reserve	II	—	4	—	—	—	(4)
59	True-up of Sterling Drug accrual	II	—	6	—	—	—	(6)
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	—	(2)	—	—	—	2
23	Denmark valuation allowance	II	—	—	—	—	—	1
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	—	3
56	Australia - Establishment of a valuation allowance for disallowed losses	II	—	—	—	—	—	3
36	Record France benefit on ST capital loss in correct period	II	—	—	—	—	—	12
38	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	(28)
39	Germany - Adjust 2003 restructuring tax benefits	II	—	—	—	—	—	5
42	Germany - Release of NOL valuation allowance	II	—	—	—	—	—	22
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	—	—	—	9	—	(9)
44	Germany - Use of NOL to offset 2003 interest income	II	—	—	—	—	—	8
25	Record release of valuation allowance in proper period	II	—	—	—	—	—	18
46	South Africa - True up full-year 2004 tax provision	II	—	—	—	—	—	2
58	Reverse the amount of R&D credit receivable	II	—	—	—	—	—	5
60	Record impacts of other net permanent items	II	—	2	—	—	—	(2)
62	Reverse over-expensing of interest expense	II	—	7	—	—	—	(7)
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	—	12	—	—	—	(12)
64	Record the results of the interest netting on audit reserves	II	—	(37)	—	—	—	37
65	Spain - Record valuation allowance	I	—	—	—	—	—	10
57	Australia - Write-off of deferred tax assets	I	—	—	—	—	—	21
66	2004 full-year tax provision adjustment	I	—	4	—	—	—	(4)
	Balance sheet reclassifications - AML	I	—	—	57	—	(39)	—
	Balance sheet reclassifications - Tax related	I	—	30	—	—	—	—
	Balance sheet reclassifications - Other	I	—	25	—	7	—	—
	Adjustment to beginning balances		(16)	11	(30)	(12)	7	12
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	(4)	(45)	101	—	(72)	(5)

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		—	1	(2)	(1)	—	(1)

	Subtotal - Errors included in 10-K as restated		(4)	12	107	2	(111)	105

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	—	1

	Subtotal - Errors discovered subsequent to filing 10-K		—	1	—	—	—	1

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Net Income	% of Net Sales	% of COGS	% of SG&A	% of R&D	% of Restruct.	% of other income

Errors included in 10-K as restated
9	SAP translation	III	2.2%	0.0%	0.2%	0.0%	0.0%	0.0%	-2.5%
2	Postretirement benefits methodology	III	-0.5%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%
3	France seniority dates	II	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	0.3%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	2.2%	0.0%	0.1%	0.2%	0.5%	0.0%	0.0%
11	Partnership (NexPress) and Imation goodwill	II	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
12	Spousal travel issue	II	-0.2%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%
14	Real estate fee	II	-0.3%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	1.1%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	-0.6%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%
17	Accrual for charitable contributions	III	-0.6%	0.0%	0.0%	-0.2%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	-0.8%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
31	France restructuring - statutory minimum underaccrual	III	-0.3%	0.0%	0.0%	0.0%	0.0%	-0.3%	0.0%
32	Restructuring - employee benefit plan impacts	III	0.5%	0.0%	0.0%	0.0%	0.0%	0.6%	0.0%
33	Pension adjustment - restructuring	III	0.3%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%
52	Australia restructuring	I	-0.2%	0.0%	0.0%	0.0%	0.0%	-0.3%	0.0%
28	Pension adjustment Non-BU admin	III	-0.3%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%
35	KGI CTA staging	III	-0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Germany FAS 112 adjustment	III	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
54	Write-off of additional RSS fixed assets	II	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
61	Release Sterling Drug tax reserve	II	-0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
59	True-up of Sterling Drug accrual	II	-0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	Deferred Tax Spain Valuation Adjustment	II	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
56	Australia - Establishment of a valuation allowance for disallowed losses	II	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
36	Record France benefit on ST capital loss in correct period	II	1.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
38	Germany - Adjust 2003 restructuring tax benefits	II	-4.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
39	Germany - Adjust 2003 restructuring tax benefits	II	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
42	Germany - Release of NOL valuation allowance	II	3.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	-1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
44	Germany - Use of NOL to offset 2003 interest income	II	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
25	Record release of valuation allowance in proper period	II	2.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
46	South Africa - True up full-year 2004 tax provision	II	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
58	Reverse the amount of R&D credit receivable	II	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
60	Record impacts of other net permanent items	II	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
62	Reverse over-expensing of interest expense	II	-1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	-1.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
64	Record the results of the interest netting on audit reserves	II	5.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
65	Spain - Record valuation allowance	I	1.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
57	Australia - Write-off of deferred tax assets	I	3.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
66	2004 full-year tax provision adjustment	I	-0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - AML	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - Tax related	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - Other	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Adjustment to beginning balances		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Adjustment to beginning balance sheet amounts (opening balances) as a result of 2003 Restatement entries.
	Post press release adjustments	I	0.8%	0.1%	0.0%	0.2%	0.2%	-1.3%	-0.6%

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		-0.2%	0.0%	0.0%	0.0%	0.0%	0.1%	0.6%
	Subtotal - Errors included in 10-K as restated
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.2%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%
	Subtotal - Errors discovered subsequent to filing 10-K

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Tax Provision	% of Disc Ops	% of Inventory	% of A/R	% of Other Current assets	% of PP&E	% of Def’d Taxes (current)

Errors included in 10-K as restated
9	SAP translation	III	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
2	Postretirement benefits methodology	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	-0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
6	Healthcare, dental and life insurance benefit payments	II	-3.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
12	Spousal travel issue	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Real estate fee	II	0.4%	0.0%	0.0%	0.0%	0.9%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	-1.6%	0.0%	-1.0%	0.0%	0.0%	0.0%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.8%	0.0%	0.5%	0.0%	0.0%	0.0%	0.0%
17	Accrual for charitable contributions	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.3%
18	Write-off of Lumisys technology	III	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
31	France restructuring - statutory minimum underaccrual	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Restructuring - employee benefit plan impacts	III	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
33	Pension adjustment - restructuring	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
52	Australia restructuring	I	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
28	Pension adjustment Non-BU admin	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
35	KGI CTA staging	III	0.0%	-0.9%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Germany FAS 112 adjustment	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
54	Write-off of additional RSS fixed assets	II	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%
61	Release Sterling Drug tax reserve	II	0.0%	-0.9%	0.0%	0.0%	0.0%	0.0%	0.0%
59	True-up of Sterling Drug accrual	II	0.0%	-1.3%	0.0%	0.0%	0.0%	0.0%	0.0%
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%
27	Deferred Tax Spain Valuation Adjustment	II	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.5%
56	Australia - Establishment of a valuation allowance for disallowed losses	II	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
36	Record France benefit on ST capital loss in correct period	II	4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.8%
38	Germany - Adjust 2003 restructuring tax benefits	II	-11.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
39	Germany - Adjust 2003 restructuring tax benefits	II	2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
42	Germany - Release of NOL valuation allowance	II	8.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	-3.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
44	Germany - Use of NOL to offset 2003 interest income	II	3.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
25	Record release of valuation allowance in proper period	II	7.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
46	South Africa - True up full-year 2004 tax provision	II	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
58	Reverse the amount of R&D credit receivable	II	2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
60	Record impacts of other net permanent items	II	-0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
62	Reverse over-expensing of interest expense	II	-2.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	-4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
64	Record the results of the interest netting on audit reserves	II	14.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
65	Spain - Record valuation allowance	I	3.9%	0.0%	0.0%	0.0%	0.0%	0.0%	-1.5%
57	Australia - Write-off of deferred tax assets	I	8.2%	0.0%	0.0%	0.0%	0.0%	0.0%	-3.2%
66	2004 full-year tax provision adjustment	I	-1.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - AML	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - Tax related	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-14.7%
	Balance sheet reclassifications - Other	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.9%
	Adjustment to beginning balances		0.0%	0.0%	0.4%	0.0%	-0.9%	0.0%	-0.9%
	Adjustment to beginning balance sheet amounts (opening balances as a result of 2003 Restatement entries.)
	Post press release adjustments	I	-1.6%	0.0%	0.2%	-0.3%	-1.9%	0.0%	7.4%

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		-0.8%	0.0%	0.1%	0.0%	0.0%	0.0%	-0.2%
	Subtotal - Errors included in 10-K as restated
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	-0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Errors discovered subsequent to filing 10-K

			Gross impact materiality

Adjustment Reference		Adjustment Category	% of Goodwill	% of Other long term assets	% of A/P and Other current liabilities	% of Accrued income taxes	% of Post- employment liabilities	% of other long term liabilities	OCI impact as % of total equity	RE impact as % of total equity

Errors included in 10-K as restated
9	SAP translation	III	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%	-0.3%	0.4%
2	Postretirement benefits methodology	III	0.0%	-0.1%	0.0%	0.0%	0.1%	0.0%	0.0%	-0.1%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	KRIP and Qualex census/payment data corrections	II	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.3%	0.0%	0.0%	-0.7%	0.0%	0.0%	0.4%
11	Partnership (NexPress) and Imation goodwill	II	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
12	Spousal travel issue	II	0.0%	0.0%	0.1%	-0.2%	0.0%	0.0%	0.0%	0.0%
14	Real estate fee	II	0.0%	0.0%	0.1%	-0.2%	0.0%	0.0%	0.0%	-0.1%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.0%	0.0%	0.6%	0.0%	0.0%	0.0%	0.2%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.0%	-0.1%
17	Accrual for charitable contributions	III	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	-0.1%
18	Write-off of Lumisys technology	III	0.0%	0.1%	0.0%	0.0%	0.0%	-0.3%	0.0%	-0.1%
19	Accrual of Warner Bros. Rebate	III	0.0%	0.0%	0.2%	-0.5%	0.0%	0.0%	0.0%	-0.1%
31	France restructuring - statutory minimum underaccrual	III	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	-0.1%
32	Restructuring - employee benefit plan impacts	III	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.1%
33	Pension adjustment - restructuring	III	0.0%	0.0%	0.0%	0.0%	0.0%	-0.3%	0.0%	0.1%
52	Australia restructuring	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
28	Pension adjustment Non-BU admin	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	-0.1%
35	KGI CTA staging	III	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.2%	-0.1%
30	Germany FAS 112 adjustment	III	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%
54	Write-off of additional RSS fixed assets	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
61	Release Sterling Drug tax reserve	II	0.0%	0.0%	0.0%	0.6%	0.0%	0.0%	0.0%	-0.1%
59	True-up of Sterling Drug accrual	II	0.0%	0.0%	0.0%	0.9%	0.0%	0.0%	0.0%	-0.2%
	Transactional tax adjustments
55	Reverse double counting of Australia tax benefit	I	0.0%	0.0%	0.0%	-0.3%	0.0%	0.0%	0.0%	0.1%
23	Denmark valuation allowance	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	Deferred Tax Spain Valuation Adjustment	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
56	Australia - Establishment of a valuation allowance for disallowed losses	II	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
36	Record France benefit on ST capital loss in correct period	II	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
38	Germany - Adjust 2003 restructuring tax benefits	II	0.0%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.7%
39	Germany - Adjust 2003 restructuring tax benefits	II	0.0%	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
42	Germany - Release of NOL valuation allowance	II	0.0%	-0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%
43	Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany	II	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%	0.0%	-0.2%
44	Germany - Use of NOL to offset 2003 interest income	II	0.0%	-0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
25	Record release of valuation allowance in proper period	II	0.0%	-0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%
46	South Africa - True up full-year 2004 tax provision	II	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
58	Reverse the amount of R&D credit receivable	II	0.0%	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
60	Record impacts of other net permanent items	II	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%	-0.1%
62	Reverse over-expensing of interest expense	II	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%	-0.2%
63	Record after-tax interest received in ‘82- ‘92 audit settlement	I	0.0%	0.0%	0.0%	1.9%	0.0%	0.0%	0.0%	-0.3%
64	Record the results of the interest netting on audit reserves	II	0.0%	0.0%	0.0%	-5.8%	0.0%	0.0%	0.0%	1.0%
65	Spain - Record valuation allowance	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
57	Australia - Write-off of deferred tax assets	I	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%
66	2004 full-year tax provision adjustment	I	0.0%	0.0%	0.0%	0.6%	0.0%	0.0%	0.0%	-0.1%
	Balance sheet reclassifications - AML	I	0.0%	-0.6%	0.0%	0.0%	1.7%	0.0%	-1.0%	0.0%
	Balance sheet reclassifications - Tax related	I	-1.0%	2.6%	0.0%	4.7%	0.0%	0.0%	0.0%	0.0%
	Balance sheet reclassifications - Other	I	0.4%	-1.0%	0.0%	3.9%	0.0%	0.9%	0.0%	0.0%
	Adjustment to beginning balances		-1.0%	1.5%	-0.4%	1.7%	-0.9%	-1.6%	0.2%	0.3%
	Adjustment to beginning balance sheet amounts (opening balances as a result of 2003 Restatement entries. )
	Post press release adjustments	I	-0.1%	-0.9%	-0.1%	-7.1%	2.9%	0.0%	-1.9%	0.1%

Other miscellaneous year-end entries made after initial press release as part of normal closing procedures, including balance sheet reclassifications and true-ups, which were unrelated to the Restatement.

	Cumulative impacts of rounding from all entries listed above		0.1%	0.0%	0.0%	0.2%	-0.1%	-0.1%	0.0%	0.0%
	Subtotal - Errors included in 10-K as restated
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%
	Subtotal - Errors discovered subsequent to filing 10-K

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Cumulative Uncorrected Errors on Balance Sheet
Schedule C-1_2000
Fiscal period 2000

All amounts shown are Debits / (Credits).

Current year P&L impacts

Adjustment Reference		Adjustment Category	Earnings before taxes	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	—
2	Postretirement benefits methodology	III	—	—	—
3	France seniority dates	II	1	—	1
4	Postemployment benefit plan corrections	III	—	—	—
5	KRIP and Qualex census/payment data corrections	II	2	(1)	1
6	Healthcare, dental and life insurance benefit payments	II	12	(4)	8
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—
9	SAP translation	III	(10)	—	(10)
11	Partnership (NexPress) and Imation goodwill	II	—	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	—	—
17	Accrual for charitable contributions	III	1	—	1
22	Far East accrual reversal	II	(2)	1	(1)
23	Denmark valuation allowance	II	—	—	—
20	New York sales & use tax accrual reversal	II	—	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—
	Worldwide pension	IV	—	—	—
	Sales returns	IV	—	—	—
	Picturevision	IV	—	—	—
	Disney contract	IV	—	—	—
	Switzerland pension	IV	—	—	—
	Netherlands pension	IV	—	—	—
	Burrell	IV	—	—	—
	Qualex	IV	—	—	—
	Global Valuation Project	IV	(15)	6	(9)

	Subtotal - uncorrected errors and out of period items		(11)	2	(9)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	—	—

	Subtotal - subsequently discovered errors		—	—	—

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Inventory	Deferred income tax charges (current)	Goodwill	Deferred income tax charges (LT)	Other long- term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	(5)	—	—	—
2	Postretirement benefits methodology	III	—	—	—	—	2	—
3	France seniority dates	II	—	—	—	—	1	—
4	Postemployment benefit plan corrections	III	—	—	—	—	5	—
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	—	(9)
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	(10)	—
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—	—
9	SAP translation	III	9	—	—	—	—	—
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	2	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	5	—	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(3)	—	—	—	—
17	Accrual for charitable contributions	III	—	—	—	—	—	—
22	Far East accrual reversal	II	—	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	(3)	—	—	—
20	New York sales & use tax accrual reversal	II	—	—	(1)	—	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	(1)	—	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	—	—
	Worldwide pension	IV	—	—	3	—	—	—
	Sales returns	IV	—	—	—	—	—	—
	Picturevision	IV	—	—	—	—	—	7
	Disney contract	IV	—	—	(3)	—	—	—
	Switzerland pension	IV	—	—	(5)	—	—	—
	Netherlands pension	IV	—	—	(1)	—	—	—
	Burrell	IV	—	—	6	—	—	(15)
	Qualex	IV	—	—	—	—	—	7
	Global Valuation Project	IV	—	—	—	—	25	—

	Subtotal - uncorrected errors and out of period items		9	2	(10)	2	23	(10)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(2)	—	—	—	—	—

	Subtotal - subsequently discovered errors		(2)	—	—	—	—	—

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued taxes	Post- employment liabilities	Deferred income taxes (LT)	Retained earnings

Errors included in 2003 Restatement

1	Postretirement benefit true-up	III	—	—	14	—	(9)
2	Postretirement benefits methodology	III	—	—	(5)	—	3
3	France seniority dates	II	—	—	(4)	—	3
4	Postemployment benefit plan corrections	III	—	—	(13)	—	8
5	KRIP and Qualex census/payment data corrections	II	—	—	—	3	6
6	Healthcare, dental and life insurance benefit payments	II	—	—	27	—	(17)
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—
9	SAP translation	III	—	—	—	—	(9)
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	(2)
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(2)	—	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	1	—	—	2
17	Accrual for charitable contributions	III	(2)	1	—	—	1
22	Far East accrual reversal	II	2	(1)	—	—	(1)
23	Denmark valuation allowance	II	—	—	—	—	3
20	New York sales & use tax accrual reversal	II	2	—	—	—	(1)
21	Qualex sales & use tax accrual reversal	II	2	—	—	—	(1)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	(31)	12	—	—	19
	Worldwide pension	IV	—	—	(7)	—	4
	Sales returns	IV	(2)	1	—	—	1
	Picturevision	IV	—	(3)	—	—	(4)
	Disney contract	IV	8	—	—	—	(5)
	Switzerland pension	IV	—	—	17	—	(12)
	Netherlands pension	IV	—	—	2	—	(1)
	Burrell	IV	—	—	—	—	9
	Qualex	IV	—	(3)	—	—	(4)
	Global Valuation Project	IV	—	—	(66)	—	41

	Subtotal - uncorrected errors and out of period items		(21)	6	(35)	3	31

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	1

	Subtotal - subsequently discovered errors		—	1	—	—	1

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of PP&E	% of Inventory	% of Deferred Taxes (ST)	% of Goodwill	% of Deferred Taxes (LT)		% of Other long term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	0.0%	0.0%	-0.9%	0.0%	0.0%		0.0%
2	Postretirement benefits methodology	III	0.0%	0.0%	0.0%	0.0%	2.3%		0.0%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	1.1%		0.0%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	0.0%	0.0%	5.7%		0.0%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.0%	0.0%		-0.5%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.0%	0.0%	-11.4%		0.0%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
9	SAP translation	III	0.2%	0.0%	0.0%	0.0%	0.0%		0.0%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.2%	0.0%		0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.3%	0.0%	0.0%	0.0%		0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	-0.2%	0.0%	0.0%	0.0%		0.0%
17	Accrual for charitable contributions	III	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
22	Far East accrual reversal	II	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
23	Denmark valuation allowance	II	0.0%	0.0%	-0.5%	0.0%	0.0%		0.0%
20	New York sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%		0.0%
21	Qualex sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%		0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
	Worldwide pension	IV	0.0%	0.0%	0.5%	0.0%	0.0%		0.0%
	Sales returns	IV	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
	Picturevision	IV	0.0%	0.0%	0.0%	0.0%	0.0%		0.4%
	Disney contract	IV	0.0%	0.0%	-0.5%	0.0%	0.0%		0.0%
	Switzerland pension	IV	0.0%	0.0%	-0.9%	0.0%	0.0%		0.0%
	Netherlands pension	IV	0.0%	0.0%	-0.2%	0.0%	0.0%		0.0%
	Burrell	IV	0.0%	0.0%	1.0%	0.0%	0.0%		-0.8%
	Qualex	IV	0.0%	0.0%	0.0%	0.0%	0.0%		0.4%
	Global Valuation Project	IV	0.0%	0.0%	0.0%	0.0%	28.4%		0.0%
	Subtotal - uncorrected errors and out of period items		0.2%	0.1%	-1.7%	0.2%	26.1	%(1)	-0.6%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.0%	0.0%	0.0%	0.0%		0.0%
	Subtotal - subsequently discovered errors

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of A/P and Other current liabilities	% of accrued taxes	% of Post- employment liabilities	% of Deferred Taxes (LT)		% of Shareholders’ equity

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	0.0%	0.0%	0.5%	0.0%		-0.3%
2	Postretirement benefits methodology	III	0.0%	0.0%	-0.2%	0.0%		0.1%
3	France seniority dates	II	0.0%	0.0%	-0.2%	0.0%		0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	-0.5%	0.0%		0.2%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	4.9%		0.2%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	1.0%	0.0%		-0.5%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%		0.0%
9	SAP translation	III	0.0%	0.0%	0.0%	0.0%		-0.3%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.0%		-0.1%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	-0.3%	0.0%	0.0%		-0.1%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.2%	0.0%	0.0%		0.1%
17	Accrual for charitable contributions	III	-0.1%	0.2%	0.0%	0.0%		0.0%
22	Far East accrual reversal	II	0.1%	-0.2%	0.0%	0.0%		0.0%
23	Denmark valuation allowance	II	0.0%	0.0%	0.0%	0.0%		0.1%
20	New York sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%		0.0%
21	Qualex sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%		0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	-0.9%	2.1%	0.0%	0.0%		0.6%
	Worldwide pension	IV	0.0%	0.0%	-0.3%	0.0%		0.1%
	Sales returns	IV	-0.1%	0.2%	0.0%	0.0%		0.0%
	Picturevision	IV	0.0%	-0.5%	0.0%	0.0%		-0.1%
	Disney contract	IV	0.2%	0.0%	0.0%	0.0%		-0.1%
	Switzerland pension	IV	0.0%	0.0%	0.7%	0.0%		-0.4%
	Netherlands pension	IV	0.0%	0.0%	0.1%	0.0%		0.0%
	Burrell	IV	0.0%	0.0%	0.0%	0.0%		0.3%
	Qualex	IV	0.0%	-0.5%	0.0%	0.0%		-0.1%
	Global Valuation Project	IV	0.0%	0.0%	-2.5%	0.0%		1.2%
	Subtotal - uncorrected errors and out of period items		-0.6%	1.0%	-1.3%	4.9	%(1)	0.90%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.2%	0.0%	0.0%		0.0%
	Subtotal - subsequently discovered errors

Footnotes:

(1)

The Company notes that these percentages for the aggregate impacts (and for certain of the individual impacts) are high due to the fact that the net long-term deferred tax assets and net deferred tax liabilities amounts for 2000 as originally reported on the face of the balance sheet in that year were only $88 million and $61 million, respectively, due to jurisdictional netting as required under SFAS No. 109. However, as disclosed in the income taxes footnote for that year, the Company notes that the total deferred tax assets and deferred tax liabilities were $2.042 billion and $1.371 billion, respectively. The Company believes that the materiality assessment for deferred taxes should be based on the gross numbers in the footnote due to the netting that is required in rolling up to the face of the balance sheet. Accordingly, the impacts of these errors were immaterial, individually and in the aggregate, to deferred income tax assets and liabilities.

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Cumulative Uncorrected Errors on Balance Sheet
Schedule C-1_2001
Fiscal period 2001

			All amounts shown are Debits / (Credits).

			Current year P&L impacts

Adjustment Reference		Adjustment Category	Earnings before taxes	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	—
2	Postretirement benefits methodology	III	—	—	—
3	France seniority dates	II	1	—	1
4	Postemployment benefit plan corrections	III	—	—	—
5	KRIP and Qualex census/payment data corrections	II	2	(1)	1
6	Healthcare, dental and life insurance benefit payments	II	16	(6)	10
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—
9	SAP translation	III	(10)	—	(10)
10	Walgreen’s exclusivity charge	III	27	(10)	17
11	Partnership (NexPress) and Imation goodwill	II	—	—	—
12	Spousal travel issue	II	1	—	1
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	—	—
17	Accrual for charitable contributions	III	(1)	—	(1)
18	Write-off of Lumisys technology	III	5	(2)	3
22	Far East accrual reversal	II	(2)	1	(1)
23	Denmark valuation allowance	II	—	—	—
20	New York sales & use tax accrual reversal	II	—	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—
	Worldwide pension	IV	—	—	—
	Sales returns	IV	—	—	—
	Picturevision	IV	—	—	—
	Disney contract	IV	—	—	—
	Switzerland pension	IV	—	—	—
	Netherlands pension	IV	—	—	—
	Burrell	IV	—	—	—
	Qualex	IV	—	—	—
	Global Valuation Project	IV	(32)	12	(20)

	Subtotal - uncorrected errors and out of period items		7	(6)	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	1	—	1

	Subtotal - subsequently discovered errors		1	—	1

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Inventory	Deferred income tax charges (current)	Goodwill	Other long- term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	(5)	—	—
2	Postretirement benefits methodology	III	—	—	—	—	2
3	France seniority dates	II	—	—	—	—	2
4	Postemployment benefit plan corrections	III	—	—	—	—	5
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(11)
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	(4)
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—
9	SAP translation	III	19	—	—	—	—
10	Walgreen’s exclusivity charge	III	—	—	—	—	(27)
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	2	—
12	Spousal travel issue	II	—	—	—	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	5	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(3)	—	—	—
17	Accrual for charitable contributions	III	—	—	—	—	—
18	Write-off of Lumisys technology	III	—	—	(5)	—	—
22	Far East accrual reversal	II	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	(3)	—	—
20	New York sales & use tax accrual reversal	II	—	—	(1)	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	(1)	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	—
	Worldwide pension	IV	—	—	3	—	—
	Sales returns	IV	—	—	—	—	—
	Picturevision	IV	—	—	—	—	7
	Disney contract	IV	—	—	(3)	—	—
	Switzerland pension	IV	—	—	(5)	—	—
	Netherlands pension	IV	—	—	(1)	—	—
	Burrell	IV	—	—	6	—	(15)
	Qualex	IV	—	—	—	—	7
	Global Valuation Project	IV	—	—	—	—	13

	Subtotal - uncorrected errors and out of period items		19	2	(15)	2	(21)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(3)	—	—	—	—

	Subtotal - subsequently discovered errors		(3)	—	—	—	—

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued taxes	Post- employment liabilities	Other LT Liabilities	Retained earnings

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	14	—	(9)
2	Postretirement benefits methodology	III	—	—	(5)	—	3
3	France seniority dates	II	—	—	(5)	—	3
4	Postemployment benefit plan corrections	III	—	—	(13)	—	8
5	KRIP and Qualex census/payment data corrections	II	—	—	—	4	7
6	Healthcare, dental and life insurance benefit payments	II	—	—	11	—	(7)
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—
9	SAP translation	III	—	—	—	—	(19)
10	Walgreen’s exclusivity charge	III	—	10	—	—	17
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	(2)
12	Spousal travel issue	II	(1)	—	—	—	1
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(2)	—	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	1	—	—	2
17	Accrual for charitable contributions	III	(2)	1	—	—	(1)
18	Write-off of Lumisys technology	III	—	2	—	—	3
22	Far East accrual reversal	II	4	(2)	—	—	(2)
23	Denmark valuation allowance	II	—	—	—	—	3
20	New York sales & use tax accrual reversal	II	2	—	—	—	(1)
21	Qualex sales & use tax accrual reversal	II	2	—	—	—	(1)
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	(31)	12	—	—	19
	Worldwide pension	IV	—	—	(7)	—	4
	Sales returns	IV	(2)	1	—	—	1
	Picturevision	IV	—	(3)	—	—	(4)
	Disney contract	IV	8	—	—	—	(5)
	Switzerland pension	IV	—	—	17	—	(12)
	Netherlands pension	IV	—	—	2	—	(1)
	Burrell	IV	—	—	—	—	9
	Qualex	IV	—	(3)	—	—	(4)
	Global Valuation Project	IV	—	—	(34)	—	21

	Subtotal - uncorrected errors and out of period items		(20)	17	(20)	4	30

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	1	—	—	2

	Subtotal - subsequently discovered errors		—	1	—	—	2

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of PP&E	% of Inventory	% of Deferred Taxes (ST)	% of Goodwill	% of Other long term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	0.0%	0.0%	-1.0%	0.0%	0.0%
2	Postretirement benefits methodology	III	0.0%	0.0%	0.0%	0.0%	0.1%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	0.0%	0.0%	0.2%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.0%	-0.5%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.0%	0.0%	-0.2%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%
9	SAP translation	III	0.3%	0.0%	0.0%	0.0%	0.0%
10	Walgreen’s exclusivity charge	III	0.0%	0.0%	0.0%	0.0%	-1.3%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.2%	0.0%
12	Spousal travel issue	II	0.0%	0.0%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.4%	0.0%	0.0%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	-0.3%	0.0%	0.0%	0.0%
17	Accrual for charitable contributions	III	0.0%	0.0%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	0.0%	0.0%	-1.0%	0.0%	0.0%
22	Far East accrual reversal	II	0.0%	0.0%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.0%	0.0%	-0.6%	0.0%	0.0%
20	New York sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Worldwide pension	IV	0.0%	0.0%	0.6%	0.0%	0.0%
	Sales returns	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Picturevision	IV	0.0%	0.0%	0.0%	0.0%	0.3%
	Disney contract	IV	0.0%	0.0%	-0.6%	0.0%	0.0%
	Switzerland pension	IV	0.0%	0.0%	-1.0%	0.0%	0.0%
	Netherlands pension	IV	0.0%	0.0%	-0.2%	0.0%	0.0%
	Burrell	IV	0.0%	0.0%	1.2%	0.0%	-0.7%
	Qualex	IV	0.0%	0.0%	0.0%	0.0%	0.3%
	Global Valuation Project	IV	0.0%	0.0%	0.0%	0.0%	0.6%
	Subtotal - uncorrected errors and out of period items		0.3%	0.2%	-2.9%	0.2%	-1.0%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	-0.1%	0.0%	0.0%	0.0%	0.0%
	Subtotal - subsequently discovered errors

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of A/P and Other current liabilities	% of accrued taxes	% of Post- employment liabilities	% of Other LT Liabilities	% of Shareholders’ equity

Errors included in 2003 Restatement

1	Postretirement benefit true-up	III	0.0%	0.0%	0.5%	0.0%	-0.3%
2	Postretirement benefits methodology	III	0.0%	0.0%	-0.2%	0.0%	0.1%
3	France seniority dates	II	0.0%	0.0%	-0.2%	0.0%	0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	-0.5%	0.0%	0.3%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.6%	0.2%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.4%	0.0%	-0.2%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%
9	SAP translation	III	0.0%	0.0%	0.0%	0.0%	-0.7%
10	Walgreen’s exclusivity charge	III	0.0%	1.8%	0.0%	0.0%	0.6%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.0%	-0.1%
12	Spousal travel issue	II	0.0%	0.0%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	-0.4%	0.0%	0.0%	-0.1%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.2%	0.0%	0.0%	0.1%
17	Accrual for charitable contributions	III	-0.1%	0.2%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	0.0%	0.4%	0.0%	0.0%	0.1%
22	Far East accrual reversal	II	0.1%	-0.4%	0.0%	0.0%	-0.1%
23	Denmark valuation allowance	II	0.0%	0.0%	0.0%	0.0%	0.1%
20	New York sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%	0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	-0.9%	2.2%	0.0%	0.0%	0.7%
	Worldwide pension	IV	0.0%	0.0%	-0.3%	0.0%	0.1%
	Sales returns	IV	-0.1%	0.2%	0.0%	0.0%	0.0%
	Picturevision	IV	0.0%	-0.6%	0.0%	0.0%	-0.1%
	Disney contract	IV	0.2%	0.0%	0.0%	0.0%	-0.2%
	Switzerland pension	IV	0.0%	0.0%	0.6%	0.0%	-0.4%
	Netherlands pension	IV	0.0%	0.0%	0.1%	0.0%	0.0%
	Burrell	IV	0.0%	0.0%	0.0%	0.0%	0.3%
	Qualex	IV	0.0%	-0.6%	0.0%	0.0%	-0.1%
	Global Valuation Project	IV	0.0%	0.0%	-1.2%	0.0%	0.7%
	Subtotal - uncorrected errors and out of period items		-0.6%	3.1%	-0.7%	0.6%	1.04%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.2%	0.0%	0.0%	0.1%
	Subtotal - subsequently discovered errors

Footnotes:

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to the filing of the 2004 10-K and which, therefore, remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company
Analysis of Cumulative Uncorrected Errors on Balance Sheet
Schedule C-1_2002
Fiscal period 2002

			All amounts shown are Debits / (Credits).

			Current year P&L impacts

Adjustment Reference		Adjustment Category	Earnings before taxes	Provision (benefit) for income taxes	Net income

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	—
2	Postretirement benefits methodology	III	—	—	—
3	France seniority dates	II	1	—	1
4	Postemployment benefit plan corrections	III	—	—	—
5	KRIP and Qualex census/payment data corrections	II	2	(1)	1
6	Healthcare, dental and life insurance benefit payments	II	22	(8)	14
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—
9	SAP translation	III	(8)	—	(8)
10	Walgreen’s exclusivity charge	III	(5)	2	(3)
11	Partnership (NexPress) and Imation goodwill	II	(2)	—	(2)
12	Spousal travel issue	II	2	(1)	1
13	Pension dispute with government	III	2	—	2
14	Real estate fee	II	7	(3)	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	—	—
17	Accrual for charitable contributions	III	3	(1)	2
19	Accrual of Warner Bros. Rebate	III	2	(1)	1
18	Write-off of Lumisys technology	III	(1)	—	(1)
22	Far East accrual reversal	II	—	—	—
23	Denmark valuation allowance	II	—	1	1
20	New York sales & use tax accrual reversal	II	—	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	—
26	Australia deferred tax adjustment	II	—	(3)	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	3	3
25	Record release of valuation allowance in proper period	II	—	(15)	(15)
	Cumulative rounding adjustments		—	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	(31)	12	(19)
	Worldwide pension	IV	(7)	3	(4)
	Sales returns	IV	(2)	1	(1)
	Picturevision	IV	7	(3)	4
	Disney contract	IV	8	(3)	5
	Switzerland pension	IV	17	(5)	12
	Netherlands pension	IV	2	(1)	1
	Burrell	IV	(15)	6	(9)
	Qualex	IV	7	(3)	4
	Global Valuation Project	IV	(34)	13	(21)

	Subtotal - uncorrected errors and out of period items		(23)	(7)	(30)

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	2	(1)	1

	Subtotal - subsequently discovered errors		2	(1)	1

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Property, plant and equipment, net	Inventory	Deferred income tax charges (current)	Goodwill	Other long- term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	(5)	—	—
2	Postretirement benefits methodology	III	—	—	—	—	2
3	France seniority dates	II	—	—	—	—	3
4	Postemployment benefit plan corrections	III	—	—	—	—	5
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	(8)
6	Healthcare, dental and life insurance benefit payments	II	—	—	—	—	4
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	—	—	—
9	SAP translation	III	27	—	—	—	—
10	Walgreen’s exclusivity charge	III	—	—	—	—	(21)
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	3	—
12	Spousal travel issue	II	—	—	—	—	—
13	Pension dispute with government	III	—	—	—	—	—
14	Real estate fee	II	—	—	—	—	—
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	5	—	—	—
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	(3)	—	—	—
17	Accrual for charitable contributions	III	—	—	—	—	—
19	Accrual of Warner Bros. Rebate	III	—	—	—	—	—
18	Write-off of Lumisys technology	III	—	—	(4)	—	—
22	Far East accrual reversal	II	—	—	—	—	—
23	Denmark valuation allowance	II	—	—	(4)	—	—
20	New York sales & use tax accrual reversal	II	—	—	(1)	—	—
21	Qualex sales & use tax accrual reversal	II	—	—	(1)	—	—
26	Australia deferred tax adjustment	II	—	—	—	—	3
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	(3)
25	Record release of valuation allowance in proper period	II	—	—	—	—	15
	Cumulative rounding adjustments		—	—	—	—	—
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	—
	Worldwide pension	IV	—	—	—	—	—
	Sales returns	IV	—	—	—	—	—
	Picturevision	IV	—	—	—	—	—
	Disney contract	IV	—	—	—	—	—
	Switzerland pension	IV	—	—	—	—	—
	Netherlands pension	IV	—	—	—	—	—
	Burrell	IV	—	—	—	—	—
	Qualex	IV	—	—	—	—	—
	Global Valuation Project	IV	—	—	—	—	—

	Subtotal - uncorrected errors and out of period items		27	2	(15)	3	—

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	(5)	—	—	—	—

	Subtotal - subsequently discovered errors		(5)	—	—	—	—

			Cumulative uncorrected balance sheet impact

Adjustment Reference		Adjustment Category	Accounts payable and other current liabilities	Accrued taxes	Post- employment liabilities	Other LT Liabilities	Retained earnings

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	—	—	14	—	(9)
2	Postretirement benefits methodology	III	—	—	(5)	—	3
3	France seniority dates	II	—	—	(7)	—	4
4	Postemployment benefit plan corrections	III	—	—	(13)	—	8
5	KRIP and Qualex census/payment data corrections	II	—	—	—	—	8
6	Healthcare, dental and life insurance benefit payments	II	—	—	(10)	—	6
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	—	—	(1)	—	1
9	SAP translation	III	—	—	—	—	(27)
10	Walgreen’s exclusivity charge	III	—	8	—	—	13
11	Partnership (NexPress) and Imation goodwill	II	—	—	—	—	(3)
12	Spousal travel issue	II	(2)	1	—	—	1
13	Pension dispute with government	III	(2)	1	—	—	1
14	Real estate fee	II	(7)	3	—	—	4
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	—	(2)	—	—	(3)
16	Recording of OTUC bodies LIFO inventory adjustment	II	—	1	—	—	2
17	Accrual for charitable contributions	III	(4)	2	—	—	2
19	Accrual of Warner Bros. Rebate	III	(2)	1	—	—	1
18	Write-off of Lumisys technology	III	—	2	—	—	2
22	Far East accrual reversal	II	—	1	—	—	(1)
23	Denmark valuation allowance	II	—	—	—	—	4
20	New York sales & use tax accrual reversal	II	2	—	—	—	(1)
21	Qualex sales & use tax accrual reversal	II	2	—	—	—	(1)
26	Australia deferred tax adjustment	II	—	—	—	—	(3)
27	Deferred Tax Spain Valuation Adjustment	II	—	—	—	—	3
25	Record release of valuation allowance in proper period	II	—	—	—	—	(15)
	Cumulative rounding adjustments		(1)	—	—	—	1
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	—	—	—	—	—
	Worldwide pension	IV	—	—	—	—	—
	Sales returns	IV	—	—	—	—	—
	Picturevision	IV	—	—	—	—	—
	Disney contract	IV	—	—	—	—	—
	Switzerland pension	IV	—	—	—	—	—
	Netherlands pension	IV	—	—	—	—	—
	Burrell	IV	—	—	—	—	—
	Qualex	IV	—	—	—	—	—
	Global Valuation Project	IV	—	—	—	—	—

	Subtotal - uncorrected errors and out of period items		(14)	18	(22)	—	1

Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	—	2	—	—	3

	Subtotal - subsequently discovered errors		—	2	—	—	3

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of PP&E	% of Inventory	% of Deferred Taxes (ST)	% of Goodwill	% of Other long- term assets

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	0.0%	0.0%	-1.0%	0.0%	0.0%
2	Postretirement benefits methodology	III	0.0%	0.0%	0.0%	0.0%	0.1%
3	France seniority dates	II	0.0%	0.0%	0.0%	0.0%	0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	0.0%	0.0%	0.2%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.0%	-0.3%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	0.0%	0.0%	0.2%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%
9	SAP translation	III	0.5%	0.0%	0.0%	0.0%	0.0%
10	Walgreen’s exclusivity charge	III	0.0%	0.0%	0.0%	0.0%	-0.9%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.3%	0.0%
12	Spousal travel issue	II	0.0%	0.0%	0.0%	0.0%	0.0%
13	Pension dispute with government	III	0.0%	0.0%	0.0%	0.0%	0.0%
14	Real estate fee	II	0.0%	0.0%	0.0%	0.0%	0.0%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	0.5%	0.0%	0.0%	0.0%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	-0.3%	0.0%	0.0%	0.0%
17	Accrual for charitable contributions	III	0.0%	0.0%	0.0%	0.0%	0.0%
19	Accrual of Warner Bros. Rebate	III	0.0%	0.0%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	0.0%	0.0%	-0.8%	0.0%	0.0%
22	Far East accrual reversal	II	0.0%	0.0%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.0%	0.0%	-0.8%	0.0%	0.0%
20	New York sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	0.0%	0.0%	-0.2%	0.0%	0.0%
26	Australia deferred tax adjustment	II	0.0%	0.0%	0.0%	0.0%	0.1%
27	Deferred Tax Spain Valuation Adjustment	II	0.0%	0.0%	0.0%	0.0%	-0.1%
25	Record release of valuation allowance in proper period	II	0.0%	0.0%	0.0%	0.0%	0.6%
	Cumulative rounding adjustments		0.0%	0.0%	0.0%	0.0%	0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Worldwide pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Sales returns	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Picturevision	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Disney contract	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Switzerland pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Netherlands pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Burrell	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Qualex	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Global Valuation Project	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - uncorrected errors and out of period items		0.5%	0.2%	-2.9%	0.3%	0.0%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	-0.1%	0.0%	0.0%	0.0%	0.0%
	Subtotal - subsequently discovered errors

			Gross materiality analysis

Adjustment Reference		Adjustment Category	% of A/P and Other current liabilities	% of accrued taxes	% of Post- employment liabilities	% of Other LT Liabilities	% of Shareholders’ equity

Errors included in 2003 Restatement
1	Postretirement benefit true-up	III	0.0%	0.0%	0.4%	0.0%	-0.3%
2	Postretirement benefits methodology	III	0.0%	0.0%	-0.1%	0.0%	0.1%
3	France seniority dates	II	0.0%	0.0%	-0.2%	0.0%	0.1%
4	Postemployment benefit plan corrections	III	0.0%	0.0%	-0.4%	0.0%	0.3%
5	KRIP and Qualex census/payment data corrections	II	0.0%	0.0%	0.0%	0.0%	0.3%
6	Healthcare, dental and life insurance benefit payments	II	0.0%	0.0%	-0.3%	0.0%	0.2%
7, 8	Postretirement death benefit adjustment and Postretirement liability relating to Verbatim divestiture	II	0.0%	0.0%	0.0%	0.0%	0.0%
9	SAP translation	III	0.0%	0.0%	0.0%	0.0%	-1.0%
10	Walgreen’s exclusivity charge	III	0.0%	1.4%	0.0%	0.0%	0.5%
11	Partnership (NexPress) and Imation goodwill	II	0.0%	0.0%	0.0%	0.0%	-0.1%
12	Spousal travel issue	II	-0.1%	0.2%	0.0%	0.0%	0.0%
13	Pension dispute with government	III	-0.1%	0.2%	0.0%	0.0%	0.0%
14	Real estate fee	II	-0.2%	0.5%	0.0%	0.0%	0.1%
15	Recording of one-time use camera (“OTUC”) bodies inventory	III	0.0%	-0.3%	0.0%	0.0%	-0.1%
16	Recording of OTUC bodies LIFO inventory adjustment	II	0.0%	0.2%	0.0%	0.0%	0.1%
17	Accrual for charitable contributions	III	-0.1%	0.3%	0.0%	0.0%	0.1%
19	Accrual of Warner Bros. Rebate	III	-0.1%	0.2%	0.0%	0.0%	0.0%
18	Write-off of Lumisys technology	III	0.0%	0.3%	0.0%	0.0%	0.1%
22	Far East accrual reversal	II	0.0%	0.2%	0.0%	0.0%	0.0%
23	Denmark valuation allowance	II	0.0%	0.0%	0.0%	0.0%	0.1%
20	New York sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%	0.0%
21	Qualex sales & use tax accrual reversal	II	0.1%	0.0%	0.0%	0.0%	0.0%
26	Australia deferred tax adjustment	II	0.0%	0.0%	0.0%	0.0%	-0.1%
27	Deferred Tax Spain Valuation Adjustment	II	0.0%	0.0%	0.0%	0.0%	0.1%
25	Record release of valuation allowance in proper period	II	0.0%	0.0%	0.0%	0.0%	-0.5%
	Cumulative rounding adjustments		0.0%	0.0%	0.0%	0.0%	0.0%
Items corrected prior to 01/01/03
	HI Dealer Rebate	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Worldwide pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Sales returns	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Picturevision	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Disney contract	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Switzerland pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Netherlands pension	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Burrell	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Qualex	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Global Valuation Project	IV	0.0%	0.0%	0.0%	0.0%	0.0%
	Subtotal - uncorrected errors and out of period items		-0.4%	3.1%	-0.6%	0.0%	0.04%
Errors discovered subsequent to filing of 2004 10-K
48	Capitalized Interest	V	0.0%	0.3%	0.0%	0.0%	0.11%
	Subtotal - subsequently discovered errors

Footnotes:

Adjustment Categories:
I	Adjustments for the accounting errors identified during our 2004 year-end closing process that should be and were recorded in Q4 2004.

II	Adjustments for the accounting errors identified during our 2004 year-end closing process that were booked in prior periods as part of the restatement.

III

Adjustments primarily representing out of period errors that were previously identified and corrected in 2003 and 2004 when the items originally became known (based on the Company’s materiality assessment).

IV	Adjustments representing out of period errors that were identified and recorded in 2002 when the items originally became known (based on the Company’s contemporaneous materiality assessment).

V	Errors which were discovered subsequent to filing of the 2004 10-K and which therefore remain uncorrected in the 2004 10-K. See Company’s response to the eighth bullet within Comment 3.

Eastman Kodak Company	Schedule D
Significant Subsidiary Test - KPG Acquistion
April 1, 2005

(Amounts in Millions)

INVESTMENT TEST:
The registrant’s and its other subsidiaries’ investment in and any advances to the subsidiary exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	817.0
EK 12/31/04 Total Assets	$14,737

% Calculated	5.54%	DOES NOT EXCEED 20%

ASSET TEST:
The registrant’s and its other subsidiaries’ proportionate share of total assets exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	655.0
EK 12/31/04 Total Assets	$14,737

% Calculated	4.44%	DOES NOT EXCEED 20%

INCOME TEST:
The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes exceeds 20% of such consolidated income or, in certain instances described in Regulation S-X Rule 1-02(w), the average of such consolidated income for the most recent five years.

	INCOME

Kodak Polychrome Graphics (KPG)	78.6
Kodak 5-year average earnings - adjusted	$643

% Calculated	12.2%	DOES NOT EXCEED 20%

Computational notes:
(1) -

When a loss has been incurred by either the parents and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant for purposes of the computation.

(2) -

If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing average income.

(3) -

Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

The calculated 5-year average of net earnings from continuing operations before income taxes is as follows:

2004	$(94)
2003	104
2002	894
2001	83
2000	2,132
	3,213	omit 2004 per note (2)
5-year average	$643

Eastman Kodak Company	Schedule E
Significant Subsidiary Test - KPG Acquisition
April 1, 2005

(Amounts in Millions)

INVESTMENT TEST:
The registrant’s and its other subsidiaries’ investment in and any advances to the subsidiary exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	817.0
EK 12/31/04 Total Assets	$14,737

% Calculated	5.54%	DOES NOT EXCEED 20%

ASSET TEST:
The registrant’s and its other subsidiaries’ proportionate share of total assets exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	655.0
EK 12/31/04 Total Assets	$14,737

% Calculated	4.44%	DOES NOT EXCEED 20%

INCOME TEST:
The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes exceeds 20% of such consolidated income or, in certain instances described in Regulation S-X Rule 1-02(w), the average of such consolidated income for the most recent five years.

	INCOME

Kodak Polychrome Graphics (KPG)	79.0
Kodak 2004 Absolute Value of Loss	$94

% Calculated	84.0%	EXCEEDS 20%

Computational notes:
(1) -

When a loss has been incurred by either the parents and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant for purposes of the computation.

(2) -

If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should  be omitted for purposes of computing average income. Note that if the most recent year is a loss, the income averaging approach may not be used. Instead, use the absolute value of the current year loss as the denominator.

(3) -

Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

The calculated 5-year average of net earnings from continuing operations before income taxes is as follows:

2004	$(94)	Current year loss - use absolute value as the denominator
2003	104
2002	894
2001	83
2000	2,132
	3,213	omit 2004 per note (2)
5-year average	$643

Eastman Kodak Company	Schedule F
Significant Subsidiary Test - KPG
December 31, 2004

(Amounts in Millions)

INVESTMENT TEST:
The registrant’s and its other subsidiaries’ investment in and any advances to the subsidiary exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	389.0
EK 12/31/04 Total Assets	$14,737

% Calculated	2.64%	DOES NOT EXCEED 10%

ASSET TEST:
The registrant’s and its other subsidiaries’ proportionate share of total assets exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	661.0
EK 12/31/04 Total Assets	$14,737

% Calculated	4.49%	DOES NOT EXCEED 10%

INCOME TEST:
The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes exceeds 20% of such consolidated income or, in certain instances described in Regulation S-X Rule 1-02(w), the average of such consolidated income for the most recent five years.

	INCOME

Kodak Polychrome Graphics (KPG)	53.0
Kodak 5-year average earnings	$643

% Calculated	8.2%	DOES NOT EXCEED 10%

Computational notes:
(1) -

When a loss has been incurred by either the parents and its subsidiaries consolidated or the tested subsidiary, but not both, the equity  in the income or loss of the tested subsidiary should be excluded from the income of the registrant for purposes of the computation.

(2) -

If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing average income.

(3) -

Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

The calculated 5-year average of net earnings from continuing operations before income taxes is as follows:

2004	$(94)
2003	104
2002	894
2001	83
2000	2,132
	3,213	omit 2004 per note (2)
5-year average	$643

Eastman Kodak Company	Schedule G
Significant Subsidiary Test - KPG
December 31, 2004

(Amounts in Millions)

INVESTMENT TEST:
The registrant’s and its other subsidiaries’ investment in and any advances to the subsidiary exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	389.0
EK 12/31/04 Total Assets	$14,737

% Calculated	2.64%	DOES NOT EXCEED 10%

ASSET TEST:
The registrant’s and its other subsidiaries’ proportionate share of total assets exceeds 20% of consolidated assets.

Kodak Polychrome Graphics (KPG)	661.0
EK 12/31/04 Total Assets	$14,737

% Calculated	4.49%	DOES NOT EXCEED 10%

INCOME TEST:
The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes exceeds 20% of such consolidated income or, in certain instances described in Regulation S-X Rule 1-02(w), the average of such consolidated income for the most recent five years.

	INCOME

Kodak Polychrome Graphics (KPG)	53.0
Kodak 2004 Absolute Value of Loss	$94

% Calculated	56.4%	EXCEEDS 10% and 20%

Computational notes:
(1) -

When a loss has been incurred by either the parents and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant for purposes of the computation.

(2) -

If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing average income. Note that if the most recent year is a loss, the income averaging approach may not be used. Instead, use the absolute value of the current year loss as the denominator.

(3) -

Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

The calculated 5-year average of net earnings from continuing operations before income taxes is as follows:

2004	$(94)	Current year loss - use absolute value as the denominator
2003	104
2002	894
2001	83
2000	2,132
	3,213	omit 2004 per note (2)
5-year average	$643

Eastman Kodak Company	Schedule H
5-Year Trend Analysis: Earnings from continuing operations

Dollars in Millions

	Year Ended December 31,

	2000 (1)	2001 (1)	2002 (1)	2003	2004 (2)

Earnings from continuing operations, as originally reported	1,407	76	793	199	187

Year-over-year Percentage (Decrease)/Increase		-95%	943%	-75%	-6%

Earnings from continuing operations, as (if) restated (1)	1,416	75	823	189	81

Year-over-year Percentage (Decrease)/Increase		-95%	997%	-77%	-57%

Earnings from continuing operations, adjusted for subsequently discovered errors (3)	1,416	74	822	188	80

Year-over-year Percentage (Decrease)/Increase		-95%	1,011%	-77%	-57%

(1)	Periods not restated based on the Company’s materiality analyses - please see the Company’s response to the first bullet in Comment 2.

(2)	Reflects the full year earnings from continuing operations as reported on the Company’s Press Release dated January 26, 2005 (prior to any restatement entries).

(3)	Please see the Company’s response to the eighth bullet of Comment 3.

Schedule I

In response to the first bullet of comment 1, to facilitate the Staff’s understanding of the reasons for the restatements as requested, the Company has included within this Schedule I a comprehensive discussion of each of the adjustments recorded in the restatement process.

The Company notes that these errors were identified in connection with either (1) our normal period-end closing process, (2) our work relating to internal controls over financial reporting and (3) the work performed by our independent auditors, PricewaterhouseCoopers LLP.

Pension and other postretirement benefits:

1.     Postretirement benefit true-up

Discussion of adjustment
During 2003, based on work performed by the Company’s global actuary, it was determined that the actuarial calculation historically performed for the Company’s U.S. post-retirement benefits liability did not properly reflect the terms and conditions of the underlying plans.  In addition, certain census data provided to the third party actuary in prior years contained inaccurate dates that impacted the benefit calculation.

Accounting for the adjustment
As a result of correcting these items that arose and accumulated over a number of years prior to 2003, a $14 million credit was recorded in the fourth quarter of 2003 based on the Company’s materiality assessment.  As part of the restatement of the 2003 quarterly financial statements, an adjustment has been recorded to reverse this out-of-period credit recorded in the fourth quarter of 2003.  In addition, a credit of $14 million has been included as part of the Net Adjustment as it relates to periods prior to 2003.  Note that a portion of the above adjustment has been recorded as part of discontinued operations based on the sale of the Company’s RSS subsidiary.

Allocation assumptions (if any)
Given the nature of the liability and the time horizon over which the error accumulated, through discussions with our global actuary, the Company has determined that the error substantially relates to periods prior to fiscal 2000.  Given the immateriality of the adjustment relative to the total postretirement liability, the impact on the statement of operations for 2002, 2001 and 2000 would be very immaterial and, therefore, the materiality assessments for those periods do not reflect any amounts relating to this issue.

1

2.     Postretirement benefits methodology

Discussion of adjustment
During the first quarter of 2004, it was determined that the actuarial valuation of the Company’s U.S. postretirement benefits liability did not properly reflect the contributions to be made by the Company on behalf of certain designated groups of retirees to subsidize their benefits.  Based on its materiality assessment, the Company originally recorded a $4.8 million charge in Q1 of 2004 to correct this error, which arose and accumulated over a number of prior years.  As a result of the restatement, an adjustment has been recorded to reverse the out-of-period charge recorded in Q1 of 2004.  In addition, a debit of $4.5 million has been included as part of the Net Adjustment as it relates to periods prior to 2003.

Accounting for the adjustment
As these amounts were not recorded historically, but corrected as an out-of-period item in Q1 2004, an adjustment has been recorded to reverse the out-of-period charge recorded in Q1 of 2004 and record a debit of $4.5 million as part of the Net Adjustment.

Allocation assumptions (if any)
Given the nature of the liability and the time horizon over which the error accumulated, through discussions with our global actuary, the Company has determined that the error substantially relates to periods prior to fiscal 2000.  Given the immateriality of the adjustment relative to the total postretirement liability, the impact on the statement of operations for 2002, 2001 and 2000 would be very immaterial and, therefore, the materiality assessments for those periods do not reflect any amounts relating to this issue.

3.     France seniority dates

Discussion of adjustment
This journal entry is to record an adjustment to the Company’s France Top Hat employee benefit plan for an error that arose and accumulated over a number of years prior to 2003. The Company discovered that the seniority dates being used for the actuarial valuation were incorrect for several prior years. An outside third party administrator provided these seniority dates to the actuary and the error was due to a misunderstanding of the correct date to use.

Accounting for the adjustment
This journal entry is to reflect the adjustment to the valuation for the correction of this error. The amount of $6.5 million was included in the Net Adjustment for the portion of the error that relates to periods prior to fiscal 2003.  The total amount of the error and the periods to which the errors belong were determined by the Company’s global actuary.

2

Allocation assumptions (if any)
No allocation assumptions were used.

4.     Postemployment benefit plan corrections

Discussion of adjustment
In Q4 of 2003 it was determined that the postemployment liability required correction for three issues:  (1) the discount rate historically used by the Company to value the long-term disability component of the postemployment liability was not properly aligned with the duration of the expected settlement of this obligation; (2) the Company had made certain changes to the plan in Q3 2003, which had the effect of lowering the postemployment liability; however, the impact of those changes that related to Q3 2003 were inadvertently not recorded in Q3 2003 and, therefore, need to be corrected in Q4 2003; and (3) the year-end true-up of the liability.  Based on calculations performed by our global actuary, the Company recorded adjustments in Q4 2003 to correct the postemployment liability as follows:  (1) the correction of the discount rate issue resulted in the recording of a $12.6 million charge; (2) the correction of the plan changes resulted in a $12.5 million credit; and (3) the year-end true-up resulted in the recording of a $13.2 million credit.  These items were corrected in Q4 2003, based on the Company’s materiality assessment.  As a result of the restatement, the Company recorded the following adjustments:  (1) the charge of $12.6 million to correct the discount rate issue was reversed from Q4 2003 and recorded as part of the Net Adjustment, as the amount relates to periods prior to 2003; (2) $6.3 million of the $12.5 million credit relating to the plan changes was reversed from Q4 2003 and recorded in the proper period, Q3 2003; and (3) a portion of the year-end true-up of $13.2 million was reversed and recorded in the appropriate quarters within 2003.

Accounting for the adjustment
Please see discussion immediately above.

Note that a portion of the above adjustment has been recorded as part of the discontinued operations based on the sale of the Company’s RSS subsidiary.

Allocation assumptions (if any)
No allocation assumptions were used.

5.     KRIP and Qualex census/payment data corrections

Discussion of adjustment
This journal entry is to record an adjustment to the Company’s Kodak Retirement Income Plan (KRIP).  A reconciliation performed by the Company of the benefit payment data supplied by Mellon bank to the census data used in the actuarial

3

valuation indicated that a number of retirees listed on the payment register were not included in the actuary’s valuation and vice versa.    As a result of this error, the Company engaged its global actuary to perform a revaluation of the plan for these affected individuals from 1987 to 2004 to determine the amount of the necessary adjustments and the periods in which the corrections belong.

This journal entry is also capturing the adjustment to the Qualex pension plan.  A reconciliation of the participant data between the census data used by the actuary and the employee data in the HR/payroll system revealed several different errors (participants were improperly excluded from the census, participants hire date was incorrect on the census, participants were incorrectly included in the census as retirees receiving payments when they were deceased, etc.).  As a result of this error, the Company engaged its global actuary to calculate the amount of the error and the periods in which the corrections belong.

Accounting for the adjustment
The Company recorded an adjustment in the restatement to correct for costs relating to both of these errors that were previously not recorded as the issue was identified in Q4 2004.  The amounts relating to periods prior to 2003 were included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

6.     Healthcare, dental and life insurance benefit payments

Discussion of adjustment
This entry is to record an adjustment to correct its postretirement liability relating to healthcare, dental and life insurance benefits.  The error resulted from the erroneous belief that actual payment data for these benefits could not be captured at the required level of detail to enable the appropriate roll forward of the liability on a quarterly and annual basis.  As a result of this belief, actuarially determined expected benefit payments were used in lieu of actual payment data to rollforward the liability and as input to the actuarial valuations. Without the actual payment data, the actuarial loss was not being calculated appropriately and, therefore, the related amortization impacting the net postretirement benefit cost was not correct.  This adjustment corrects the error.

Accounting for the adjustment
This entry reflects the correction resulting from the use of actual payment data determined through existing internal reports.  An amount was included in the Net Adjustment to record the effects of the errors relating to periods prior to 2003.  The amount of the error and the period impacts were based on the calculations provided by the Company’s global actuary.

4

Allocation assumptions (if any)
No allocation assumptions were used.

7.     Postretirement death benefit adjustment

Discussion of adjustment
This entry is to correct the death benefit obligation within the total postretirement liability.  During the reconciliation of census data to Mellon payment data, it was identified that deceased participants were inappropriately included in the census data used by the actuary to value this plan.

Accounting for the adjustment
This entry is to correct for the impact of removing the deceased participants from the valuation.  An amount was included in the Net Adjustment to record the effects for the periods prior to 2003.  The impact to the 2003 and 2004 years was properly recorded among the 4 quarters in each year.  The corrections by period were determined through the reperformance of the actuarial valuations by the Company’s global actuary.

Allocation assumptions (if any)
No allocation assumptions were used.

8.     Postretirement liability relating to the Verbatim divestiture

Discussion of adjustment
This journal entry is to correct the postretirement liability that was retained by the Company relating to its divestiture of Verbatim.  During the reconciliation of census data, it was found that employees involved in the Verbatim divestiture, which occurred prior to 2003, had been improperly excluded from the census data provided to the actuary.

Accounting for the adjustment
This entry is a correction to include these participants in the valuation as the liability was retained by the Company.  An amount was included in the Net Adjustment to record the correction of the error relating to periods prior to 2003.  The impact to the 2003 and 2004 years was properly recorded among the 4 quarters in each year.  The prior period amounts were determined through reperformance of the actuarial valuations by the Company’s global actuary.

Allocation assumptions (if any)
No allocation assumptions were used.

5

Translation of depreciation expense:

9.     SAP translation

Discussion of the adjustment
In Q3 of 2004, it was determined that the Company’s foreign currency translation procedure within its SAP general ledger accounting system was inappropriately translating local currency depreciation charges for its international reporting units into U.S. dollars for purposes of consolidating the Company’s results (the SAP Translation Issue).

Specifically, the SAP Translation Issue stems from the fact that, when assets are recorded in the SAP fixed asset subledger at the time of capitalization in local currency, the fixed asset subledger determines the U.S. dollar equivalent cost at the exchange rate in effect at the date of capitalization.  From that point forward, as depreciation is recorded in local currency, the U.S. dollar equivalent of those local currency depreciation charges are recorded (for purposes of the Company’s consolidated, externally-reported results) based on the same exchange rate that was in effect at the time the asset was initially capitalized, as opposed to the average exchange rate in effect for the reporting period in accordance with FAS 52.

As a result of the Company’s investigation procedures performed to determine if the depreciation issue was an isolated incident, the Company determined that it had the same issue with respect to the recording of gains and losses resulting from the sale or abandonment of fixed assets.

Accounting for the adjustment
As a result of the identification and subsequent analysis of this issue in Q3 2004, the Company recorded an adjustment of $0.2 million in Q3 2004, based on its materiality assessment, for the cumulative effect of this error. The impacts of the SAP Translation Issue on the periods affected were determined through detailed analysis performed utilizing the SAP system and based on the historical rates that SAP originally utilized versus the appropriate average rates.  The correct translation was calculated based on actual transactions that occurred in each period.  This approach is appropriate as it represents the correct accounting under GAAP, as it would have been applied in the respective periods at the greatest level of detail available.  As a result of the restatement, the Company reversed the adjustment originally recorded in Q3 2004 and recorded restatement adjustments to correct the misstatements by quarter in the appropriate periods, including an amount in the Net Adjustment for the portion of the error relating to periods prior to fiscal 2003.

6

Allocation Assumptions (if any)
No allocation assumptions were used.

Exclusivity asset write-off:

10.     Walgreen’s exclusivity charge

Please see the Company’s detailed response relating to this issue in comment 4.

Other Miscellaneous adjustments included in the Net Adjustment

11.     Partnership (NexPress) and Imation goodwill

Discussion of adjustment
Please see the Company’s detailed response relating to this issue in comment 7.

12.     Spousal travel issue

Discussion of adjustment
In Q4 2004, an entry was initially identified and recorded to recognize an amount due to the federal government for the exclusion of income on various employees W-2’s.  The taxable income to these individuals should have been recorded on their W-2’s related to trips granted to employees for spousal travel or for travel provided as gifts dating back to the year 2001.  The Company brought this to the attention of the IRS and settled the tax liability on behalf of the employees.  As a result, in Q4 prior to the Company’s Q4 and full-year 2004 earnings release, the Company recorded a charge for the payroll taxes and employee’s income taxes related to the value of the spousal travel excluded from employees’ W-2’s for trips occurring prior to Q4 2004.

Accounting for the adjustment
As part of the restatement of the 2003 and 2004 quarters, adjustments were recorded to reverse the out-of-period charge originally booked in Q4 2004, prior to the Company’s Q4 and full-year 2004 earnings release, and to record the charges in the appropriate periods within 2003 and 2004, including an amount in the Net Adjustment to correct the portion of the error relating to periods prior to fiscal 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

7

13.     Pension dispute with government

Discussion of adjustment
The Company and the U.S. Government were in dispute over certain pension issues relating to the Company’s recovery of incurred costs on government contracts.  The government claimed that the Company had overbilled the government during the years 1984 through 1986 for costs relating to its pension plan.  The Company refuted this claim.  The Company received a notification on January 16, 2003 that indicated that Kodak had lost its appeal on the 1984-1986 issue.   The issue represented a Type I subsequent event relating the fourth quarter of 2002.  The Company recorded an out of period charge for the interest expense of $2.1M in Q1 2003 to correct the error, based on the Company’s materiality assessment.

Accounting for the adjustment
At December 31, 2002, the Company did not originally record the charge of $2.1 million due to the fact that we believed we had a defensible position with respect to the government’s claims.  However, when the Company lost its appeal subsequent to the balance sheet date but before the issuance of its financial statements for Q4 and full-year 2002, the issue qualified for Type 1 subsequent event treatment and, therefore, should have been accrued as of and for the fourth quarter ended December 31, 2002.  However, based on its materiality assessment, the Company determined that the amount was immaterial for adjustment to the December 31, 2002 financial statements. The Company instead recorded an out of period charge for the interest expense of $2.1M in Q1 2003. Given that this adjustment should have been recorded as of December 31, 2002, the amount of $2.1 million is included in the Net Adjustment as part of the restatement.

Allocation assumptions (if any)
No allocation assumptions were used.

14.     Real estate fee

Discussion of adjustment
In May 2002, the Company entered into a contract with Empire Valuation Services to provide professional services relating to negotiating a tax assessment reduction for the Company’s Kodak Park facility located in Greece, NY and Rochester, NY.  In January 2005, the Corporate Audit Department (CAD) of the Company identified a $2 million payment to Empire Valuation Services for services rendered.  CAD investigated the item and learned the following pieces of information:

•	Original contract was signed in May 2002.
•	The Company paid the first installment of $966K in Q1 2003 and set up a prepaid asset for 2003, which was amortized in 2003.
•	The Company paid the second installment of $966K in Q4 2003 and set up a prepaid asset for 2004, which was amortized in 2004.

8

•

Amendment was signed in September 2004 stating that both parties agreed to a revised payment schedule of $5M (to be paid January 10, 2005 ($2M), January 10, 2006 ($1.75M) and January 10, 2007 ($1.25M).  Note that January 10, 2005 payment was paid and verified by CAD as noted above.

During the restatement process, the Company determined that the services under this contract were all rendered to the Company in Q4 2002 and the payments were all earned (there was no contingent aspects of the fee), they were simply being made over time.  Therefore, the related fee of $6.9 million should have been accrued its entirety in that quarter.

Accounting for the adjustment
As part of the restatement, the Company reversed the amortization impacts from the 2003 and 2004 quarters, and included the full amount of the accrual in the Net Adjustment, as the entire expense relates to Q4 2002.

Allocation assumptions (if any)
No allocation assumptions were used.

15.     Recording of one-time use camera (“OTUC”) bodies inventory

Discussion of adjustment
Kodak utilizes recycled OTUC bodies within their manufacturing operations.  Prior to Q3 2004, Kodak incorrectly accounted for the recycled camera bodies as a non-inventoriable item by expensing the recycled camera bodies when acquired.

Accounting for the adjustment
When this issue was identified during Q3 2004, based on its materiality assessment, management recorded an adjustment to recognize the entire amount of items on-hand at that time as inventory.  As part of the restatement of the 2003 and 2004 quarters, an adjustment was recorded to reverse the out-of-period credit originally booked in Q3 2004 and to record the cost of goods sold impacts based on estimated OTUC body inventory movements in the appropriate periods, including an amount in the Net Adjustment for the portion of the error relating to periods prior to fiscal 2003.

Allocation assumptions (if any)
The cumulative out of period cost of goods sold impact as of January 1, 2003 that was included in the Net Adjustment was based on actual OTUC body inventory information as of that date.  For periods prior to 2003, the company estimated the OTUC body inventory movements and, therefore, the cost of goods sold impacts for those periods based on actual inventory information for 2003 and 2004 and OTUC sales data for 2003, 2004 and the prior years.  Based on the Company’s review of this information, the Company’s assumption that the inventory levels remained flat during the years 2000 through 2002 and, therefore, there are no cost of goods sold impacts to consider in the Company’s materiality assessments for those periods, is reasonable in all material respects.

9

16.     Recording of OTUC bodies LIFO inventory adjustment

Discussion of adjustment
This entry is to record the LIFO effect of the OTUC inventory adjustment discussed in entry15. above due to the fact that the cost of inventories in the U.S. is determined by the LIFO method while the adjustment in entry 15. was recorded on the FIFO method.

Accounting for the adjustment
Kodak recorded an adjustment to establish the LIFO reserve for this inventory (LIFO inventory is 45% of standard cost) based on the amount of OTUC inventory that was on hand at the end of each quarter, based on the restatement entries recorded under entry15. above.  Kodak remains in the original base layer of LIFO inventory; therefore, the method is appropriate.

Allocation assumptions (if any)
This adjustment was allocated to prior periods based on the same methodology applied in entry 15. above.

17.     Accrual for charitable contributions

Discussion of adjustment
In the past, the Company was incorrectly accounting for charitable contributions using the cash method, which resulted in the Company’s recording the related charge at the time of actual payment to the charitable organization rather than in the period in which the unconditional commitment was made.  When the Company first identified this in Q3 2004, an accrual for approximately $5M was recorded by the Company as an out of period item, based on the Company’s materiality assessment.

Accounting for the adjustment
The contributions were committed to over a period of years from 1998 through Q3 2004 and, therefore, the entry originally recorded in Q3 2004 to correct the accrual was reversed and the appropriate amounts were recorded in the proper quarterly periods.  The amount of the correction relating to periods period to 2003 of $4.4 million was included in the Net Adjustment.  The determination as to the amount and proper period for the restatement adjustments was based on a when the Company formally committed to making the contributions.

Allocation assumptions (if any)
No allocation assumptions were used.

10

18.     Write-off of Lumisys technology

Discussion of adjustment
As a result of the acquisition of Lumisys in January 2001, the Company recorded intangible assets related to two of the technologies that were acquired.  The total value of the intangibles at the time of acquisition was approximately $7M, split as follows:  $6M for the core technology on CR Product/Illuminator and $1M for the core technology on ACR product.  These assets were amortized on a straight-line basis over a ten-year life since the acquisition, with a Q3 2004 net book value of approximately $4.3M ($3.6M - Illuminator, $600K - ACR).

In Q3 2004 in connection with the pending divestiture of a business, the Company became aware of information that indicated that the operational personnel made a decision to abandon the Illuminator product line 3 months after the acquisition in 2001.  As a result, the Company wrote off the full value of the Illuminator/CR intangible in Q3 2004 (approx. $3.6 million), based on its materiality assessment.

Accounting for the adjustment
The entry recorded reverses the entry recorded in Q3 2004 as well as the amortization recorded on the assets for each year/quarter in the period following the acquisition.  In addition, the entry records the write off of the Illuminator/CR intangible in 2001 as part of the Net Adjustment, as it relates to a period prior to fiscal 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

19.     Accrual of Warner Bros. rebates

Discussion of adjustment
Kodak entered into an agreement with Warner Bros. for the period from July 1, 2002 to June 30, 2005 relating to the purchase of Color Negative and Color Print Film.  In this agreement, Warner Bros. agreed to purchase a minimum amount of linear feet of film.  Kodak in turn agreed to a variety of rebate and bonus payments up to $51.2M, which could be earned over the life of the agreement based on purchase volume.  Based on the Company’s estimate at the outset of the agreement that Warner Bros. would meet the volume commitments to earn the maximum rebates and bonuses and that their purchasing would occur ratably over the contract term, the Company initially straight lined the total accrual over the thirty-six month period by recording a charge to revenue of $4.2 million each quarter.  However, in Q3 2004, the Company determined that Warner Bros. was on target to meet their volume commitment during Q4 2004 rather than at the end of the agreement in Q2 2005.  Therefore, as the rebate was tied directly to purchase volumes, an adjustment of $8.3 million was recorded in Q3 2004, based on the Company’s materiality assessment, to adjust the accrual for what Warner Bros. had earned for rebates through its contract-to-date purchasing volumes.

11

Accounting for the adjustment
As the Company should have continued to evaluate Warner Bros.’ purchasing levels to validate its straightline recording assumption indicated above, the Company’s original correction of this issue was deemed to be an out of period item that was recorded in Q3 2004 based on the Company’s materiality assessment.  As a result of the restatement, the Company reversed the original charge that was recorded in Q3 2004 and recorded charges in the proper periods to accurately reflect the accruals based on the actual volume commitments met at the respective periods ended.  The portion of the error related to periods prior to 2003 was included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

20.     New York sales & use tax accrual reversal

Discussion of adjustment
This entry is to reverse an excess accrual in the New York State sales tax accrual account.  In a past year, an accrual was set up for upcoming sales tax audits.  The Company determined during Q4 2004 that the accrual balance of $2.2 million should never have been recorded, as it did not meet the probable and estimable criteria when it was originally established.

Accounting for the adjustment
It was determined that this accrual was established in 1996 and, as a result, the amount was appropriately included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

21.     Qualex sales & use tax accrual reversal

Discussion of adjustment
This entry is recorded to reverse an excess accrual on the Qualex sales/property tax liability account.  In the past, an accrual of $1.5 million was set up for anticipated audit assessments.  In Q4 2004, the Company determined that this accrual should never have been recorded, as it did not meet the probable and estimable criteria when it was originally established.

12

Accounting for the adjustment
It was determined that this accrual was established prior to 2000 and as a result the entry was appropriately included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

22.     Far East accrual reversal

Discussion of adjustment
In 1999 and 2000, the Far East Development Corp. (“FED”), a wholly-owned subsidiary of the Company, recorded accruals for miscellaneous business and other taxes to be billed from Kodak China (“KCCL “).  When these amounts were ultimately billed, FED recorded an intercompany payable and charge for the amounts previously accrued, thus erroneously double-booking the expense.  When the intercompany amounts were settled, the original accrual and charge were not reversed.  This adjustment appropriately reversed the accrual that resulted in the double-booking of the expense.

Accounting for the adjustment
A restatement entry was recorded to reverse the accrual and expense to eliminate the effect of the double booking.  As this error took place in 1999 and 2000, the amount was appropriately included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

Tax Transactional Items

23.     Denmark valuation allowance

Discussion of adjustment
This entry was recorded to properly record a full valuation allowance against the deferred tax assets in Denmark.  In Q4 2004, it was determined that a valuation allowance for deferred tax assets in Denmark was required.  In fact, there was substantial negative evidence (three years cumulative losses) as of December 31, 2002 with no tax planning strategies to mitigate such negative evidence at that time.  As a result, the Company concluded that a valuation allowance was required as of December 31, 2002.

Accounting for the adjustment
A full valuation allowance for the deferred tax assets in Denmark were recorded as of December 31, 2002. As this issue relates to periods prior to 2003, the restatement adjustment was included in the Net Adjustment.

13

Allocation assumptions (if any)
No allocation assumptions were used.

24.     Denmark – Adjust valuation allowance

Discussion of adjustment
This adjustment is to increase the valuation allowance for the change in the deferred tax assets in Denmark from the December 31, 2002 balance, as adjusted in entry 23 above, to the balance at December 31, 2003.  As part of the restatement, the Company recorded a valuation allowance for Denmark’s deferred tax assets as of December 31, 2002 as a result of negative evidence regarding the realizability of these assets, including Denmark’s being in a three year cumulative loss through December 31, 2002, with no tax planning strategies to mitigate such negative evidence (see entry 23).  This negative evidence continued through December 31, 2003, thus requiring an increase in the valuation allowance for the increase in the deferred tax asset balance from December 31, 2002 through December 31, 2003.

Accounting for the adjustment
This entry records the required increase in the valuation allowance for the related increase in the deferred tax assets from December 31, 2002 to December 31, 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

25.     Record release of valuation allowance in proper period

Discussion of adjustment
The Company identified approximately $18 million in prior period items through the reperformance of a reconciliation of and reconstruction of our tax accounts.  The items identified related primarily to an inadvertent inconsistency in its recording of income tax benefits for operating losses versus restructuring expenses.  The Company reconstructed the current and deferred tax accounts, prepared schedules for the current and deferred tax provisions, and performed the effective rate reconciliations for year-end 2001, 2002 and 2003.

Accounting for the adjustment
The schedules prepared in connection with the reperformance of the reconciliation of and the reconstruction of the tax accounts were compared to what was actually recorded for the years examined and the corrections were recorded in the restatement.  Adjustments relating to periods prior to 2003 were included in the Net Adjustment.

14

Allocation assumptions (if any)
No allocation assumptions were used.

26.     Australia deferred tax adjustment

Discussion of adjustment
This entry was recorded in order to correct the Company’s deferred tax assets as of December 31, 2002 resulting from the inadvertent exclusion of a portion of the tax basis in its fixed assets.  Tax consultants engaged to assist in the determination of the corrections required identified this item.

Accounting for the adjustment
Australia was in a net deferred tax asset position at December 31, 2002.  Therefore, the entry has the affect of increasing the deferred tax asset.  Due to the fact that the error relates to 2002, the adjustment to correct this issue is included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

27.     Deferred Tax Spain Valuation Adjustment

Discussion of adjustment
This entry was recorded to establish a valuation allowance against the deferred tax assets established for NOL carryforwards in Spain as of December 31, 2002.

Accounting for the adjustment
The valuation allowance relates to losses incurred and benefited during the time period from 2000 to 2002.  As of the end of 2002, there was substantial negative evidence with respect to the realizability of the NOLs (three years cumulative losses) with no tax planning strategies to mitigate such negative evidence at that time.  As a result, a valuation allowance should have been recorded at that time.  This entry records the valuation allowance at December 31, 2002, the appropriate point in time when the information was available.  As this error relates to a period prior to 2003, the adjustment to correct the error is included in the Net Adjustment.

Allocation assumptions (if any)
No allocation assumptions were used.

15

Errors Relating to Fiscal Period 2003

Pension and other postretirement benefits

28.     Pension adjustment Non-BU admin

Discussion of adjustment
Please see entry number 33 for a discussion of this entry.

Accounting for adjustment
Please see entry number 33 for a discussion of this entry.

Allocation assumptions (if any)
No allocation assumptions were used.

29.     Asset retirement obligation

Discussion of adjustment
During Q1 2003, the Company adopted FAS 143, “Accounting for Asset Retirement Obligations.”  However, management did not record the adjustment required for adoption of this new standard based on their assessment that such amounts were not material to the quarterly or full-year estimated results.   As a result of the restatement, the Company recorded the amounts that were previously not recorded in connection with the Company’s adoption of FAS 143.

Accounting for adjustment
To correct for the item that was previously not recorded.

Allocation assumptions (if any)
No allocation assumptions were used.

30.     Germany FAS 112 adjustment

Discussion of adjustment
Subsequent to the completion of the year-end 2003 close, the Company determined that it had an error in its reconciliation of the Germany FAS 112 plan liability.  No adjustment was made in Q4 2003 based on the Company’s materiality assessment, and the $0.6 million error was corrected in Q1 2004.

Accounting for adjustment
The restatement entry records the amounts in Q4 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

16

31.     France restructuring - statutory minimum underaccrual

Discussion of adjustment
During the fourth quarter of 2003, it was identified that severance charges of $9 million were recorded in France for which a comparative recent Social Plan did not exist.  Absent the comparative social plan, the Company should have only accrued the statutory minimum severance required for the related individuals.  However, in reversing the $9 million charge, the Company inadvertently did not accrue the statutory minimum benefits for these individuals of approximately $2 million.  Therefore, the Company’s final severance charge recorded in Q4 2003 was understated by approximately $2 million for the French statutory minimum requirements.

Accounting for adjustment
The effect of this restatement entry is to correct for the underaccrual of severance in the proper period and to offset the amount that was originally recorded within the subsequent quarter.

Allocation assumptions (if any)
No allocation assumptions were used.

32.     Restructuring – employee benefit plan impacts

Discussion of adjustment
This entry relates to an adjustment identified in Q4 2003 relating to restructuring charges attributed to headcount reductions.  Management reviewed the final impact of the curtailments in several foreign benefit plans subsequent to the completion of the year end close and noted that the Company’s restructuring charge was overstated relating to these items by approximately $3.5 million.  Based on the Company’s materiality assessment, the error was corrected in Q1 2004.

Accounting for adjustment
The Company originally corrected the overstatement of the restructuring charge in Q1 2004.  The restatement entries appropriately recorded the impact in Q4 2003 and reversed the Q1 2004 impact.

Allocation assumptions (if any)
No allocation assumptions were used.

17

33.     Pension adjustment – restructuring

Discussion of adjustment
As a result of the impact that the late-2003 restructuring actions had on the Taiwan defined benefit plan, the Company recorded a curtailment gain through the Restructuring costs and other line in its statement of operations in Q4 2003.  However, the amount of the gain recorded to the Restructuring costs and other line was understated by approximately $1.6 million as of and for the fourth quarter ended December 31, 2003, because the Company inadvertently recorded the $1.6 million as a credit to Selling, general and administrative expense based on its understanding of the work performed by its global actuary. Based on its materiality assessment, the Company trued up the gain in Q1 2004 by recording a charge to the Selling, general and administrative expense line and crediting the Restructuring costs and other line. This entry relates to the correction of the Restructuring costs and other line. Please see entry number 28 for the restatement entry correcting the Selling, general and administrative expenses line (entries 28 and 33 effectively reverse the reclass that was originally recorded in Q1 2004 between SG&A and restructuring and record the reclass in Q4 2003, its proper period).

Accounting for adjustment
The effect of this restatement entry is to reverse the correcting entries recorded in Q1 2004 and to record the appropriate entries in Q4 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

34.     Germany restructuring – overstated curtailment charge

Discussion of adjustment
This journal entry is to record an adjustment to the liability for the German Retirement Plan Support Fund pension plan.  Based on headcount reductions in the fourth quarter of 2003, Kodak personnel in Germany concluded that a triggering event for a curtailment loss had occurred and, therefore, recorded a charge through restructuring as if a FAS 88 event had been triggered in Q4 2003.  It was later determined through discussions with the Company’s global actuary that no such curtailment was triggered in Q4 2003 and that the impact of the headcount reductions would merely be a plan experience gain/loss.  Prior to the restatement, based on its materiality assessment, the Company did not record an adjustment in 2004 to reverse the curtailment loss recorded in Q4 2003.

Accounting for adjustment
As a result of the restatement, the Company recorded an adjustment to reverse the curtailment loss recorded in Q4 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

18

35.     KGI CTA staging

Discussion of adjustment
In Q4 2002, Kodak discontinued its Kodak Global Imaging, Inc. (“KGI”) Canadian operations.  At the time the operations of KGI were discontinued, KGI had an intercompany loan payable due to Kodak Canada, which was denominated in Canadian dollars.  Despite the discontinuance of KGI, the legal entity could not be dissolved pending the ultimate settlement of the intercompany loan payable.  At that time, it was determined that the course of action would be to have Kodak U.S. assume the intercompany loan payable on KGI’s behalf.  From Q4 2002 through Q3 2004, the Canadian dollar strengthened against the US dollar, thus causing KGI to generate a debit in its cumulative translation adjustment account relating to the translation of the intercompany loan payable from Canadian dollars to US dollars.  Due to the fact that the ultimate solution to this intercompany loan issue would be for the US to assume the debt, these charges to CTA should have been recorded as foreign exchange losses.  Accordingly, this adjustment is to record the foreign exchange losses that would have been incurred had the debt been legally assumed by Kodak US at the time KGI discontinued its operations.

Accounting for adjustment
To correct this, the Company recorded the applicable increases or decreases back to the quarters in which they relate.  These adjustments impact each period from pre-2003 through Q3 2004.

Allocation assumptions (if any)
No allocation assumptions were used.

Transactional tax adjustments

36.     Record France benefit on ST capital loss in correct period

Discussion of adjustment
During the second quarter of 2003, the Company undertook certain tax planning strategies, via an intercompany sale of LSK shares from one tax group to another within France that generated capital losses.  At the time these capital losses were incurred, the Company made an assessment as to what portion was long-term vs. short-term in accordance with the rules in France, which indicate that capital gains/losses in connection with a disposition occurring two years or more after the acquisition or creation of the asset, are long-term.  Given that the LSK shares had been acquired in excess of 2 years prior, the Company determined that the entire loss was a long-term capital loss and, therefore, not available to reduce ordinary taxable income.  As long-term capital losses can only offset capital gains and the Company had no tax planning strategies to generate capital gains, the Company provided a full valuation allowance against the capital loss carryforward.  Upon filing their 2003 tax returns in 2004, the Company determined that a $25M contribution had been made to LSK within 2 years of the stock sale and, therefore, this portion of the total capital loss was short-term and, therefore, available to offset ordinary taxable income.  Accordingly, Kodak recorded a discrete tax benefit for this in Q4 2004.

19

Accounting for the adjustment
This entry is to appropriately record a discrete period tax benefit within Q2 2003, the period in which the tax planning strategy of making a contribution to LSK was implemented.

Allocation assumptions (if any)
No allocation assumptions were used.

37.      France purchase accounting – reverse tax benefit to goodwill

Discussion of adjustment
During 2003, the Company undertook certain tax planning, which allowed the Company to utilize losses previously acquired as part of the acquisition of its subsidiary Sofira.  The utilization of these losses stemmed from the Company’s reorganization of its tax groups (consolidating LSK, Sofira and Spector) and the forgiveness of LK debt by KSA, which generated taxable income within the LK group.   These losses were previously acquired as part of the acquisition of its subsidiary Sofira, but were fully reserved for in purchase accounting due to the Company’s belief that it would not be able to utilize those carryforwards.  Due to the forgiveness of debt, LK generated taxable income in 2003.  Accordingly, the Company was able to utilize a portion of the previously valued losses and benefited this utilization through the 2003 effective tax rate.  However, the benefit should have been recorded against goodwill.

Accounting for the adjustment
This entry is to correct the previously recorded benefit and adjust goodwill in 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

Kodak Germany Restatement Adjustment Overview
Kodak Germany adjusted its deferred tax accounts in conjunction with the year-end submission of its results.  Upon review of what Kodak Germany had recorded in its year-end 2004 tax provision, a number of out of period items were identified.  Kodak recorded the following adjustments for Kodak Germany as part of the restatement.

20

38.     Germany - Adjust 2003 restructuring tax benefits

Discussion of adjustment
In Q4 2003 the Company sold its loss-making CIS photofinishing operations in Germany.  In connection with the sale, the Company incurred restructuring-related charges including severance and losses on the sale of assets.  The Company recorded a deferred tax asset for the NOLs generated as a result of these severance and asset loss restructuring charges.  However, losses on the sale of assets are considered capital losses and are not deductible under German tax law.  As a result, the Company erroneously recorded a deferred tax asset for charges that will not be deductible.  Kodak Germany recognized this in Q4 2004 and recorded a tax charge to offset the previously recorded benefit in its year-end submission.  The restatement adjustment reverses the out of period charge that Germany included in the submission of its year-end 2004 results to correct the error, and records the correction in Q4 2003 when the error occurred.

Accounting for the adjustment
Kodak Germany identified and recorded the adjustment in Q4 2004.  This entry is to reverse the adjustment that Kodak Germany booked in Q4 2004, and to reverse the benefit that was previously recorded in Q4 2003.

Allocation assumptions (if any)
No allocation assumptions were used.

39.     Germany - Record DTA on NOL generated in 2003

Discussion of adjustment
Within its year-end 2004 tax provision, Kodak Germany recorded a benefit for the operational losses (non-restructuring charge related) generated in 2003 that were erroneously not benefited previously.

Accounting for the adjustment
This entry is to record the tax benefit for the 2003 operating losses in the fourth quarter of 2003, the point in time at which the Company had successfully divested of its loss-making photofinishing operations.   Prior to this divestiture, there was substantial negative evidence (three years cumulative losses) as to the realizability of Kodak Germany’s deferred tax assets relating to NOLs.  However, the divestiture should have been a triggering event for the Company to begin benefiting its NOLs, as the Company’s income projections excluding the loss-making business (as it was sold) supported the realizability of such deferred tax assets.  Accordingly, the restatement adjustment to record the deferred tax assets relating to the NOLs generated in 2003 belongs in Q4 2003.

21

Allocation assumptions (if any)
No allocation assumptions were used.

40.     Germany - Record reserve against NOL for holding company interest deduction

Discussion of adjustment
This entry is to record a valuation allowance for the exposure related to Kodak Germany’s deduction of interest incurred in 2003 on an intercompany loan between Kodak US (creditor) and Kodak Germany (debtor).  Historically, the Company had provided a valuation allowance against the deferred tax asset set up for the interest expense claimed on its German tax returns in connection with this note payable arrangement under the premise that the interest deduction would ultimately be disallowed.  No adjustment would have been required to provide a valuation allowance against this benefit for the holding company interest expense deduction, as Germany had never benefited it in either 2003 or in the submission of its year-end 2004 results.  However, in order to track this issue appropriately, the restatement adjustments intentionally grossed up the NOL for 2003 (Entry 39 above) to benefit this interest deduction.  This entry provides a full valuation allowance against the benefit through this entry.

Accounting for the adjustment
Effectively, no adjustment would have been required to provide a valuation allowance against this benefit for the holding company interest expense deduction, as Germany had never benefited it in either 2003 or in the submission of its year-end 2004 results.  However, in order to track this issue appropriately, as discussed above, the restatement adjustments intentionally grossed up the NOL for 2003 (Entry 39 above) to benefit this interest deduction, only to provide a full valuation allowance against the benefit through this entry.

Allocation assumptions (if any)
No allocation assumptions were used.

41.     Germany – Reversal of Q4 2003 tax benefit

Discussion of adjustment
This entry is to reverse the portion of the benefit that was recorded in connection with the Q4 2003 restructuring actions relating to the divestiture of the Company’s CIS photofinishing business (entry 38 above).  The tax benefits recorded in connection with the divestiture were recorded as a corporate consolidation entry in Q4 2003.  In 2004, those tax benefits were “pushed down” to Kodak Germany to facilitate their recording on Kodak Germany’s local ledger.  However, the Company erroneously did not push down the full amount of the benefits recorded as a corporate consolidation entry in 2004.

22

As indicated above in entry 38, in Q4 2004, Kodak Germany determined that the tax benefits that were pushed down to them in connection with the restructuring actions relating to the divestiture of the Company’s CIS photofinishing business had inadvertently been overstated.  As a result, Kodak Germany corrected this error in the submission of its year-end results.  However, because there was a portion of this benefit that had never been pushed down to Kodak Germany, the portion of the benefit that remained in consolidation was inadvertently overlooked.  This amount that was not pushed down and remained in consolidation is an extension of the error described above within entry 38 and, therefore, should have been reversed in Q4 2003, consistent with the treatment of the related error corrected in entry 38 above.

Accounting for the adjustment
This error is an extension of the error discussed in entry 38 above.  Accordingly, this adjustment reverses the deferred tax asset erroneously recorded in Q4 2003 in the proper period.

Allocation assumptions (if any)
No allocation assumptions were used.

42.     Germany - Release of NOL valuation allowance

Discussion of adjustment
This entry is to reverse the entry recorded in Q4 2004 to release the valuation allowance for deferred tax assets relating to NOLs in Germany and to record it in Q4 2003, the correct period for the release of the valuation allowance. As of December 31, 2003, Germany was in a 3-year cumulative loss position.  However, in Q4 2003, the Company sold its loss-making CIS photofinishing business in Germany.  Without the effects of the loss-making CIS photofinishing business, the Company could support a history of earnings and future taxable income necessary to realize the NOLs as of December 31, 2003.  As a result, the release of the valuation allowance should have been triggered by the sale of the CIS business in Q4 2003.   This adjustment records the release of the valuation allowance in Q4 2003.

The Company notes that entries 42 and 43 should be viewed in conjunction with each other.

23

Accounting for the adjustment
The entry reverses the release of the valuation allowance recorded in Q4 2004 and records the release in Q4 2003, when the loss-making CIS photofinishing business was sold and information regarding historical earnings and taxable income projections, excluding the negative impacts of the CIS photofinishing business results, was available to recognize that the deferred tax assets relating to these NOLs should now be realizable.

Allocation assumptions (if any)
No allocation assumptions were used.

43.     Germany - Record non-NOL deferred tax assets and deferred tax liabilities at 12/31/03 in Germany

Discussion of adjustment
Prior to Q4 2004, the Company had recorded a full valuation allowance against its net deferred tax assets (NOL deferred tax assets, non-NOL deferred tax assets and deferred tax liabilities).  As described in entry 42 above, the sale of the loss-making CIS photofinishing business in Q4 2003 should have been a triggering event for the release of that valuation allowance due to the Company’s resulting ability to support a history of earnings and future taxable income projections, exclusive of the negative impact of the CIS photofinishing business results.  The Company erroneously did not release the valuation allowance in Q4 2003, but released it in Kodak Germany’s submission of its year-end 2004 results.  Accordingly, this entry is to record the non-NOL deferred tax assets and the deferred tax liabilities in Q4 2003 in conjunction with the Company’s recording of the deferred tax assets for NOLs in the same period as described in entry 42 above.

The Company notes that entries 42 and 43 should be viewed in conjunction with each other.

Accounting for the adjustment
The entry reverses the recording of the net deferred tax liabilities in Q4 2004 and records them in Q4 2003, when the loss-making CIS photofinishing business was sold and information regarding historical earnings and taxable income projections, excluding the negative impacts of the CIS photofinishing business results, was available.

Allocation assumptions (if any)
No allocation assumptions were used.

24

44.     Germany - Use of NOL to offset 2004 interest income

Discussion of adjustment
The Company inadvertently not record a tax provision on the interest income associated with intercompany loans during 2004. This entry is to record a deferred tax provision in 2004 for Kodak Germany, which was previously not recorded, as Kodak Germany effectively benefited previously unrecorded NOLs.  However, the restatement entries above properly recorded the benefit of those NOLs.  Therefore, this adjustment is necessary to reflect the utilization of a portion of the NOLs to offset the taxable income driven by the interest income.  This interest income relates to the note receivable on Kodak Germany’s (the German holding company) books from Kodak US relating to Kodak US’s capital contribution to Kodak Germany in response to the stricter thin-capitalization legislation passed in Germany in late 2003.  In connection with this note receivable transaction, the two notes payable to Kodak US on Kodak Germany’s books (please see entry 40 above) were made non-interest bearing.

Accounting for the adjustment
This entry is to record 2004 tax expense in Germany, not previously recorded for such income.   The interest was earned ratably over the full year 2004, and therefore the tax expense is also recorded ratably over the course of the year.

Allocation assumptions (if any)
No allocation assumptions were used.

45.     Adjust credit in US accrued taxes payable account

Discussion of adjustment
Tax benefits with respect to Japan losses were originally recorded in the US tax accounts in 2002 and 2003. These benefits were ultimately pushed down to the Japan general ledger in 2004; however the total amount of the push down erroneously exceeded the total benefits originally recorded.  This error resulted in an excess credit balance in the US tax accounts.  The deferred taxes pushed down to Japan were subsequently corrected (see entry 25) but the erroneous credit in the US taxes payable account remained.  Accordingly, this entry appropriately reverses that accrual in the appropriate periods in 2003.

Accounting for the adjustment
This entry appropriately reverses the credit in the US taxes payable account that resulted from the erroneous push down of the deferred tax assets to the Japan general ledger and records it in the respective periods.

Allocation assumptions (if any)
No allocation assumptions were used.

25

46.     South Africa - True up full-year 2004 tax provision

Discussion of adjustment
This entry is to record a correction for two issues relating to income taxes in South Africa:  (1) to adjust the deferred tax asset for NOLs as of December 31, 2003 to its appropriate balance, which resulted in a charge of approximately $0.7 million and (2) to properly adjust the 2004 tax provision, which resulted in a charge of approximately $1.8 million.  In 2004, the Company filed a number of prior year tax returns, which facilitated an understanding as to the actual net operating loss carryforwards it should have had as of December 31, 2003.  Because Q4 2003 was the first period in which the Company benefited its NOLs based on its assessment as to their realizability as of that time, the restatement adjustment records the correction of the deferred tax asset for the NOLs of $0.7 million in that period.  In the fourth quarter of 2004, as part of its normal year-end process, Kodak South Africa true-up its full-year 2004 tax provision but inadvertently did so incorrectly.  The charge of $1.8 million corrects this error.  Accordingly, the restatement adjustment records the correction of the provision of $1.8 million in the fourth quarter of 2004.

Accounting for the adjustment
This entry is to record these corrections to the provision and deferred tax assets in the appropriate periods in 2003 and 2004 as described above.

Allocation assumptions (if any)
No allocation assumptions were used.

47.     2003 full-year tax provision adjustment

Discussion of adjustment
The pre-tax and tax-related adjustments recorded to restate the full-year 2003 results impacted (1) the full-year effective tax rate and (2) the discrete period benefits recorded in connection with the restructuring charges as they were originally reported.  This entry for $3 million is recorded to give effect to those impacts.

Accounting for the adjustment
See discussion of adjustment above.

Allocation assumptions (if any)
No allocation assumptions were used.

26

Errors discovered subsequent to the filing of the 2004 10-K (“Waived Adjustments”)

48.     Capitalized interest

Discussion of adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Accounting for the adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Allocation assumptions (if any)
No allocation assumptions were used.

49.     Kent in-process R&D

Discussion of adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Accounting for the adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Allocation assumptions (if any)
No allocation assumptions were used.

50.     Colorado state tax reserve

Discussion of adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Accounting for the adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Allocation assumptions (if any)
No allocation assumptions were used.

51.     Overstated France restructuring

Discussion of adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

Accounting for the adjustment
See discussion of this item in the Company’s response to the eighth bullet of comment 3.

27

Allocation assumptions (if any)
No allocation assumptions were used.

Errors included in 10-K as restatement impacting 2004 only

52.     Australia Restructuring

Discussion of adjustment
This journal entry is to adjust the other long-term asset relating to the Australian Superannuation defined benefit pension plan. In Q4 2004, the Company originally recorded a restructuring charge of $2 million in connection with a settlement accounted for under FAS 88 relating to restructuring actions taken in Australia.  Prior to completing the restatement of the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company’s independent global actuary revised its actuarial settlement calculation based on updated information on the related restructuring actions.  This revised actuarial calculation indicated that a settlement charge had not been incurred as of and for the quarter ended December 31, 2004.  Accordingly, this adjustment reverses the settlement charge of $2 million that was erroneously recorded in Q4 2004 based on the original information utilized to run the actuarial calculations.

Accounting for the adjustment
The restructuring entry is made in Q4 2004 to reverse the settlement charge, which was originally recorded in that period, based on revised information and the resulting impacts on the actuarial calculation.

Allocation assumptions (if any)
No allocation assumptions were used.

53.     Vacation accrual true-up

Discussion of adjustment
In Q4 2004, the Company originally recorded two adjustments relating to accrued vacation for $11 million and $6 million.

The $11 million true-up entry made at year-end resulted from an inadequate analytical process to estimate the year-end accrual levels and, therefore, substantiate the reasonableness of the quarter-end balances in the accrual throughout the year.

The $6 million adjustment was due to an error in calculating the total eligible vacation of RSS employees and, therefore, the related accrued vacation balance at the time of the RSS divestiture in Q3 2004.  Accordingly, the gain on the sale of RSS was understated while the accrued vacation balance remaining on Kodak’s books was overstated.  The Company originally corrected this error in Q4 2004.

28

Accounting for the adjustment
To correct the $6 million error, the Company recorded a restatement entry to appropriately move the reversal of the accrued vacation accrual and the correction of the gain on sale of RSS from Q4 2004 to Q3 2004.  To correct the $11 million 2004 year-end true-up entry, the Company spread the total true-up evenly over the four quarters.  As the original recording and the correcting entries of $6 million and $11 million were booked within the full-year 2004, this issue had no net impact on the full-year 2004 results.

Allocation assumptions (if any)
The Company allocated the $11 million true up entry evenly to the four quarters of the year based on the Company’s best estimate that the vacation is earned and taken ratably throughout the year.

54.     Write-off of additional RSS fixed assets

Discussion of adjustment
This entry is to write-off additional fixed assets sold to ITT industries as part of the Remote Sensing System (“RSS”) divestiture that were not originally captured within the final Q3 2004 gain calculation.  This amount should have been recorded in Q3 2004 at the time of the final gain calculation.

Accounting for the adjustment
The restatement entry properly records, in Q3 2004, an adjustment for these additional fixed assets and the related impact on the gain on sale of RSS.

Allocation assumptions (if any)
This item is a discrete issue of the period indicated above.  Therefore, there were no allocations to prior periods.

Transactional tax adjustments impacting 2004 only

55.     Reverse double counting of Australia tax benefit

Discussion of adjustment
During the 4th quarter of 2004, the Company determined that they had double-booked the benefit for its 2003 tax losses incurred by Klikk (a subsidiary of Kodak Australia).  The double booking occurred due to the fact that Kodak Australia originally recorded the benefit in 2003 based on its 2003 tax loss, and then it recorded the benefit again when it filed its 2003 return and trued up its return to provision in Q3 2004.

Accounting for the adjustment
This entry removes the double booking recorded in 2004.

29

Allocation assumptions (if any)
This item is a discrete issue of the period indicated above.  Therefore, there were no allocations to prior periods.

56.     Australia – Establishment of a valuation allowance for disallowed losses

Discussion of adjustment
This entry is to record a valuation allowance for deferred tax assets that were originally recorded in connection with NOLs that were generated in 2004 by two subsidiaries of Kodak Australia - HPAL and Klikk - that will be disallowed under Australian tax law.  This disallowance is due to the fact that Kodak Australia committed to a restructuring plan, in Q3 2004, to shut down its manufacturing operations in Australia.  Effectively, under Australian tax law, this announced shut down constituted a significant change in business, which precluded Kodak Australia from benefiting certain losses incurred during the period subsequent to the business change.  In accordance with the same tax law, Kodak Australia’s subsidiaries are subject to the same loss disallowance.  This adjustment records a valuation allowance against the deferred tax assets relating to the NOLs affected by this disallowance.

Accounting for the adjustment
A portion of the entry is in Q3 2004 to record a valuation allowance for the losses originally benefited in Q3, the period in which the change in business was triggered. The remaining portion is in Q4 to record a valuation allowance against the benefit for losses originally recorded in Q4.

Allocation assumptions (if any)
No allocation assumptions were used.

57.     Australia - Write-off of deferred tax assets

Discussion of adjustment
This entry is to record a valuation allowance against the deferred tax assets in Australia. Due to substantial negative evidence (three years of cumulative losses) surrounding the realizability of the deferred tax assets without any tax planning strategies to mitigate such negative evidence, the Company concluded that a valuation allowance was required as of December 31, 2004. The three years of cumulative losses is largely being driven by the Company’s restructuring actions that were initiated to remove manufacturing from Australia.

Accounting for the adjustment
The adjustment records a valuation allowance against the remaining deferred tax assets in Australia.

30

Allocation assumptions (if any)
No allocation assumptions were used.

Adjustment Overview Relating to 1982 to 1992 IRS Audit Settlement and Other Tax Adjustments in the U.S.

In the second quarter of 2004, the Company and the IRS signed the Form 870-AD with respect to the open tax years 1982-1992, which resulted in final settlement of those tax years.  Although those tax years were settled in Q2 2004, the Company did not correctly account for the implications of the settlement in the proper periods.  The adjustment below represent the adjustments that were recorded as part of the restatement to properly account for the implications of the settlement.

In addition to the restatement adjustments relating to the 1982-1992 IRS audit settlement, the Company had other adjustments relating to its U.S. tax provision, as outlined below.

58.     Reverse the amount of R&D credit receivable

Discussion of adjustment
In Q2 2004, the Company erroneously did not record any adjustments for the difference between permanent items included in the Form 870-AD and the amounts previously recorded on the balance sheet for those items (either as receivables or tax reserves). Therefore, a restatement adjustment was recorded to record a $5 million charge in Q2 2004 for the difference between the receivable recorded for R&D credits and the amount ultimately received in the final settlement.

Accounting for the adjustment
This entry is recorded to account for the $5 million charge for the difference between the receivable recorded for the R&D credits and the amount ultimately received in the final settlement with the IRS.

Allocation assumptions (if any)
No allocation assumptions were used.

59.     True-up of Sterling Drug accrual

Discussion of adjustment
In Q2 2004, the Company erroneously did not record any adjustments for the difference between permanent items included in the Form 870-AD and the amounts previously recorded on the balance sheet for those items (either as receivables or tax reserves).  The Company had previously recorded a tax accrual of approximately $13 million relating to an uncertain tax position attributable to its discontinued operations of Sterling Drug, Inc.  As a result of the settlement of the tax years 1982-1992, the Company’s liability with

31

respect to this issue was only $7 million.  Therefore, a restatement adjustment was recorded to record a $6 million credit in Q2 2004, the period of settlement, in discontinued operations for the difference between the tax accrual originally recorded and the amount ultimately determined in the final settlement.

Accounting for the adjustment
This entry is recorded to account for the $6 million credit for the difference between the accrual recorded for this uncertain tax position and the amount ultimately determined in the final settlement with the IRS in Q2 2004.

Allocation assumptions (in any)
No allocation assumptions were used.

60.     Record impacts of other net permanent items

Discussion of adjustment
In Q2 2004, the Company did not record any adjustments for the difference between the final settled amounts in the Form 870-AD and the amounts the Company had previously recorded and were still in its balance sheet as of June 30, 2004.  Therefore, a restatement adjustment was recorded for $2 million representing the net reserve release for several miscellaneous permanent items.

Accounting for the adjustment
This entry is recorded to account for the $2 million credit representing the net reserve release for several miscellaneous permanent items.

Allocation assumptions (if any)
No allocation assumptions were used.

61.     Release Sterling Drug tax reserve

Discussion of adjustment
This adjustment relates to the Company’s refund claim relating to the carryback of a research and experimentation credit relating to a discontinued operation.  The Company received notice from the IRS in Q3 2004 that the refund would be credited directly to its account in September 2004.  The benefit had never previously been recorded.  This adjustment records the credit in Q3 2004 to net earnings from discontinued operations, the period in which the benefit was realized.

Accounting for the adjustment
The adjustment records the benefit, which was never previously recorded, to discontinued operations in the third quarter of 2004, the period in which it was realized.

32

Allocation assumptions (if any)
No allocation assumptions were used.

62.     Reverse over-expensing of interest expense

Discussion of adjustment
During the fourth quarter of 2004, errors were identified in the amount of interest expense on tax reserves included in the effective tax rate for 2004. One such error related to the incorrect recording of interest expense on a payable related to its foreign sales corporation (the Company had previously made a payment which effectively stopped the calculation of further interest on this item). This resulted in the reversal the 2004 full-year charge of $7 million that was recorded through the effective tax rate over the four quarters of 2004.  As a result, the restatement adjustment was allocated on a straight-lined basis across the 2004 quarters.

Accounting for the adjustment
This entry corrects for the error of recording interest on a payable related to its foreign sales corporation.

Allocation assumptions (if any)
The entry was allocated on a straight-line basis across the four quarters in 2004, as the original recording of the interest through the 2004 effective tax rate affected the quarterly periods evenly in 2004.

63.     Record after-tax interest received in ‘82-’92 audit settlement

Discussion of adjustment
During the fourth quarter of 2004, the IRS and Kodak came to an agreement on the amount of interest income the Company was owed relating to the formal settlement of the open tax years 1982 through 1992.  This entry is to record the amount of interest income owed of $12 million.

Accounting for the adjustment
As the amount of interest owed was agreed to with the IRS in Q4 2004, the Company appropriately recorded the $12 million in that quarter.

Allocation assumptions (if any)
No allocation assumptions were used.

33

64.      Adjust interest expense relating to audit reserves

Discussion of adjustment
 This entry is recorded to correct the amount of interest expense the Company should have accrued in 2004 relating to its tax reserves.   In 2004, the Company accrued interest expense on tax reserves relating to the 1993-1998 open tax years based on the permanent items included in a Revenue Agent Report (“RAR”) received from the IRS in Q1 2004 relating to those years.  In determining how much interest to accrue, the Company made adjustments to the amounts reported on the RAR based on its estimate at the time as to how the audit issues would ultimately be resolved. As a result, the Company stopped the accrual of interest expense on those reserves relating to which it believed the audit issues would be resolved favorably. However, because the RAR does not represent a final audit settlement of the open tax years, and because the Company did not believe that it had met the criteria for reversal of the related tax reserves, we should not have stopped accruing interest on those reserves. Therefore, this restatement entry corrects the interest accrual for full-year 2004 based on the amount of tax reserves the Company had on its books throughout 2004.

Accounting for the adjustment
The restatement entry is recorded evenly over the four quarters of 2004 due to the fact that the Company began inadvertently understating the recording of interest expense in Q1 2004 when it first received the RAR.

Allocation assumptions (if any)
See Accounting for the adjustment above.

65.     Spain - Record valuation allowance

Discussion of adjustment
This entry is to record a valuation allowance on an NOL generated in 2004 in Spain.  The NOL arose in Q4 2004 in connection with the disposal of the photofinishing operations in Spain.  Due to substantial negative evidence (three years of cumulative losses) surrounding the realizability of the NOLs without any tax planning strategies to mitigate such negative evidence, the Company concluded that a valuation allowance was required as of December 31, 2004.

Accounting for the adjustment
The entry records a valuation allowance against the deferred tax asset established for the NOLs generated in 2004.

Allocation assumptions (if any)
No allocation assumptions were used.

66.     2004 full-year tax provision adjustment

Discussion of adjustment
The pre-tax and tax-related adjustments recorded to restate the first three quarters of 2004 and to adjust the fourth quarter results impacted (1) the full-year effective tax rate and (2) the discrete period benefits recorded in connection with the restructuring charges.  This entry is recorded to give affect to those impacts.

34

Accounting for the adjustment
See discussion of adjustment above.

Allocation assumptions (if any)
No allocation assumptions were used.

35

Schedule J

To facilitate the Staff’s understanding of why the Company believes that the corrections of the omissions or misstatements in each of the relevant periods would not change or influence the judgment of a reasonable investor, the Company has provided materiality assessments for the years 2000 through 2004 and for the quarterly periods within 2003 and 2004 in this Schedule J.

Year Ended December 31, 2000 (See attached Schedule A_2000_Journal Entry Analysis and Schedule A_2000_Financial Statement Impact Analysis)

Materiality Assessment Based on Errors Known as of April 6, 2005

Quantitative Assessment

Separate Assessment
As outlined above, the Company considered the impact of each of the errors relating to 2000 individually on their respective line items within the statement of operations (e.g., cost of goods sold, gross profit, selling, general and administrative expenses, and provision/benefit for income taxes) and balance sheet in accordance with APB 20 and SAB 99.  (Please see “Schedule C_2000” and “Schedule C-1_2000”).  As documented in Schedule C_2000, the impacts of the individual errors on their respective line items within the statement of operations were all less than 1%.  As documented in Schedule C-1_2000, the impacts of the individual errors on their respective line items within the balance sheet were 2.5% or less, with the exception of the impact on deferred taxes. The Company notes that the percentages for certain of the individual impacts related to deferred taxes were high due to the fact that the net long-term deferred tax assets and net deferred tax liabilities amounts for 2000, as orginally reported on the face of the balance sheet in that year, were only $88 million and $61 million, respectively, due to jurisdictional netting as required under SFAS No. 109. However, as disclosed in the income taxes footnote for that year, the Company notes that the total deferred tax assets and deferred tax liabilities were $2.042 billion and $1.371 billion, respectively. The Company believes that the materiality assessment for deferred taxes should be based on the gross numbers in the footnote due to the netting that is required in rolling up to the net amounts shown on the face of the balance sheet. Therefore, the impacts of these errors were immaterial to deferred income tax assets and liabilities. Accordingly, the Company considers all of these impacts to be quantitatively immaterial.

Assessment in the Aggregate
As outlined above, the Company then considered the aggregate impact of the errors relating to 2000 on their respective line items within the statement of operations, including the impact on net income (as originally reported in 2000, there was no discontinued operations reported and, therefore, income from continuing operations equaled net income), and the balance sheet in accordance with APB 20 and SAB 99.  The errors relating to 2000 had the following impacts, in the aggregate, on the line items within the statement of operations and balance sheet as originally reported (please see “Schedule A_2000_Financial Statement Impact Analysis”:

•	Overstated COGS by $9 million, or 0.1%;
•	Understated gross profit by $9 million, or 0.2%;
•	Overstated SG&A by $2 million, or 0.1%;
•	Understated provision for income taxes by $2 million, or 0.3%;
•	Understated net income by $9 million, or 0.6%; and
•

Impacts on balance sheet line items were 1.7% or less, with the exception of the impact on deferred taxes. The Company notes that the percentages for the aggregate impacts related to deferred taxes were high due to the fact that the net long-term deferred tax assets and net deferred tax liabilities amounts for 2000, as originally reported on the face of the balance sheet in that year, were only $88 million and $61 million, respectively, due to jurisdictional netting as required under SFAS No. 109. However, as disclosed in the income taxes footnote for that year, the Company notes that the total deferred tax assets and deferred tax liabilities were $2.042 billion and $1.371 billion, respectively. The Company believes that the materiality assessment for deferred taxes should be based on the gross numbers in the footnote due to the netting that is required in rolling up to the net amounts shown on the face of the balance sheet. Therefore, the impacts of these errors were immaterial to deferred income tax assets and liabilities. Accordingly, the Company considers these impacts to be quantitatively immaterial.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet.

Qualitative Assessment

In addition to the quantitative assessment outlined above, in accordance with SAB 99, we considered the following in our qualitative assessment of the materiality of the errors on the full-year 2000 financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The errors relating to 2000 are primarily items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends

Given the immaterial dollar and percentage impacts of the errors on net income of $9 million, or 0.6%, for the full-year 2000, the errors do not mask a change in earnings or other trends. Refer to Schedule H for the quantitative analysis of the 5-year net income trend.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	To correct the errors would have the impact of increasing net income. Therefore, the errors did not hide a failure to meet analysts’ consensus expectations for the Company.

Whether the misstatement changes a loss into income or vice versa	To correct the errors would have the impact of increasing net income. The originally reported results and the results as adjusted for the errors are both income.

2

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The significant items comprising the errors for 2000 (e.g., depreciation and benefit-related costs) are costs that are allocated to all of the segments.  The total impact of the errors on net income is only $9 million, or 0.6%, and, therefore, the amounts that would be allocated to the segments are immaterial.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The errors do not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The errors do not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

In 2000, incentive compensation was based on an Economic Profit and Economic Value Added model.  Kodak’s definition of Economic Profit was based on a measure of earnings from continuing operations, excluding certain non-operational items less a required return on net operating assets.  Economic Value Added was defined as the change in Economic Profit from year to year.  The two measures were weighted equally on a matrix to determine the amount to be paid to participants.  As the correction of the errors relating to 2000 would have the impact of increasing operating earnings for that year, incentive compensation would not have been overstated as a result of the errors impacting 2000.

Whether the misstatement involves a concealment of an unlawful transaction

The errors were not the result of fraudulent or intentional activity.  In performing all of the work the Company did in restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company determined that the errors were all inadvertent with no directional bias (i.e., there were both charges and credits) and that there was no manipulation or fraudulent behavior in the financial reporting.

3

Conclusion
Based on the Company’s materiality assessment, which considered both quantitative and qualitative factors as outlined above, we conclude that no restatement of the 2000 financial statements is required.

Waived Adjustments Impacting the 2000 Materiality Assessment Outlined Above (please see the Company’s response to the eighth bullet of comment 3)
The Company notes that none of the waived adjustments described in its response to the eighth bullet of comment 3 related to 2000 and, therefore, no further materiality assessment is required and the Company’s conclusion that no restatement of the 2000 financial statements, as documented above, is still appropriate.

Year Ended December 31, 2001 (See attached Schedule A_2001_Journal Entry Analysis and Schedule A_2001_Financial Statement Impact Analysis)

Materiality Assessment Based on Errors Known as of April 6, 2005

Quantitative Assessment

Separate Assessment
As outlined above, the Company considered the impact of each of the errors relating to 2001 individually on their respective line items within the statement of operations (e.g., net revenues, cost of goods sold, gross profit, selling, general and administrative expenses, research and development costs, and provision/benefit for income taxes) and balance sheet in accordance with APB 20 and SAB 99.  (Please see “Schedule C_2001” and “Schedule C-1_2001”).  As documented in Schedule C_2001, the impacts of the individual errors on their respective line items within the statement of operations were all less than 1%, with the exception of the impacts of certain of the errors on the provision for income taxes.  The Company notes that certain of the individual errors had a large impact on the provision for income taxes from a percentage perspective due to the fact that the provision for income taxes was only $32 million for 2001 as originally reported.  This low provision is attributable to the fact that the Company only had $108 million of pre-tax earnings in 2001,

4

reflecting $678 million of restructuring charges.  See the discussion below under “Assessment in the Aggregate” for the analysis of the aggregate impact of the errors on the provision for income taxes line.   As documented in Schedule C-1_2001, the impacts of the individual errors on their respective line items within the balance sheet were 1.8% or less.  The Company considers all of these impacts to be quantitatively immaterial.

Assessment in the Aggregate
As outlined above, the Company then considered the aggregate impact of the errors relating to 2001 on their respective line items within the statement of operations, including the impact on net income (as originally reported in 2001, there was no discontinued operations reported and, therefore, income from continuing operations equaled net income), and the balance sheet in accordance with APB 20 and SAB 99.  The errors relating to 2001 had the following impacts on the line items within the statement of operations and balance sheet:

•	Overstated Net sales by $27 million, or 0.2%;
•	Overstated COGS by $13 million, or 0.1%;
•	Overstated Gross profit by $14 million, or 0.3%;
•	Overstated SG&A by $5 million, or 0.2%;
•	Overstated R&D by $2 million, or 0.3%
•	Overstated tax provision by $6 million, or 18.8%;
•	Overstated net earnings by $1 million, or 1.3%; and
•	Impacts on balance sheet line items were 2.9% or less.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet.  Although the aggregate impact of the errors on the provision for income taxes line from a percentage perspective is high at 18.8%, the related dollar impact is only $6 million.  Based on the insignificant dollar amount of the adjustments and given that the aggregate impact of the errors on net income is only $1 million, or 1.3%, and the aggregate impacts of the errors on the other line items within the statement of operations are all less than 1%, the Company concludes that the $6 million, or 18.8% misstatement of the provision for income taxes line is not of a magnitude that it is probable that the judgment of a reasonable person relying on the financial statements would have been changed or influenced by the correction of the line item.  For example, when the Company announced on January 26, 2005 that it had some tax errors and, as a result of these errors, the Company had a material weakness, the Company’s stock price actually increased.  Further, on March 16, 2005 when the Company announced that it had concluded that it must restate the 2003 full-year and quarterly financial statements and the quarterly financial statements for 2004 due to tax and pension-related errors, the stock price stayed consistent.  This indicates that this impact would not be material information to a reasonable investor.  Additionally, the Company believes that the materiality assessment must take into account, in accordance with SAB 99,

5

the surrounding circumstances and total mix of information.  In this case, the reason for the large percentage impact is due to a low provision for income taxes of only $32 million, which is the result of low pre-tax earnings of only $108 million, reflecting $678 million of restructuring charges.  Considering the surrounding circumstances and the total mix of information, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet.

Qualitative Assessment
In addition to the quantitative assessment outlined above, in accordance with SAB 99, we considered the following in our qualitative assessment of the materiality of the errors on the full-year 2001 financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The errors relating to 2001 are primarily items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends

Given the immaterial dollar and percentage impacts of the errors on net income of $1 million, or 1.3%, for the full-year 2001, the errors do not mask a change in earnings or other trends.  Refer to Schedule H for the quantitative analysis of the 5-year net income trend.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	To correct the errors would have only a $1million reduction impact on net income; therefore, the errors did not hide a failure to meet analysts’ consensus expectations for the Company.

Whether the misstatement changes a loss into income or vice versa	Net earnings as originally reported and net earnings as if restated were a positive $76 million and $75 million, respectively. Accordingly, the errors do not change a loss into income or vice versa.

6

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The impact of the errors on net income was as follows:
• Photography – Net income was overstated by $3 million, or 0.6%;
• Health Imaging – Net income was unchanged; and
• Commercial Imaging – Net income was understated by $2 million, or 2.5%.

The Company believes these amounts to be immaterial.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The errors do not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The errors do not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

In 2001, incentive compensation was based on a weighted average Economic Value Added model.  A three-year average of Economic Value Added (change in Economic Profit from year to year) was calculated with more weight given to the most recent year.  As this measure was based on results of operations and the correction of the errors relating to 2001 would have the impact of decreasing earnings by only $1 million, there would not have been a significant impact on incentive compensation as a result of these errors.

Whether the misstatement involves a concealment of an unlawful transaction

The errors were not the result of fraudulent or intentional activity. In performing all of the work the Company did in restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company determined that the errors were all inadvertent with no directional bias (i.e., there were both charges and credits) and that there was no manipulation or fraudulent behavior in the financial reporting.

7

Conclusion
Based on the Company’s materiality assessment, which considered both quantitative and qualitative factors as outlined above, we conclude that no restatement of the 2001 financial statements is required.

Waived Adjustments Impacting the 2001 Materiality Assessment Outlined Above (please see the Company’s response to the eighth bullet of comment 3)
The Company notes that only the capitalized interest waived adjustment described in its response to the eighth bullet of comment 3 had an impact on 2001.  This error had the following impacts on the financial statement line items “As if Restated at 4/6/05” (Please see Schedule C_2001, Schedule C-1_2001 and Schedule A_2001_Financial Statement Impact Analysis for details):

•	Understated restructuring costs and other by $1 million, or 0.2%;
•	Overstated net income by $1 million, or 1.3%; and
•	Impacts on the balance sheet line items were less than 1%.

The Company notes that these items are quantitatively immaterial. Further, we note that the capitalized interest error and its related impacts on 2001 do not change the Company’s qualitative assessment of materiality, as documented above. Accordingly, given the quantitatively immaterial impacts of the capitalized interest error when combined with the quantitatively immaterial impacts of the errors known as of April 6, 2005, the Company’s conclusion that restatement of the 2001 financial statements is not required, as documented above, is still appropriate.

Year ended December 31, 2002 (See attached Schedule A_2002_Journal Entry Analysis and Schedule A_2002_Financial Statement Impact Analysis)

Materiality Assessment Based on Errors Known as of April 6, 2005

Quantitative Assessment

Separate Assessment
As outlined above, the Company considered the impact of each of the errors relating to 2002 individually on their respective line items within the statement of operations (e.g., net revenues, cost of goods sold, gross profit, selling, general and administrative expenses, research and development costs, and provision/benefit for income taxes) and balance sheet in accordance with APB 20 and SAB 99.  (Please see “Schedule C_2002” and “Schedule C-1_2002”).  As documented in Schedule C_2002, the impacts of the individual errors on their respective line items within the statement of operations were all

8

less than 1%, with the exception of the impacts of certain of the errors on the provision for income taxes.  See the discussion below under “Assessment in the Aggregate” for the analysis of the aggregate impact of the errors on the provision for income taxes line.   As documented in Schedule C-1_2002, the impacts of the individual errors on their respective line items within the balance sheet were 1.4% or less.  The Company considers all of these impacts to be quantitatively immaterial.

Assessment in the Aggregate
As outlined above, the Company then considered the aggregate impact of the errors relating to 2002 on their respective line items within the statement of operations, including the impact on earnings from continuing operations and the balance sheet in accordance with APB 20 and SAB 99.  The errors relating to 2002 had the following impacts on the line items within the statement of operations and balance sheet:

•	Understated Net sales by $5 million, or less than 0.1%;
•	Overstated COGS by $33 million, or 0.4%;
•	Understated Gross profit by $38 million, or 0.8%;
•	Understated SG&A by $15 million, or 0.6%;
•	Overstated tax provision by $7 million, or 4.6%;
•	Understated earnings from continuing operations by $30 million, or 3.8%; and
•	Impacts on balance sheet line items were 2.9% or less.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet.

Qualitative Assessment
In addition to the quantitative assessment outlined above, in accordance with SAB 99, we considered the following in our qualitative assessment of the materiality of the errors on the full-year 2002 financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatements for 2002 are primarily items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends	The Company does not believe that the errors mask a change in earnings or other trends. Please refer to Schedule H for the quantitative analysis of the 5-year net income trend.

9

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	To correct the errors would have the impact of increasing earnings from continuing operations and, therefore, did not hide a failure to meet analysts’ consensus expectations for the Company.

Whether the misstatement changes a loss into income or vice versa

Earnings from continuing operations as originally reported and earnings from continuing operations as if restated were a positive $793 million and $823 million, respectively.  Accordingly, the errors do not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The impact of the errors on income from continuing operations was as follows:
• Photography – Income from continuing operations was understated by $5 million, or 0.9%;
• Health Imaging – Income from continuing operations was understated by $25 million, or 8.0%;
• Commercial Imaging – Income from continuing operations was understated by $1 million, or 1.2%; and
• The “All Other” category – Income from continuing operations was overstated by $1 million, or 4.3%.

The Health Imaging income from continuing operations for the last 5 years were as follows (as originally reported, unless otherwise indicated):

2000 - $356 million
2001 - $221 million
2002 - $313 million
2003 - $397 million (as restated)
2004 - $352 million

10

The Company notes that the $25 million understatement of Health Imaging net income from continuing operations in 2002 did not impact the year-over-year trend and represented only an 8% misstatement at the segment level.  Given the trend of earnings, the Company does not believe that a reasonable investor would view the understatement as a material misstatement of the Health Imaging results. In addition, the impact of all the errors relating to 2002 was to understate earnings from continuing operations by $30 million, or 3.8%, and therefore were not collectively material.  As a result, the Company believes these amounts to be immaterial.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The errors do not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The errors do not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

In 2002, incentive compensation was based on Revenue growth and Economic Profit. Kodak’s definition of Economic Profit was based on a measure of earnings from continuing operations, excluding certain non-operational items less a required return on net operating assets.  The two measures were weighted equally on a matrix to determine the amount to be paid to participants.  As the correction of the errors relating to 2002 would have the impact of increasing earnings and the effect on Revenue was insignificant, incentive compensation would not have been overstated as a result of the errors impacting 2002.

Whether the misstatement involves a concealment of an unlawful transaction

The errors were not the result of fraudulent or intentional activity. In performing all of the work the Company did in restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company determined that the errors were all inadvertent with no directional bias (i.e., there were both charges and credits) and that there was no manipulation or fraudulent behavior in the financial reporting.

11

Conclusion
Based on the Company’s materiality assessment, which considered both quantitative and qualitative factors as outlined above, we conclude that no restatement of the 2002 financial statements is required.

Waived Adjustments Impacting the 2002 Materiality Assessment Documented Above (please see the Company’s response to the eighth bullet of comment 3)
The Company notes that only the capitalized interest waived adjustment described in its response to the eighth bullet of comment 3 had an impact on 2002.  This error had the following impacts on the financial statement line items “As if Restated at 4/6/05” (Please see Schedule C_2002, Schedule C-1_2002 and Schedule A_2002_Financial Statement Impact Analysis for details):

•	Understated restructurings costs and other by $2 million, or 2.0%;
•	Overstated provision for income taxes by $1 million, or 0.7%;
•	Overstated income from continuing operations by $1 million, or 0.1%; and
•	Impacts on the balance sheet line items were less than 1%.

The Company notes that these items are quantitatively immaterial. Further, we note that the capitalized interest error and its related impacts on 2002 do not change the Company’s qualitative assessment of materiality, as documented above. Accordingly, given the quantitatively immaterial impacts of the capitalized interest error when combined with the quantitatively immaterial impacts of the errors known as of April 6, 2005, the Company’s conclusion that restatement of the 2002 financial statements is not required, as documented above, is still appropriate.

Year ended December 31, 2003 (See attached Schedule A_2003_Journal Entry Analysis and Schedule A_2003_Financial Statement Impact Analysis)

Materiality Assessment Based on Errors Known as of April 6, 2005

As outlined above in the discussion of the materiality assessments for the years ended December 31, 2000, 2001 and 2002, the Company considered both quantitative and qualitative factors in its assessment and its ultimate

12

conclusion that the errors relating to those full-year periods were immaterial and, therefore, no restatement of those financial statements was required.  As indicated above, due to the fact that the 2004 Form 10-K has “Quarterly Sales and Earnings Data” for 2003 and 2004, the Company’s analysis includes materiality assessments with respect to each of the four quarters in 2003 and the three quarters in 2004.

The Company notes that its Restatement Memo of April 2005 also included a materiality assessment for Q4 2004 based on what was originally included in its earnings release on January 26, 2005 (prior to the restatement of the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004). As indicated in that memo, the errors were quantitatively material to the Q4 2004 financial statements, which contributed to the Company’s requirement to restate its financial statements, for the periods mentioned above. As the misstated financial statements for Q4 2004 were never officially issued, they were not technically restated. As a result, the Company’s 2004 materiality assessment included herein does not address the misstatement of the Q4 2004 financial statements; however, the Q4 2004 financial statements were “revised” relative to what was included in the January 26, 2005 earnings release in conjunction with the Company’s filling of the 2004 Form 10-K.

Quantitative Assessment
For the years ended December 31, 2002, 2001 and 2000, the Company’s materiality assessment included a consideration of the aggregate impact of the errors on earnings from continuing operations (net income for 2000 and 2001, as there was no discontinued operations for these years as originally reported) relating to each of the three full-year periods.  As outlined above, the aggregate impacts for the three full-year periods were as follows (Please note that the impacts presented below do not include the effect of errors discovered after April 6, 2005):

Year	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

2000	($9 million)	(0.6)%
2001	$1 million	1.3%
2002	($30 million)	(3.8)%

The Company ultimately determined that the aggregate impacts of the errors relating to 2002, 2001 and 2000, as outlined immediately above, on the line items and earnings from continuing operations within the statement of operations were not quantitatively or qualitatively material.

Due to the number of errors impacting the quarters in 2003, the Company’s starting point for its materiality assessment was to look at the aggregate impact of the errors on earnings from continuing operations for each of the quarterly periods within 2003.  The aggregate impacts for the four quarters and full-year 2003 were as follows:

Period	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

Q1 2003	$6 million	50.0%
Q2 2003	($8 million)	(7.5)%
Q3 2003	($24 million)	(20.9)%
Q4 2003	$36 million	360%
Full-year 2003	$10 million	5.0%

13

Based on the materiality of the aggregate impacts on earnings from continuing operations for the third and fourth quarters of 2003, the Company concluded that the 2003 full-year and quarterly financial statements were required to be restated.  Based on the results of this quantitative assessment, it is the Company’s position that no further quantitative materiality assessment is required of the individual impacts of the errors impacting the 2003 full-year and quarterly financial statements.

Qualitative Assessment

In addition to the quantitative assessment outlined above, we considered the following in our qualitative assessment of the materiality of the errors on the 2003 full-year and quarterly financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The errors relating to the 2003 quarterly and annual periods are primarily items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends	Given the full-year 2003 impact of only $10 million on earnings from continuing operations, it is the Company’s position that the errors did not mask a change in earnings or other trends.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The analysts’ consensus expectations for the Company are based on earnings from continuing operations, excluding non-operational items (a non-GAAP measure).  Only in Q1 2003 did the restatement adjustments cause the Company’s earnings from continuing operations, excluding non-operational items, to fall below the analysts’ consensus expectations (when as originally reported, the earnings from continuing operations, excluding non-operational items met the analysts’ consensus expectations).  As restated, the Company’s earnings from continuing operations, excluding non-operational items, was $0.10 per share, $0.04 per share lower than the analysts’ consensus expectations. For each of the other quarters and for full-year 2003, the Company continued to beat the analysts’ consensus expectations as originally reported and on a restated basis.

14

Whether the misstatement changes a loss into income or vice versa	The restatement for the errors did not change a loss into income or vice versa in any of the four quarterly periods in 2003 nor for the full-year 2003 on an earnings from continuing operations basis.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	Given the magnitude of the aggregate impacts on Q3 and Q4 and the Company’s resulting decision to restate, an assessment of the impact on the segments was not required.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The impact of the errors does not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The impact of the errors did affect the Company’s compliance with loan covenants.  With respect to its lines of credit, the Company has a technical covenant that requires the Company to keep proper books of record with full, true and correct entries in conformity with US GAAP.  Accordingly, the Company was not in compliance with this loan covenant due to the required restatements of the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004.  However, the default was cured when the Company filed its 2004 Form 10-K on April 6, 2005.

15

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

In 2003, incentive compensation was based on Revenue growth and Economic Profit. Kodak’s definition of Economic Profit was based on a measure of earnings from continuing operations, excluding certain non-operational items less a required return on net operating assets.  The two measures were weighted equally on a matrix to determine the amount to be paid to participants.  The correction of the errors relating to 2003 would have the impact of reducing full-year earnings by $10 million and increased revenue by an insignificant amount.  Due to the fact that the Compensation Committee of the Board of Directors made a decision at the end of 2003 to exercise negative discretion and, therefore, lowered the payout percentages for the Company’s incentive compensation programs, the Company does not believe the incentive compensation was overstated as a result of these errors.

Whether the misstatement involves a concealment of an unlawful transaction

The misstatements were not the result of fraudulent or intentional activity.  In performing all of the work the Company did in restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company determined that the errors were all inadvertent with no directional bias (i.e., there were both charges and credits) and that there was no manipulation or fraudulent behavior in the financial reporting.

Conclusion
Given the quantitative misstatement impacts of the errors on earnings from continuing operations for the third and fourth quarters of 2003, the Company concluded that the full-year and quarterly financial statements for 2003 required restatement.  See the Company’s response to the second bullet of comment 2 for discussion relating to the recording of the Net Adjustment in Q1 2003 as part of the restatement.

16

Waived Adjustments Impacting the 2003 Materiality Assessment Documented Above (please see the Company’s response to the eighth bullet of comment 3)
The Company notes that each of the waived adjustments described in its response to the eighth bullet of comment 3 had an impact on either the quarterly or full-year 2003 financial statements, as restated.  As these issues were identified in the Company’s normal Q1 2005 closing and 10-Q filing process, the Company performed a contemporaneous materiality assessment with respect to these errors prior to filing its Q1 2005 Form 10-Q to ensure that the errors did not materially impact the full-year financial statements for 2000 through 2004 (as restated for full-year 2003, as originally filed for all other years), the quarterly financial statements for the four quarters in 2003 and the first three quarters of 2004 (as restated), and the quarterly financial statements for Q4 2004 (as originally filed) and Q1 2005.  To assess the materiality of the aggregate impact of these errors on the statement of operations and balance sheet line items within the 2003 quarterly and full-year financial statements, as restated, the Company performed the following materiality assessments:

In summary, the waived adjustments had the following impacts on earnings from continuing operations for the four quarters of and full-year 2003:

Period	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

Q1 2003	($0.9 million)	(5.1)%
Q2 2003	($1.0 million)	(0.9)%
Q3 2003	($6.3 million)	(4.5)%
Q4 2003	$8.0 million	17.4%
Full-year 2003	($0.2 million)	(0.1)%

See below for the related materiality assessments by period.

Q1 2003
•	Understated COGS by $0.5 million, or 0.03%;
•	Overstated Gross profit by $0.5 million, or 0.06%;
•	Overstated Selling, general and administrative expenses by $1.2, or 0.2% million (representing the Net Adjustment);
•	Understated Benefit for income taxes by $0.2 million, or 0.8%;
•	Understated earnings from continuing operations by $0.9 million, or 5.1%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended March 31, 2003, as restated.

17

Q2 2003
•	Understated Research and development costs by $3 million, or 1.7%;
•	Understated Restructuring costs and other by $0.1 million, or 0.2%;
•	Overstated Provision for income taxes by $4.1 million, or 37.3%;
•	Understated earnings from continuing operations by $1 million, or 0.9%; and
•	Impacts on balance sheet line items were less than 1%.

The Company notes that, although the percentage impact on the income taxes line is high, the related dollars are quantitatively immaterial. Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended June 30, 2003, as restated.

Q3 2003
•	Overstated Research and development costs by $3 million, or 1.6%;
•	Overstated Restructuring costs and other by $8 million, or 5.3%;
•	Overstated Benefit for income taxes by $4.7 million, or 20.4%;
•	Understated earnings from continuing operations by $6.3 million, or 4.5%; and
•	Impacts on balance sheet line items were less than 1%.

The Company notes that, although the percentage impact on the income taxes line is high, the related dollars are quantitatively immaterial. Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended September 30, 2003, as restated.

Q4 2003
•	Understated Restructuring costs and other by $9.1 million, or 3.6%;
•	Understated Benefit for income taxes by $1.1 million, or 2.3%;
•	Overstated earnings from continuing operations by $8 million, or 17.4%; and
•	Impacts on balance sheet line items were less than 1%.

The earnings from continuing operations percentage impact of 17.4% is attributable to the fact that the Company recorded restructuring charges totaling $207 million, net-of-tax, in Q4 2003 and, therefore, the Company’s earnings from continuing operations were virtually break-even at a loss of $46 million.  The business transformation that the Company is undergoing has resulted in and will continue to result in significant restructuring charges.  Therefore, any error could be considered material to earnings from continuing operations from a quantitative perspective.  The Company notes that this error is only 3.6% of the Restructuring costs and other line item for Q4 2003. Based on the Company’s relative size (Q4 2003 sales of $3.6 billion and year-end 2003 assets of $14.8 billion), the Company does not believe an error of $8 million is quantitatively material to the Company’s financial statements taken as a whole. The Company further notes that this error is just an error between Q3 2003 and Q4 2003, with no net impact on full-year 2003.

18

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended December 31, 2003, as restated.  Please refer to the Company’s qualitative materiality assessment for 2003 below as it relates to the comparison of the Company’s earning from continuing operations, “As Restated,” versus its earnings from continuing operations “As if restated.”

Full-year 2003
•	Understated COGS by $0.5 million, or 0.01%;
•	Overstated Gross profit by $0.5 million, or 0.01%;
•	Overstated Selling, general and administrative expenses by $1.2, or 0.05% million (representing the Net Adjustment);
•	Understated Restructuring costs and other by $1.2 million, or 0.3%;
•	Understated Benefit for income taxes by $0.7 million, or 0.8%;
•	Understated earnings from continuing operations by $0.2 million, or 0.1%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the year ended December 31, 2003, as restated.

Qualitative Assessment
In addition to the quantitative assessment outlined above, we considered the following in our qualitative assessment of the materiality of the impact of the Adjustments on the restated 2003 quarterly and full-year financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The errors relating to the 2003 quarterly and annual periods are items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends

The errors do not mask a change in earnings or other trends.  Please see the following comparison of earnings from continuing operations, as restated (in the 2004 Form 10-K), to what those earnings would have been if these errors had been identified and corrected within the respective periods (“As if restated”):

Q1 As restated – ($18M)
Q1 As if restated – ($17M)

19

Q2 As restated - $114M
Q2 As if restated - $115M

Q3 As restated - $139M
Q3 As if restated - $145M

Q4 As restated – ($46M)
Q4 As if restated – ($54M)

2003 As restated – $189M
2003 As if restated - $189M

As outlined above, the errors had no net impact on the full-year 2003 results and did not impact the trend in earnings.  The Company notes that, due to the ongoing business transformation and the related restructuring actions, the trend in earnings from continuing operations is largely driven by the amount of restructuring charges recorded in any one period.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The analysts’ consensus expectations for the Company are based on earnings from continuing operations, excluding non-operational items such as restructuring charges (a non-GAAP measure).  For each of the quarters and for full-year 2003, the operational EPS amounts, if they were restated for these errors, would be unchanged from the operational EPS, as restated.

Whether the misstatement changes a loss into income or vice versa

The impact of these errors does not change a loss to income or vice versa for any of the quarterly periods within 2003 or for full-year 2003.  See above for the earnings from continuing operations comparison of “As restated” to “As if restated.”

20

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Given that these errors largely relate to restructuring and the fact that restructuring charges are not allocated to the segments, the impact of the errors that would be allocated to the segments would not be material to any segment.  Those impacts on earnings from continuing operations by period are as follows:

Q1 - $0.9M
Q2 - $1.1M
Q3 – ($1.1M)
Q4 - $0.0M
2003 - $0.9M

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The impact of the errors does not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The impact of the errors does not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

In 2003, incentive compensation was based on Revenue growth and Economic Profit. Kodak’s definition of Economic Profit was based on operating earnings (after-tax) less a required return on net operating assets.  The two measures were weighted equally on a matrix to determine the amount to be paid to participants.  The correction of these errors would have the impact of increasing full-year earnings by $0.2 million, with no impact on revenue.  Due to the fact that the Compensation Committee of the Board of Directors made a decision at the end of 2003 to exercise negative discretion and, therefore, lowered the payout percentages for the Company’s incentive compensation programs, the Company does not believe the incentive compensation was overstated as a result of these errors.

Whether the misstatement involves a concealment of an unlawful transaction

The errors were not the result of fraudulent or intentional activity.  Given that the Company restated its 2003 quarterly and annual periods, it had no motivation to exclude these errors from the restatement process.  The exclusion of these errors from the restatement process was the result of an oversight and unknown issues and, therefore, was inadvertent.

21

Conclusion
Based on the Company’s quantitative and qualitative assessments documented above, the Company concludes that the impact of the waived adjustments on the 2003 quarterly and annual periods, as restated, is immaterial and, therefore, no further restatement of those financial statements is required. The Company’s conclusion was reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP.

Year ended December 31, 2004 (See attached Schedule A_2004_Journal Entry Analysis and Schedule A_2004_Financial Statement Impact Analysis)

Materiality Assessment Based on Errors Known as of April 6, 2005

Consistent with its approach to the materiality assessment for 2003, due to the number of errors impacting 2004, the Company’s starting point for its materiality assessment for 2004 was to look at the aggregate impact of the errors on earnings from continuing operations for each of the first three quarterly periods within 2004.  The aggregate impacts for the first three quarters in 2004 were as follows:

Period	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

Q1 2004	$8 million	50.0%
Q2 2004	$24 million	16.8%
Q3 2004	$33 million	73.3%

Based on the materiality of the aggregate impacts on earnings from continuing operations for the second and third quarters of 2004, the Company concluded that the 2004 quarterly financial statements required restatement.  Based on the results of this quantitative assessment, it is the Company’s position that no further quantitative materiality assessment is required of the individual impacts of the errors impacting the financial statements for the first three quarters of 2004.

22

Qualitative Assessment
In addition to the quantitative assessment outlined above, we considered the following in our qualitative assessment of the materiality of the errors on the financial statements for the first three quarters of 2004:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The errors relating to the 2004 quarterly and annual periods are primarily items capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends

Earnings from continuing operations for the first three quarters of 2004 as originally reported and as restated were as follows:

Q1 2004 as originally reported - $16 million
Q1 2004 as restated - $8 million

Q2 2004 as originally reported - $143 million
Q2 2004 as restated - $119 million

Q3 2004 as originally reported - $45 million
Q3 2004 as restated - $12 million

As a result of the significance of the errors relating to Q2 and Q3 2004, the Company believes that the errors inadvertently masked a change in earnings over the time period.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The analysts’ consensus expectations for the Company are based on earnings from continuing operations, excluding non-operational items (a non-GAAP measure).  For each of the first three quarters of 2004, the Company continued to meet or beat the analysts’ consensus expectations as originally reported and on a restated basis.  Accordingly, the errors did not hide a failure to meet analysts’ consensus expectations for the first three quarters of 2004.

Whether the misstatement changes a loss into income or vice versa	The restatement for the errors did not change a loss into income or vice versa in any of the first three quarterly periods in 2004 on an earnings from continuing operations basis.

23

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Given the magnitude of the aggregate impacts on the second and third quarterly periods in 2004 and the Company’s resulting decision to restate, an assessment of the impact on the segments was not required.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The impact of the errors does not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The impact of the errors did affect the Company’s compliance with loan covenants.  With respect to its lines of credit, the Company has a technical covenant that requires the Company to keep proper books of record with full, true and correct entries in conformity with US GAAP.  Accordingly, the Company was not in compliance with this loan covenant due to the required restatements of the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004.  However, the default was cured when it filed its 2004 Form 10-K on April 6, 2005.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

For 2004, management’s incentive compensation was based on Revenue and Investable Cash Flow, as defined internally by the Company (a non-GAAP measure).  Given that the restatement did not reduce sales or impact Investable Cash Flow for full-year 2004, the errors did not have the effect of increasing management’s compensation for 2004.

Whether the misstatement involves a concealment of an unlawful transaction

The misstatements were not the result of fraudulent or intentional activity.  In performing all of the work the Company did in restating the 2003 full-year and quarterly financial statements and the financial statements for the first three quarters of 2004, the Company determined that the errors were all inadvertent with no directional bias (i.e., there were both charges and credits) and that there was no manipulation or fraudulent behavior in the financial reporting.

24

Conclusion
Given the quantitative misstatement impacts of the errors on earnings from continuing operations in the second and third quarters of 2004, the Company concluded that the financial statements for the first three quarterly periods in 2004 required restatement.

Waived Adjustments Impacting the 2004 Materiality Assessment Documented Above (please see the Company’s response to the eighth bullet of comment 3)
The Company notes that, of all the waived adjustments, only the capitalized interest adjustment has an impact on the quarterly (as restated for the first three quarters of 2004, as originally reported for Q4 2004) and full-year 2004 results (as originally reported).  As these issues were identified in the Company’s normal Q1 2005 closing and 10-Q filing process, the Company performed a materiality assessment with respect to these errors prior to filing its Q1 2005 Form 10-Q to ensure that the errors did not materially impact the full-year financial statements for 2000 through 2004 (as restated for full-year 2003, as originally filed for all other years), the quarterly financial statements for the four quarters in 2003 and the first three quarters of 2004 (as restated), and the quarterly financial statements for Q4 2004 (as originally filed) and Q1 2005.  To assess the materiality of the aggregate impact of these errors on the statement of operations and balance sheet line items within the 2004 quarterly financial statements (as restated for the first three quarters, as originally filed for Q4) and full-year financial statements (as originally filed), the Company performed the following materiality assessments:

In summary, the waived adjustments had the following impacts on earnings from continuing operations for the four quarters of and full-year 2004:

Period	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

Q1 2004	$0.7 million	8.8%
Q2 2004	$0.0 million	0.0%
Q3 2004	$0.4 million	3.3%
Q4 2004	$0.2 million	0.3%
Full-year 2004	$1.3 million	1.6%

See below for the related materiality assessments by period.

25

Q1 2004
•	Understated COGS by $0.1 million, or less than 0.01%;
•	Overstated Gross profit by $0.1 million, or 0.01%;
•	Understated Restructuring costs and other by $1.0 million, or 1.9%;
•	Understated Benefit for income taxes by $0.4 million, or 0.9%;
•	Overstated earnings from continuing operations by $0.7 million, or 8.8%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended March 31, 2004, as restated.

Q2 2004

The capitalized interest adjustment had no impact on Q2 2004 and, therefore, no further quantitative analysis is required.

Q3 2004
•	Understated Restructuring costs and other by $0.7 million, or 0.3%;
•	Understated Benefit for income taxes by $0.3 million, or 1.1%;
•	Overstated earnings from continuing operations by $0.4 million, or 3.3%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended September 30, 2004, as restated.

Q4 2004
•	Understated Restructuring costs and other by $0.3 million, or 0.1%;
•	Understated Benefit for income taxes by $0.1 million, or 0.1%;
•	Overstated earnings from continuing operations by $0.2 million, or 0.3%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended December 31, 2004, as originally filed.

26

Full-year 2004
•	Understated COGS by $0.1 million, or less than 0.01%;
•	Overstated Gross profit by $0.1 million, or less than 0.01%;
•	Understated Restructuring costs and other by $2.0 million, or 0.3%;
•	Understated Benefit for income taxes by $0.8 million, or 0.5%;
•	Overstated earnings from continuing operations by $1.3 million, or 1.6%; and
•	Impacts on balance sheet line items were less than 1%.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the year ended December 31, 2004, as originally filed.

Qualitative Assessment
In addition to the quantitative assessment outlined above, we considered the following in our qualitative assessment of the materiality of the impact of the Adjustments on the restated 2004 quarterly and full-year financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The capitalized interest error for the 2004 quarterly and annual periods is an item capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends

The capitalized interest error does not mask a change in earnings or other trends.  Please see the following comparison of earnings from continuing operations, as restated (in our 2004 Form 10-K), to what those earnings would have been if these errors had been identified and corrected within the respective periods (“As if restated”):

Q1 As restated – $8M
Q1 As if restated – $7M

Q2 As restated - $119M
Q2 As if restated - $119M

27

Q3 As restated - $12M
Q3 As if restated - $12M

Q4 As restated – ($58M)
Q4 As if restated – ($58M)

2004 As restated – $81M
2004 As if restated - $80M

As outlined above, the errors had only a $1 million net impact on the full-year 2004 results and did not impact the trend in earnings.  The Company notes that, due to the ongoing business transformation and the related restructuring actions, the trend in earnings from continuing operations is largely driven by the amount of restructuring charges recorded in any one period.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The analysts’ consensus expectations for the Company are based on earnings from continuing operations, excluding non-operational items such as restructuring charges (a non-GAAP measure).  For each of the quarters and for full-year 2004, the operational EPS amounts, if they were restated for these errors, would be unchanged from the operational EPS, as restated for the first three quarters of 2004, and for the fourth quarter and full-year 2004, as originally reported.

Whether the misstatement changes a loss into income or vice versa

The impacts of the capitalized interest error do not change a loss to income or vice versa for any of the quarterly periods within 2004 or for full-year 2004.  See above for the earnings from continuing operations comparison of “As restated” to “As if restated.”

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Given that $1.2 million of the full-year impact of the capitalized interest error of $1.3 million relates to restructuring and the fact that restructuring charges are not allocated to the segments, the impact of the capitalized interest error  would not be material to any segment.

28

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The impacts of the capitalized interest error do not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The impacts of the capitalized interest error do not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

For 2004, incentive compensation was based on Revenue and Investable Cash Flow.  The recording of the adjustments would have had no impact on revenue or investable cash flow.  Therefore, the impacts of the capitalized interest errors did not have the effect of increasing management’s compensation.

Whether the misstatement involves a concealment of an unlawful transaction	The error was not the result of fraudulent or intentional activity.

Conclusion
Based on the Company’s quantitative and qualitative assessments documented above, the Company concludes that the impacts of the capitalized interest error on the 2004 quarterly (as restated for Q1 – Q3) and annual periods is immaterial and, therefore, no further restatement of those financial statements is required. The Company’s conclusion was reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP.

First Quarter ended March 31, 2005
The Company notes that, of all the waived adjustments, only the capitalized interest adjustment has an impact on the financial statements as of and for the quarter ended March 31, 2005.  In the filing of our Q1 2005 Form 10-Q, the Company recorded the net-of-tax cumulative effect of the unrecorded capitalized interest error of $5.4 million ($8.7 million pre-tax) in its Q1 2005 results (the portions of the $5.4 million that relate to periods from 2000 through 2004 were included in the waived adjustments materiality assessments for those years documented above).  Additionally, the Company

29

disclosed this fact in Note 1 to our Q1 2005 10-Q.  As the capitalized interest error was identified in the Company’s normal Q1 2005 closing and 10-Q filing process, the Company performed a materiality assessment with respect to this error prior to filing its Q1 2005 Form 10-Q to ensure that the error did not materially impact the full-year financial statements for 2000 through 2004 (as restated for full-year 2003, as originally filed for all other years), the quarterly financial statements for the four quarters in 2003 and the first three quarters of 2004 (as restated), and the quarterly financial statements for Q4 2004 (as originally filed) and Q1 2005.  To assess the materiality of the Company’s recording the net-of-tax cumulative effect of the capitalized interest error within the Q1 2005 financial statements on the statement of operations and balance sheet line items within the Q1 2005 quarterly financial statements, the Company performed the following materiality assessments:

In summary, the recording of the net-of-tax cumulative effect of the capitalized interest waived adjustment had the following impact on earnings from continuing operations for Q1 2005:

Period	Dollar amount of (Under) Overstatement of earnings from continuing operations	Percentage (Under) Overstatement of earnings from continuing operations

Q1 2005	($5.4 million)	(3.8)%
Estimated full-year 2005	($5.4 million)	(2%) - (3%)

See below for the related materiality assessments by period.

Q1 2005
•	Overstated COGS by $2.0 million, or 0.09%;
•	Understated Gross profit by $2.0 million, or 0.3%;
•	Overstated Restructuring costs and other by $6.7 million, or 5.7%;
•	Understated Benefit for income taxes by $3.3 million, or 5.9%;
•	Understated earnings from continuing operations by $5.4 million, or 3.8%; and
•

The adjustment to correct the net-of-tax cumulative impact of the capitalized interest error corrected the balance sheet for this item as of March 31, 2005 and, therefore, the impact on the balance sheet is $0.

Based on the analysis outlined above, the Company’s assessment is that the errors are quantitatively immaterial to the statement of operations and balance sheet as of and for the quarter ended March 31, 2005.  Further the impact of the capitalized interest error is not material to the prior periods to which it relates (as supported by the materiality assessments outlined above for the years 2000 through 2004), nor is it material to the estimated full-year results for 2005.  (Please see below for a discussion of the guidance the Company considered in drawing its conclusion that the cumulative effect of the capitalized interest error could be corrected in Q1 2005).

30

As indicated above, the Company recorded an adjustment to correct the cumulative impact of the capitalized interest error of $8.7 million (pre-tax, $5.4 million after-tax) in the first quarter of 2005.  As this error relates to periods prior to 2005, the Company’s materiality assessments for the waived adjustments for the years 2000 through 2004, as outlined above, included the portion of the capitalized interest error that relates to those respective periods.  Accordingly, the Company was required to assess whether recording the cumulative effect of the capitalized interest error in Q1 2005 materially misstated its results for that period and the full-year 2005 period given that the adjustment does not relate to the Q1 2005 quarterly or full-year 2005 results.  The Company made its materiality assessment in accordance with paragraph 29 of Accounting Principles Board (“APB”) No. 28, “Interim Financial Reporting” and SAB Topic 5-F.

31

Qualitative Assessment
In addition to the quantitative assessment outlined above, we considered the following in our qualitative assessment of the materiality of the impact of the Capitalized Interest Adjustment on the 2005 Q1 and full-year financial statements:

SAB Topic 1-M Qualitative Consideration	Management’s Assertion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The capitalized interest error is capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends	Given that the correction of the capitalized interest error was only $5.4 million, the Company does not believe that the correction masks a change in earnings or other trends.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	The analysts’ consensus expectations for the Company are based on earnings from continuing operations, excluding non-operational items such as restructuring charges (a non-GAAP measure).

The Company did not provide guidance for Q1 2005; however, the analysts’ consensus for Q1 2005 was at $0.32 share of operational earnings (which was inferred from the Company’s 2005 first half-year guidance of $1.10 to $1.20 that was made public in the Company’s Q4 2004 earnings release on January 26, 2005).  The Company’s actual Q1 2005 operational earnings were $0.03 share.  Due to the fact that all but $1.4 million of the net-of-tax adjustment of $5.4 million to correct the cumulative impact of the capitalized interest error related to restructuring (and, therefore, is excluded from the determination of earnings from continuing operations, excluding non-operational items), the $0.03 per share would have been unchanged. Accordingly, the error did not hide a failure to meet analysts’ consensus expectations as it was a charge, not a credit, and it had no impact on operational earnings.

32

Whether the misstatement changes a loss into income or vice versa	The correction of the capitalized interest error in Q1 2005 did not change a loss to income or vice versa for Q1 2005. It is also not expected to change income to a loss for full-year 2005.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Given that the capitalized interest adjustment relates almost entirely to restructuring and the fact that restructuring charges are not allocated to the segments, the impact of the net-of-tax adjustment of $1.4M (the portion of the total net-of-tax capitalized interest adjustment that is not a restructuring charge) in Q1 2005 would not be material to any segment. It is also not expected to be material to any one segment for full-year 2005.

Whether the misstatement affects the registrant’s compliance with regulatory requirements	The impact of the capitalized interest adjustment did not affect the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The impact of the capitalized interest adjustment did not affect the Company’s compliance with loan covenants and other contractual requirements.

Whether the misstatement has the affect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

For 2005, incentive compensation is based on digital product revenue and investable cash flow.  The recording of the capitalized interest adjustment in Q1 2005 has no impact on digital revenue or investable cash flow.  Therefore, the impact of the capitalized interest adjustment will not have the effect of increasing management’s compensation for full-year 2005.

Whether the misstatement involves a concealment of an unlawful transaction	The Capitalized Interest Adjustment was not the result of fraudulent or intentional activity.

33

Conclusion
Based on the Company’s quantitative and qualitative materiality assessments outlined above, the impact of the capitalized interest error was not material to the prior periods, it was not material to the estimated full-year 2005 results and it was not material to Q1 2005.  As a result, in accordance with APB 28 and SAB Topic 5-F, the Company concluded that the correction of the cumulative effect of the error could be recorded in Q1 2005 without restatement of any prior periods.  The Company’s conclusion was reviewed with senior management, the Audit Committee of the Board of Directors, outside SEC legal counsel and PricewaterhouseCoopers LLP.

34